The registrant is submitting this draft registration statement confidentially as an “emerging growth company”

pursuant to Section 6(e) of the Securities Act of 1933.

As submitted to the Securities and Exchange Commission on January 11, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF CERTAIN REAL ESTATE COMPANIES

Seer Mortgage Capital, Inc.

(Exact name of registrant as specified in its governing instruments)

489 Fifth Avenue, 17th Floor

New York, New York 10017

(212) 850-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Philip Weingord

Chief Executive Officer

489 Fifth Avenue, 17th Floor

New York, New York 10017

(212) 850-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel M. LeBey, Esq. Trevor K. Ross, Esq. Hunton & Williams LLP Riverfront Plaza, East Tower 951 E. Byrd Street Richmond, Virginia 23219-4074 (804) 788-8200 (804) 788-8218 (Facsimile)	Jay L. Bernstein, Esq. Jacob A. Farquharson, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000 (212) 878-8375 (Facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.01	$	$

(1)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED     , 2013

PROSPECTUS

Shares

Seer Mortgage Capital, Inc.

Common Stock

Seer Mortgage Capital, Inc. is a Maryland corporation focused on acquiring, financing and managing primarily residential mortgage assets and mortgage-related assets, including Agency RMBS, Non-Agency RMBS, whole residential mortgage loans, Excess MSRs, and other residential mortgage assets, as well as CMBS and other ABS. We are externally managed and advised by Seer Mortgage Capital Advisor LLC, a Delaware limited liability company, or our Manager, which is a subsidiary of Seer Capital Management LP.

This is our initial public offering and no public market currently exists for our common stock. We are offering shares of our common stock, par value $0.01 per share, as described in this prospectus. The initial public offering price of our common stock is $20.00 per share.

We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “SEER.”

Concurrently with the completion of this offering, we will complete a private placement in which we will sell              shares of our common stock for $20.00 per share to certain executives and other employees of our Manager and its affiliates. No placement agent fee or underwriting discount or commission will be payable by us with respect to any of the shares sold in the concurrent private placement.

We intend to elect and qualify to be taxed as a real estate investment trust, or REIT, for federal income tax purposes commencing with our taxable year ending December 31, 2013. To assist us in qualifying as a REIT, among other purposes, our charter will generally limit beneficial and constructive ownership of our stock by any person to no more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. In addition, our charter contains various other restrictions on the ownership and transfer of our common stock, see “Description of Capital Stock—Restriction on Ownership and Transfer.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and as such we have elected to comply with certain reduced public company reporting requirements in this prospectus and in future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Our Manager will pay the underwriters at closing $ per share for each share sold in this offering, representing the full underwriting discount payable with respect to the shares of common stock sold in this offering.

The underwriters may also purchase up to an additional              shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                 , 2013.

Joint Book-Running Managers

Deutsche Bank Securities	Citigroup

The date of this prospectus is                 , 2013

You may rely only on information contained in this prospectus and any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with information that is different or additional to that contained in this prospectus. If anyone provides you with different or additional information, you should not rely on it. No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus to that jurisdiction. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or date that are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Until                     , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This obligation is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

GLOSSARY

This glossary highlights some of the key terms that we use elsewhere in this prospectus and is not a complete list of all the defined terms used in this prospectus.

“ABS” means asset-backed securities.

“Agency” means a U.S. government agency, such as Ginnie Mae, or a federally chartered corporation, such as Fannie Mae or Freddie Mac, that guarantees payments of principal and interest on MBS.

“Agency RMBS” means government agency RMBS, which are mortgage pass-through certificates backed by pools of residential mortgage loans issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac. The collateral for Agency RMBS may include HECM or loans issued under the H4H Act. Our Agency RMBS may also consist of Agency CMOs, which are collateralized mortgage obligations issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac.

“Alt-A Mortgage Loans” means mortgage loans made to borrowers whose qualifying mortgage characteristics do not conform to Agency underwriting guidelines. Generally, Alt-A Mortgage Loans allow homeowners to qualify for a mortgage loan with reduced or alternate forms of documentation.

“ARMs” means adjustable-rate residential mortgage loans.

“CMBS” means commercial mortgage backed securities secured by income-producing property, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, rental apartments, nursing homes, senior living centers and self-storage properties.

“CMO” means a collateralized mortgage obligation. CMOs are structured instruments representing interests in specified mortgage loan collateral. CMO securitizations consist of multiple classes, or tranches, of securities, with each tranche having specified characteristics, based on the rules described in the securitization documents governing the division of the monthly principal and interest distributions, including prepayments, from the underlying mortgage collateral among the various tranches. Interest-only securities, or “IOs,” are CMOs that only receive interest payments while principal-only securities, or “POs,” receive only principal payments.

“Excess MSRs” means excess mortgage servicing rights, which represent the portion of the servicing fee paid to mortgage servicers in excess of the reasonable compensation that would be charged for mortgage servicing in an arm’s-length transaction.

“Fannie Mae” means the Federal National Mortgage Association.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHA” means the Federal Housing Administration.

“FHFA” means the U.S. Federal Housing Finance Agency.

“Freddie Mac” means the Federal Home Loan Mortgage Corporation.

“FRMs” means fixed-rate residential mortgage loans.

“Ginnie Mae” means the Government National Mortgage Association, a wholly-owned corporate instrumentality of the United States within the U.S. Department of Housing and Urban Development.

“GSE” means a U.S. government-sponsored entity such as Freddie Mac or Fannie Mae.

“HAMP” means the Home Affordable Modification Program, an official program sponsored by the U.S. Department of Treasury and U.S. Department of Housing and Urban Development, which provides homeowners with assistance in avoiding residential mortgage loan foreclosures.

“HARP” means the Home Affordable Refinance Program, an official program sponsored by the U.S. Department of Treasury and U.S. Department of Housing and Urban Development, which allows borrowers who are current on their mortgage payments to refinance and reduce their monthly mortgage payments without new mortgage insurance.

“H4H Act” means the Hope for Homeowners Act of 2008.

“H4H Program” means the HOPE For Homeowners Program, a discontinued program sponsored by the U.S. Department of Housing and Urban Development, which was designed to prevent qualified home owners from defaulting on their mortgages, and avert foreclosure through refinancing into affordable, fixed-rate mortgages.

“H4H MBS” means MBS, the collateral for which consists of mortgage loans issued by FHA-approved lenders under the H4H Act. H4H mortgage loans are insured by the FHA and the payment of principal and interest on H4H MBS is guaranteed by Ginnie Mae.

“HECM” means home equity conversion mortgages (commonly referred to as reverse mortgages), which are mortgage loans designed specifically for senior citizens to convert equity in their homes to monthly streams of income or lines of credit. A HECM generally provides either for an initial advance to the borrower at the origination of such loan followed by fixed monthly advances over a multi-year period, or for periodic draws by the borrower on lines of credit at the borrower’s discretion. No interest or principal is due by the borrower until maturity, which generally does not occur until the borrower dies, conveys title to the home or moves out of the related mortgaged property or the borrower fails to perform certain obligations relating to the mortgage loans. Interest accrues on the HECM at the applicable mortgage interest rate that is set forth in the related prospectus supplement and is added each month to the outstanding principal balance of the HECM. A borrower may prepay in whole or in part the outstanding balance of a HECM at any time without penalty.

“HECM MBS” means MBS that are based on or backed by participation interests in advances made to borrowers and related amounts in respect of a HECM. Ginnie Mae guarantees the timely payment of principal and interest on each class of securities. The Ginnie Mae guaranty is backed by the full faith and credit of the United States.

“HERA” means the Housing and Economic Recovery Act of 2008.

“High Yield ABS” means ABS, MBS and commercial mortgage-backed securities which may be distressed and/or rated sub-investment grade.

“highly rated” tranches of MBS refer to those tranches which we consider to be the more senior tranches of a given securitization.

“hybrid ARMs” means residential mortgage loans that have interest rates that are fixed for a specified period of time (typically three, five, seven or ten years) and, thereafter, adjust to an increment over a specified interest rate index.

“Interest Only Strips” means the interest portion of MBS payments, which is separated and sold individually from the principal portion of MBS payments.

“Inverse Interest Only” means an Interest Only Strip that bears a coupon having an inverse relationship to its index and is subject to caps and/or floors.

“jumbo mortgage loans” means residential mortgage loans with an original principal balance in excess of the maximum amount permitted by the Agency underwriting guidelines.

“MBS” means mortgage-backed securities.

“mortgage loans” means loans secured by real estate with a right to receive the payment of principal and interest on the loan (including servicing fees).

“MSRs” means mortgage servicing rights.

“Non-Agency RMBS” means MBS that are not issued or guaranteed by an Agency, including investment grade (AAA through BBB rated) and non-investment grade (BB rated through unrated) classes.

“Planned Amortization Classes” means classes of CMO tranches in MBS that receives a primary payment schedule. As long as the actual prepayment rate is between a designated range of prepayment speeds, the life of the Planned Amortization Classes will remain relatively stable.

“Prime mortgage loans” means mortgage loans that generally conform to Agency underwriting guidelines.

“Principal Only Strips” means the principal portion of MBS payments, which is separated and sold individually from the interest portion of MBS payments.

“residential mortgage pass-through certificates” represent interests in “pools” of mortgage loans secured by residential real property where payments of both interest and principal (including principal prepayments), on the underlying residential mortgage loans are made monthly to holders of the certificates, in effect “passing through” monthly payments made by the individual borrowers on the mortgage loans that underlie the securities, net of fees paid to the issuer/guarantor and servicers of the securities.

“RMBS” means MBS backed by residential mortgage loans.

“Sequentials” means classes of CMOs in which each tranche’s holder receives interest payments as long as the tranche’s principal has not been completely paid off.

“Supports” means classes of CMOs that absorb variable prepayment rates and protect the Planned Amortization Classes. The term of a companion tranche can vary widely.

“SIFMA” means the Securities Industry and Financial Markets Association.

“Subprime Mortgage Loans” means mortgage loans that have been originated using underwriting standards that are less restrictive than those used in underwriting Prime Mortgage Loans and Alt-A Mortgage Loans.

“TBAs” means forward-settling Agency RMBS where the pool is “to-be-announced.” In a TBA, a buyer will agree to purchase, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date.

“Treasury” means the U.S. Department of Treasury.

“VA” means the Department of Veterans Affairs.

“whole loans” means direct investments in whole residential mortgage loans, as opposed to investments in RMBS, CMOs or other structured products that are backed by such loans.

SUMMARY

This summary highlights key information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus before making a decision to invest in our common stock. Except where the context suggests otherwise, the terms “company,” “we,” “us” and “our” refer to Seer Mortgage Capital, Inc., a Maryland corporation, together with its consolidated subsidiaries; references in this prospectus to “our Manager” refer to Seer Mortgage Capital Advisor LLC, a Delaware limited liability company. Our Manager is a subsidiary of Seer Capital Management LP, an investment advisor registered with the Securities and Exchange Commission. Unless indicated otherwise, the information in this prospectus assumes (i) no exercise of the underwriters’ overallotment option described on the front cover of this prospectus (ii) that shares of our common stock will be sold in this offering at $             per share, and (iii) that shares will be issued and sold to certain executives and other employees of our Manager and its affiliates at the initial public offering price per share in a private placement concurrent with the completion of this offering.

Our Company

We are a Maryland corporation focused on acquiring, financing and managing primarily residential mortgage assets and mortgage-related assets, including Agency RMBS, Non-Agency RMBS, whole residential mortgage loans, Excess MSRs, and other residential mortgage assets, as well as CMBS and other ABS. We refer to these assets collectively as our target assets. We believe that a mix of these assets, which we will adjust from time to time in response to market conditions, will provide attractive risk-adjusted returns to our stockholders over the long-term, primarily through dividends and also capital appreciation.

Our Manager will seek to generate attractive risk-adjusted returns to our stockholders over the long-term by leveraging the extensive expertise of its senior management team, which will perform granular asset-level research, and detailed structural analysis to identify assets that meet our investment criteria. We expect to earn a return on our target assets consisting of the yield on our unlevered target assets and a spread between the yield on our levered target assets and the cost of borrowing to finance those assets as well as any capital appreciation. We intend to finance our target assets primarily through the use of repurchase agreements. We expect that this spread return, complemented by capital appreciation, will be the primary driver of our returns to our stockholders, and will require us to secure attractive short-term repurchase financing and, in certain cases, longer-term financing, and implement and manage effective hedging strategies, primarily interest rate hedges.

U.S. government entities, primarily Fannie Mae and Freddie Mac, currently play a very large role in the United States mortgage market. Fannie Mae and Freddie Mac supply capital to mortgage lenders, help strengthen the U.S. housing market, and support affordable homeownership by purchasing, guaranteeing, and securitizing residential mortgage loans made by local and national banks, thrifts, credit unions, and other financial institutions. We expect the U.S. government to reduce its involvement in the next five years in the U.S. mortgage market by gradually raising the GSE guarantee fees charged to mortgage lending institutions and gradually shrinking the investment portfolios of loans and MBS held by the GSEs. We believe that this will create a myriad of attractive opportunities for us across mortgage sectors and strategies.

We have not acquired any target assets as of the date of this prospectus. We will not commence significant operations until we have completed this offering and the concurrent private placement. We intend to elect and qualify to be taxed as a real estate investment trust, or REIT, for federal income tax purposes, commencing with our taxable year ending December 31, 2013. We generally will not be subject to federal income taxes on our taxable income to the extent that we annually distribute all of our net taxable income to stockholders and maintain our intended qualification as a REIT. We intend to execute a portion of our hedging strategy through a domestic taxable REIT subsidiary, or TRS, which will pay federal, state and, if applicable, local income tax. We also intend to operate our business in a manner that will permit us to maintain our exemption from registration under the Investment Company Act of 1940, as amended, or the 1940 Act.

Current Market Opportunity

We believe that a strategy of purchasing secondary Non-Agency RMBS and Agency RMBS will produce an attractive risk-adjusted return profile, given current pricing levels and available financing for both Non-Agency RMBS and Agency RMBS. In addition, we expect, that as the origination of residential mortgages in the United States shifts away from the U.S. government to private hands, significant opportunities will increasingly be available in primary Non-Agency RMBS and whole residential mortgage loans. We believe our Manager, through its relationship with Seer Capital Management LP, is uniquely qualified to evaluate and exploit these opportunities given its experience in these markets, track record, investment process and sourcing relationships.

The U.S. housing price declines, beginning in 2006, created unprecedented dynamics in the U.S. housing finance sector. The decrease in housing prices dramatically increased the number of borrowers defaulting on their mortgages, as well as the number of borrowers with mortgage balances in excess of the current value of their homes. This decline in housing prices and increase in residential mortgage defaults, along with various government and bank actions, has depressed the level of refinancing and prepayment of mortgages compared to what would otherwise be anticipated given the prevailing low interest rate environment of the past five years.

Nearly six trillion dollars of Non-Agency RMBS, including home equity securities, was issued prior to 2008, of which close to one trillion dollars remained outstanding as of the fourth quarter of 2012. We believe many of the mortgages backing these securities are troubled, and the primary value of the loans results from the expected recovery after foreclosure and sale of the home. As a result, legacy Non-Agency RMBS is challenging to analyze, and the universe of buyers for these assets is specialized. These assets have experienced price volatility since the credit crisis in 2007-2008. While these assets have recovered significant value from the lows experienced in 2008 and 2009. We believe that opportunities will continue to exist for us to purchase legacy Non-Agency RMBS at prices which generate attractive risk-reward profiles, in particular in securities that offer attractive yields with substantial downside protection to adverse economic and housing market developments. We believe we can obtain financing to acquire Agency RMBS, Non-Agency RMBS and CMBS through repurchase agreements with haircuts ranging from 3% to 10% on Agency RMBS and 10% to 50% on Non-Agency RMBS and CMBS. This leverage includes short-term repurchase agreements 30 to 90 days in maturity, and longer-term repurchase agreements, which may extend up to five years or longer.

The U.S. government currently controls a very large share of residential mortgage issuances in the United States primarily through the GSEs. In addition, the Federal Reserve, as part of its Quantitative Easing, or QE, program aimed at stimulating economic growth, holds and continues to purchase a significant amount of newly issued Agency RMBS. It is our Manager’s view that the involvement of the U.S. government in the origination of residential mortgages and the purchase of Agency RMBS will be slowly phased out in the coming years, creating multiple opportunities for investment. On August 17, 2012, the Treasury announced steps to expedite the wind down of Fannie Mae and Freddie Mac, including the accelerated reduction of their investment portfolios at an annual rate of 15%, as opposed to the previously announced annual rate of 10%. The issuance of Non-Agency RMBS, according to SIFMA, has fallen from a 2005 peak volume of $740 billion to $2.8 billion from January through October 2012. Although a return to the 2005 level of Non-Agency RMBS issuance is unlikely, it is our Manager’s view that as the U.S. government pulls back from its current role in the residential mortgage market, a functioning Non-Agency residential mortgage market with private participants will develop. We believe this future development will likely include substantial primary issuances of Non-Agency RMBS.

Our Manager anticipates that the revival of the Non-Agency RMBS market discussed above may generate opportunities for us to participate in the purchase, and possibly the securitization of, whole residential mortgage loans. The whole residential mortgage loan market may in fact develop as a step toward the revival of the Non-Agency RMBS securitization market. We may enter into mortgage loan purchase agreements with a number of sellers, including investment banks, commercial banks, savings and loan associations, home builders, credit unions, and mortgage conduits. We may purchase mortgage loans on both the primary and secondary markets. We expect these loans to be secured primarily by residential properties in the United States.

In the Agency RMBS market, we believe the spread return available from leveraging Agency RMBS at current financing levels is well in excess of the return on U.S. Treasury Notes and other fixed income benchmark securities. With the Federal Reserve holding the target for the federal funds rate to a current range of 0% to 0.25%, financing for Agency RMBS assets is at historically low levels. We intend to take advantage of these favorable market conditions by deploying all of the net proceeds from this offering and the concurrent private placement in Agency RMBS, which will be the initial focus of our business plan. Although Agency RMBS have seen substantial price appreciation over the past 12 months, we believe the market dynamic for Agency RMBS is likely to remain strong in the near term, as we expect investors to continue to seek incremental spreads relative to U.S. Treasury Notes in a low yield environment and financial institutions to continue to prefer high quality, liquid Agency RMBS.

We believe prepayments on Agency mortgages are currently low relative to historical levels in certain segments of the market. A significant proportion of new mortgages originated in the United States are being funded through Agency financings, which is creating an ample supply of new Agency RMBS securitizations. Our Manager has observed that the current low interest rate environment has not triggered a significant increase in prepayments on all residential mortgage loans, as we believe many borrowers are finding it challenging to qualify for new loans due to a variety of factors, including significant reduction in the value of their homes and tightened underwriting criteria applied to mortgage originations.

We also believe that the current environment has created an attractive opportunity to invest in Excess MSRs. Specifically:

•

changes in the regulatory treatment of MSRs for financial institutions subject to Basel III, a revision to the global regulatory capital and liquidity framework for banks, which will impose increased regulatory capital costs on banks for owning MSRs, which we expect will result in the divestment of the MSRs together with Excess MSRs;

•

elevated borrower delinquencies and defaults experienced over the last few years, and increased regulatory oversight, have led to substantially higher costs for mortgage servicers and negatively impacted their profitability; and

•	mortgage servicing has become less attractive to many financial institutions due to increasingly negative publicity and heightened government and regulatory scrutiny.

These dynamics resulted in a pipeline of Excess MSRs for sale by banks to non-bank servicers, as these institutions are under pressure to exit or reduce their exposure to the mortgage servicing business. As a result, we believe that this relative oversupply of Excess MSRs, combined with a historically low interest rate environment and a challenging credit market, have contributed to an availability of Excess MSRs that are attractively priced.

Our Manager’s views of the current market opportunities are based on its own assessments. There can be no assurance that our investment and financing strategies based on our Manager’s views will be able to generate attractive returns for our stockholders.

Our Investment Strategy

We will use the deep experience, rigorous approach to research, asset sourcing, deal analysis, trading, risk management and financial engineering of our Manager and Seer Capital Management LP to identify, acquire and manage our target assets.

We plan to initially acquire and manage a portfolio of Agency RMBS. We expect that the depth and liquidity of the Agency RMBS market will allow us to invest a significant portion of our capital in a relatively short period of time. We also will seek to take advantage of what we believe to be favorable market conditions that currently exist for this asset class.

At the conclusion of the first full quarter after the completion of this offering and the concurrent private placement, we anticipate the allocation of our equity capital will evolve to 40%—50% in Agency RMBS, 30%—40% in Non-Agency RMBS, 0%—10% in whole residential mortgage loans, 0%—10% in Excess MSRs, 5%—10% in CMBS, and 10%—20% in cash, including cash backing derivative exposures which we will use to hedge our borrowings. If the current market environment persists, over the subsequent three quarters, we anticipate further increasing our allocation to Non-Agency RMBS relative to Agency RMBS. Our allocations in the subsequent three quarters after the completion of this offering and the concurrent private placement and in the future are subject to change based on our Manager’s view of the factors described above as well as other factors.

We will rely on our Manager’s expertise in identifying target assets and, to the extent that leverage is employed, efficiently financing those assets. We expect that our Manager will make decisions based on a variety of factors, including expected risk-adjusted returns, yield, price, relative value, structure, credit fundamentals, liquidity, convexity risk, availability of adequate financing, borrowing costs and macroeconomic conditions, as well as qualifying and maintaining our REIT qualification and our exemption from registration under the 1940 Act.

Our Manager generally does not expect to acquire target assets with the intention of selling them shortly afterward. However, we may dispose of target assets earlier than anticipated or hold such assets longer than anticipated if market conditions, credit performance, availability of leverage, or other factors dictate.

Our Target Assets

Our target asset classes and the principal assets that we expect to acquire in each target asset class are as follows:

Asset classes	Principal assets
Agency RMBS	Single-family residential mortgage pass-through securities and CMOs in respect of which payment of principal and interest are guaranteed by a GSE. These are securities representing interests in “pools” of mortgage loans secured by residential real property where payments of both interest and principal, plus prepaid principal, on the securities are made monthly to holders of the securities, in effect “passing through” monthly payments made by the individual borrowers on the mortgage loans that underlie the securities, net of fees paid to the issuer or guarantor and servicers of the securities.

Non-Agency RMBS	Like Agency RMBS, Non-Agency RMBS represent interests in “pools” of mortgage loans secured by residential real property. However, unlike Agency RMBS, payments of principal and interest on Non-Agency RMBS are not guaranteed by any of the GSEs but instead rely solely on the performance of the underlying residential mortgage assets to deliver returns to investors. Non-Agency RMBS typically come in the form of notes or certificates issued to investors that are secured by a pool of mortgage loans. The notes or certificates may be AAA rated through unrated, as determined by one or more of the nationally recognized statistical rating organizations. The collateral backing Non-Agency RMBS may include Alt-A, subprime and prime mortgage loans, which may be FRMs, ARMs or hybrid ARMs. Non-Agency RMBS typically are backed by non-conforming mortgage loans, which are mortgage loans that do not qualify for purchase by the GSEs, because of credit characteristics and size that do not satisfy Fannie Mae and Freddie Mac guidelines.

Asset classes	Principal assets

Residential Mortgage Loans	Prime Mortgage Loans and Alt A Mortgage Loans, which may be ARMs, hybrid and/or FRMs, secured primarily by residential properties in the United States, purchased through mortgage loan purchase agreements with a number of sellers, including investment banks, commercial banks, savings and loan associations, home builders, credit unions and mortgage conduits, in the primary and secondary markets. These residential mortgage loans are single-family residential traditional ARMs, hybrid and/or FRMs with original terms to maturity of not more than 40 years, which are either fully amortizing or are interest-only for up to ten years, and fully amortizing thereafter.

Excess MSRs	Excess MSRs are interests in MSRs, representing investments in monthly interest payments, net of a base fee paid to the mortgage servicer, generated by MSRs. The fee that a mortgage servicer is entitled to receive for servicing a pool of mortgages generally exceeds the reasonable compensation that would be charged in an arm’s-length transaction. For example, GSEs, such as Fannie Mae and Freddie Mac, generally require mortgage servicers to be paid a minimum servicing fee that significantly exceeds the amount a servicer would charge in an arm’s-length transaction. The portion of the fee in excess of what would be charged in an arm’s-length transaction is commonly referred to as the excess mortgage servicing fee.

Other Residential Mortgage Assets	Interest only and principal only Agency RMBS and Non-Agency RMBS, inverse floating rate and floating rate securities, and other Agency and Non-Agency RMBS derivative securities, MSRs as well as other financial assets, including common stock, preferred stock and debt of other real estate-related entities.

CMBS	CMBS are securities which are collateralized by, or evidence ownership interests in, a mortgage loan secured by a single commercial property, or a partial or entire pool of mortgage loans secured by commercial properties.

ABS	Debt and equity tranches of securitizations backed by various asset classes including, but not limited to, prime and subprime auto loans, auto leases, motorcycle loans, recreational vehicle loans, commercial and government fleet loans and leases, and rental fleet loans and leases; auto and non-auto dealer floor plan receivables; prime and subprime credit card receivables; equipment receivables, including agricultural equipment leases and loans and construction equipment leases and loans; student loan receivables, including private student loans and government guaranteed student loans; rights to recover advances made by servicers under residential mortgage securitizations; loans to finance premiums for property and casualty insurance; securities that rely on intellectual property rights to generate cash flows; leases on transportation equipment, including aircraft, container, and rail equipment; esoteric ABS, including those backed by operating cash flows from a whole business; and small business loans fully guaranteed as to principal and interest by the U.S. Small Business Administration, or the SBA. Investments in ABS generally are not qualifying assets for purposes of the 75% asset test applicable to REITs and generally do not generate qualifying income for purposes of the 75% income test applicable to REITs.

Our Competitive Strengths

We believe that our competitive strengths include the following:

Experienced Management Team

Our Manager has an experienced management team composed of Messrs. Weingord, D’Albert, Barkan, Lamont, Schoen, Weaver, and Kim, each of whom currently serve on the senior management team of Seer Capital Management LP. The management team will oversee our asset acquisition and financing strategies as well as compliance with our investment guidelines. The senior members of Seer Capital Management LP average more than 21 years of experience in securitized products. We expect that the experience of the members of our management team will enable us to identify, analyze, select and acquire attractive target assets.

Expertise

Our Manager has significant expertise in credit analysis and asset selection in the Agency RMBS, Non-Agency RMBS, and residential whole loan markets. Our Manager also has substantial experience purchasing, selling, and securitizing residential whole loans. Our Manager evaluates target assets based on their respective cash flow priority, subordination level, capital structure, and sensitivity to interest rate fluctuations to select the most attractive risk-adjusted return profile. We believe our Manager’s in-depth expertise will enable us to identify, acquire and manage our target assets.

Seer Performance

Seer Capital Management LP manages the Seer Capital Partners Offshore Fund, LTD., or the Offshore Fund, and the Seer Capital Partners Fund, L.P., or the Onshore Fund, which invest in Seer Capital Partners Master Fund, LP, or the Fund. The Fund invests in Non-Agency RMBS, CMBS and ABS.

The Offshore Fund first issued Class B shares on May 1, 2009 and has generated annual net returns for Class B investors as follows:

2009 (May 1 through December 31)	17.1%
2010	28.6%
2011	2.8%
2012	%

The Offshore Fund first issued Class A-2 interests on March 1, 2011 and has generated annual net returns for Class A-2 investors as follows:

2011 (March 1 through December 31)	(5.0)%
2012	%

The Onshore Fund commenced operations in April 2010. The Onshore Fund first issued Class A interests on April 1, 2010 and has generated annual net returns for Class A investors as follows:

2010 (April 1 through December 31)	14.7%
2011	2.1%
2012	%

Opportunistic and Flexible Investment Strategy

Our Manager intends to actively manage our portfolio of target assets, utilizing its expertise in Agency RMBS, Non-Agency RMBS, whole loans, CMBS and ABS, and anticipates diversity in sources of return. We believe our flexible investment strategy, coupled with our Manager’s expertise across our target asset classes, will enable us to opportunistically adjust the composition of our portfolio in response to changing market conditions and achieve attractive risk-adjusted returns in a variety of market cycles and economic environments. Our Manager intends to opportunistically invest across our target assets by applying its investment analysis to determine fundamental value via individual security level credit analysis, comparative analysis of assets, and asset classes across the portfolio and for potential acquisition or sales, evaluating and exploiting supply and demand imbalances, dislocations, and trends, and analysis of the macro-economic environment and its impact on our target assets along with industry specific trends.

Deep Sourcing Relationships and Extensive Strategic Relationships and Experience of our Manager

Our Manager and its affiliates have extensive long-term relationships with financial intermediaries, including primary dealers, investment banks, brokerage firms, repurchase agreement counterparties, leading mortgage originators, mortgage special servicers and REO managers, and commercial banks. We expect our Manager and its affiliates to take advantage of their broad network of relationships to identify opportunities for us to acquire our target assets.

Disciplined Investment Analysis

Our Manager’s investment process is both bottom-up, with scenario analysis, and top-down, with stress-testing. Our Manager performs micro analysis using a suite of proprietary and third party systems, hyper-granular modeling, quantitative overlay, document review, on-site due diligence, surveillance, issuer/servicer strengths, and scenario analysis before investing in target assets. Our Manager believes that macro analysis including the examination of interest rates, credit spreads, asset prices, residential property markets, commercial property markets, unemployment, fiscal policy, and monetary policy variables is critical before deploying capital. Additionally, our Manager overlays ROE requirements, relative value, supply and demand technicals, and dealer positioning before making final decisions to execute. Risk management processes include but are not limited to concentration limits, stress testing, hedging, liquidity evaluation, and leverage.

Absence of a Legacy Portfolio

We do not have any existing assets or legacy portfolio, which we believe is a competitive advantage relative to our competitors because we do not have a legacy portfolio of lower-return or problem assets that could potentially dilute the attractive returns that we believe are available in the current environment. In addition, not managing a legacy portfolio may also enable us to compete aggressively for attractive target assets. The absence of a legacy portfolio affords our Manager a clean slate to (i) focus exclusively on acquiring and hedging assets that are likely to perform well on a going-forward basis and (ii) not be encumbered with monitoring costs of a liquidating, hedging, and restructuring a portfolio of deteriorated or otherwise impaired assets that could be a drag on returns.

Alignment of our Manager’s Interests

We have taken steps to structure our relationship with our Manager so that our interests and those of our Manager are closely aligned. Certain executives and other employees of our Manager and its affiliates have agreed to purchase in the concurrent private placement, at the initial public offering price per share, shares of common stock. Our Manager and these individuals have agreed to a              day lock-up with respect to the shares that they purchase in the concurrent private placement. We believe that the significant investment certain executives and other employees of our Manager and its affiliates make in our company will align their interests with ours and create an incentive to maximize returns for our stockholders.

Our Financing Strategy

We intend to use conservative amounts of leverage as part of our financing strategy. Our financing sources include the net proceeds of this offering and the concurrent private placement and borrowings in the form of repurchase agreements, warehouse facilities, securitizations, re-securitizations, bank credit facilities (including term loans and revolving facilities), and public and private equity and debt issuances, in addition to transaction or asset specific funding arrangements made for specific assets.

We intend to borrow to increase potential returns to our stockholders and we do not speculate on changes in interest rates. The amount of leverage we employ for target assets will depend upon the availability of funding and our Manager’s assessment of the credit, liquidity, price volatility and other risks of our target assets as well as risks to our financing counterparties. We intend to initially finance our RMBS with repurchase agreements. Over time, as market conditions change, in addition to these financings, we may use other forms of leverage, including warehouse facilities, securitizations, re-securitizations, bank credit facilities (including term loans and revolving facilities), and public and private equity and debt issuances, in addition to transaction or asset-specific funding arrangements. We may, however, be limited or restricted in the amount of leverage we may employ by the terms and provisions of our financings or other agreements that we may enter into in the future, and we may be subject to margin calls as a result of our financing activity. Additionally, we may use other forms of borrowing over time as market conditions change.

Our Interest Rate and Hedging Strategy

Subject to qualifying and maintaining our qualification as a REIT, we plan to engage in a variety of interest rate risk management techniques that seek to mitigate the impact of interest rate changes on the values of, and returns on, some of our assets, and help us achieve our risk management objective. We intend to utilize derivative financial instruments, including, but not limited to, puts and calls on securities or indices of securities, futures, interest rate swaps, interest rate caps, interest rate swaptions, exchange-traded derivatives, U.S. Treasury securities and options on U.S. Treasury securities, and interest rate floors to hedge all or a portion of the interest rate risk associated with the borrowing costs associated with our investment portfolio. In particular, we may hedge our exposure to potential interest rate mismatches between the interest that we earn on our target assets and our costs of financing caused by fluctuations in short-term interest rates. The main purpose of our interest rate hedging strategy will be to enhance risk-adjusted returns and, where possible, to lock in, on a long-term basis, a favorable spread between the yield on our assets and the cost of our financing. We will rely on our Manager’s expertise to manage these risks on our behalf. We intend to execute a portion of our hedging strategy through a domestic TRS, which will be subject to federal, state and, if applicable, local income tax. See “Risk Factors—Risks Relating to Financing and Hedging—Failure to obtain and maintain an exemption from being regulated as a commodity pool operator could subject us to additional regulation and compliance requirements and may result in fines and other penalties which could materially adversely affect our business and financial condition.”

Summary Risk Factors

An investment in shares of our common stock involves a high degree of risk. You should consider carefully the risk highlighted below and under the section entitled “Risk factors” beginning on page 15 before investing in our common stock.

•	There are conflicts of interest in our relationship with our Manager, Seer Capital Management LP and its affiliates.

•	We have no employees and are completely dependent upon our Manager, Seer Capital Management LP and their key personnel for our success.

•	We are dependent on our Manager and Seer Capital Management LP, who have no experience operating a REIT.

•

We have no operating history and no investment portfolio and may not be able to successfully operate our business or generate sufficient net interest income to make or sustain distributions to our stockholders.

•	Our strategy involves leverage, which may amplify losses.

•

The Non-Agency RMBS that we expect to acquire may be subject to delinquency, foreclosure timeline extension, fraud and residential price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal, which could result in significant losses to us.

•	The lack of liquidity in our investments may adversely affect our business.

•	Excess MSRs may be highly illiquid and subject to numerous restrictions on transfer, which may impact our ability to obtain a return or any benefit of any kind upon a disposition of Excess MSRs.

•

Actions of the U.S. government, including the U.S. Congress, Federal Reserve, U.S. Treasury and other governmental and regulatory bodies, to stabilize or reform the financial markets, or market responses to those actions, may not achieve the intended effect and may adversely affect our business.

•

We will be subject to the risk that U.S. government agencies and/or GSEs may not be able to satisfy their guarantees of Agency RMBS or that these guarantee obligations may be repudiated, which may adversely affect the value of our investment portfolio and our ability to sell or finance these securities.

•

Failure to procure adequate repurchase agreement financing, which generally have short terms, or to renew or replace repurchase agreement financing as it matures would adversely affect our results of operations.

•

Pursuant to the terms of borrowings under master repurchase agreements into which we plan to enter, we will be subject to margin calls that could result in defaults or force us to sell assets under adverse market conditions or through foreclosure.

•

An increase in our borrowing costs relative to the interest that we receive on investments in our target assets may adversely affect our profitability and cash available for distribution to our stockholders.

•	Hedging against interest rate exposure may adversely affect our earnings, which could reduce our cash available for distributions to stockholders.

•	Loss of our exemption from regulation pursuant to the 1940 Act would adversely affect us.

•

Our failure to qualify as a REIT would subject us to federal income tax, which could adversely affect the value of shares of our common stock and would substantially reduce the cash available for distribution to our stockholders.

Our Structure

We were formed as a Maryland corporation on July 20, 2009, but we have not engaged in any investment activities since our formation. We will be externally managed and advised by our Manager, which may be deemed our promoter with respect to this offering and the concurrent private placement. The following chart shows our anticipated structure after giving effect to this offering and the concurrent private placement:

Our Manager and The Management Agreement

We will be externally managed and advised by our Manager, a wholly-owned subsidiary of Seer Capital Management LP. We expect to benefit from the personnel, infrastructure, relationships and experience of our Manager to enhance the growth of our business. All of our officers and two of our directors are employees of our Manager. Our Manager does not serve us exclusively and, other than a dedicated chief financial officer, is not obligated to dedicate any of its personnel to us, nor is our Manager or its personnel, other than our chief financial officer, obligated to dedicate any specific portion of its or their time to our business. We expect that our executive officers and other personnel of our Manager and Seer Capital Management LP will devote such portion of their time as is necessary to enable us to effectively operate our business.

Concurrently with the completion of this offering and the concurrent private placement, we will enter into a management agreement with our Manager. Pursuant to the management agreement, our Manager will implement our business strategy and perform certain services for us, subject to oversight by our board of directors. Our Manager will be responsible for, among other duties, (1) performing all of our day-to-day functions, (2) determining investment criteria in conjunction with, and subject to the oversight of, our board of directors, (3) sourcing, analyzing and executing investments, asset sales and financings, (4) performing asset management responsibilities and (5) performing financial and accounting management.

The initial term of the management agreement will end three years after the closing of this offering, with automatic one-year renewal terms that end on the anniversary of the closing of this offering. Our independent directors will review our Manager’s performance annually and, following the initial three-year term, the management agreement may be terminated annually upon the affirmative vote of at least two-thirds of our independent directors based upon: (1) our Manager’s unsatisfactory performance that is materially detrimental to us or (2) our determination that any fees payable to our Manager are not fair, subject to our Manager’s right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. We will provide our Manager with 180 days prior notice of such termination. Upon such a termination, we will pay our Manager a termination fee as described in the table below. We may also terminate the management agreement at any time, including during the initial term, with 30 days prior notice from our board of directors, without payment of a termination fee, for cause, as defined in the management agreement. Our Manager may terminate the management agreement if we become required to register as an investment company under the 1940 Act, with such termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee. Our Manager may also decline to renew the management agreement by providing us with 180 days written notice, in which case we would not be required to pay a termination fee.

Type	Description	Payment
Management fee

Our Manager will be entitled to a management fee equal to 1.50% per annum, calculated and payable quarterly in arrears, of our stockholders’ equity.

For purposes of calculating the management fee, our “stockholders’ equity” means the sum of the net proceeds from any issuances of our equity securities since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus our retained earnings, calculated in accordance with US GAAP, at the end of the most recently completed fiscal quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less any amount that we pay for repurchases of our shares of common stock, excluding any unrealized gains, losses or other non-cash items that have impacted stockholders’ equity as reported in our financial statements prepared in accordance with US GAAP, regardless of whether such items are included in other comprehensive income or loss, or in net income, and excluding one-time events pursuant to changes in US GAAP and certain other non-cash charges after discussions between our Manager and our independent directors and after approval by a majority of our independent directors. However, if our stockholders’ equity for any given quarter is negative based on the calculation described above, our Manager will not be entitled to receive any management fee for that quarter.

Quarterly in cash.

Type	Description	Payment
Based upon our sale of shares of common stock in this offering (which assumes no exercise of the underwriters’ over-allotment option) and shares of our common stock in the concurrent private placement to certain officers and employees of our Manager and its affiliates, the management fee payable to our Manager for the 12-month period beginning on , 2013 (assuming no additional equity is issued within this 12-month period) will be approximately $ million.

Expense reimbursement	Reimbursement of operating expenses related to us incurred by our Manager, including legal, accounting, due diligence and other services. We will not reimburse our Manager or its affiliates for the salaries and other compensation of their personnel.	Monthly in cash.

Termination fee	Termination fee equal to three times the average annual management fee earned by our Manager during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter preceding such termination. See “Our Manager and the management agreement—Management agreement—Term and termination.”	Upon termination of the management agreement by us without cause or by our Manager if we materially breach the management agreement.

Equity incentive plans

Our equity incentive plans include provisions for grants of restricted common stock and other equity based awards to our Manager and its employees and to our directors and officers. The total number of shares that may be made subject to awards under our equity incentive plans will be equal to an aggregate of             % of the total number of issued and outstanding shares of our common stock (on a fully diluted basis) other than any shares issued or subject to awards made pursuant to one of our equity incentive plans. Therefore, the number of shares of common stock initially available for issuance under our equity incentive plans will be shares. See “Management—Equity incentive plans” for a further description of the terms of these plans.

Upon the completion of this offering and the concurrent private placement, we will grant to our Manager pursuant to our Manager Equity Plan, which is one of our equity incentive plans, a number of shares of our restricted common stock that is equal to              % of the aggregate number of shares of common stock sold in this offering (without giving effect to any exercise by the underwriters of their over-allotment option) and shares sold in the concurrent private placement to certain officers and employees of our Manager and its affiliates. Therefore, we will grant to our Manager              shares of restricted common stock. One-third of these shares will vest on each of the first, second and third anniversaries of the grant date.

Upon the completion of this offering, we will also grant to each of our three independent directors             shares of restricted common stock, each of which grants will vest in full on the first anniversary of the grant date.

See “Management—Equity incentive plans” for a further description of the vesting terms of the initial grants of restricted common stock to our Manager and our three independent directors.

Administered by the compensation committee of our board of directors.

Historical Performance of Seer Capital Management LP

Seer Capital Management LP manages the Offshore Fund and the Onshore Fund, which invest in the Fund. The Fund invests in Non-Agency RMBS, CMBS and ABS.

The Offshore Fund first issued Class B shares on May 1, 2009 and has generated annual net returns for Class B investors as follows:

2009 (May 1 through December 31)	17.1%
2010	28.6%
2011	2.8%
2012	%

The Offshore Fund first issued Class A-2 interests on March 1, 2011 and has generated annual net returns for Class A-2 investors as follows:

2011 (March 1 through December 31)	(5.0)%
2012	%

The Onshore Fund commenced operations in April 2010. The Onshore Fund first issued Class A interests on April 1, 2010 and has generated annual net returns for Class A investors as follows:

2010 (April 1 through December 31)	14.7%
2011	2.1%
2012	%

Class A investors are charged a 1.5% management fee per year and a 20% incentive fee. Class A-2 investors are charged a 2.0% management fee per year and a 20% incentive fee. Class B investors are charged a 1.0% management fee per year and a 10% incentive fee. The Fund also has Class C interests outstanding which are held or beneficially owned exclusively by current and former employees of Seer Capital Management LP. Class C interests are not subject to any management fee or incentive fee.

Seer Capital Management LP has an investment allocation policy in place that is designed to treat all of its client accounts fairly and equitably with the goal of providing all clients with the best execution under the circumstances for transactions in fixed-income securities. See “Conflict of Interests - Investment Allocation Policy.”

Concurrent Private Placement

Concurrently with, and conditional upon the consummation of, this offering, we will complete a private placement in which we will sell shares of common stock to certain officers and employees of our Manager and its affiliates, each of which is an “accredited investor” (as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, or the Securities Act). The purchase price for each share of common stock in this private placement is $20.00 per share. We will not pay any placement fee with respect to the shares sold in the concurrent private placement.

Lock-Up Period for Shares Issued to Our Manager and our Executive Officers and Directors

We and our Manager have, and each of our executive officers and directors and each executive officer of our Manager has, agreed with the underwriters to a -day lock-up period (subject to extension in certain circumstances), meaning that, until the end of the -day lock-up period, we and our Manager, and each of our executive officers and directors and each executive officer of our Manager, will not, subject to certain exceptions, sell or transfer any shares of common stock without the prior consent of Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., which are acting as the representatives of the underwriters in this offering.

Conflicts of Interest

Dependence on our Manager and Seer Capital Management LP

We are dependent on our Manager and Seer Capital Management LP for our day-to-day management. All of our officers and certain of our directors are officers of our Manager and are employees of Seer Capital Management LP. Seer Capital Management LP does not serve us exclusively, and other than our chief financial officer, is not obligated to dedicate any of its personnel to us. The obligations of Seer Capital Management LP and its officers and personnel to engage in other business activities may reduce the time our Manager and its officers and personnel spend managing us.

Management Agreement and Fees

Our management agreement with our Manager was negotiated between related parties and its terms, including fees and other amounts payable, may not be as favorable to us as if it had been negotiated at arm’s length with an unaffiliated third party. We have agreed to pay our Manager a management fee that is not tied to our performance. The management fee may not sufficiently incentivize our Manager to generate attractive risk-adjusted returns for us. This could hurt both our ability to make distributions to our stockholders and the market price of our common stock.

Investment Allocation Policy

Seer Capital Management LP has an investment allocation policy in place that is designed to treat all of its client accounts fairly and equitably with the goal of providing all clients with the best execution under the circumstances for transactions in fixed-income securities. Our Manager will operate under this policy. Seer Capital Management LP’s investment allocation policy provides that no single client is intentionally favored over another and the procedures associated with this policy require Seer Capital Management LP’s investment management department to allocate trades in a fair and equitable manner. When possible, in order to minimize transaction costs and seek best execution for all client accounts, transactions may be bunched or blocked together. According to our Manager’s investment allocation policy, investments may be allocated with consideration to the following prime determinants: investment objectives and strategies, existing portfolio composition, cash availability and position sizing.

Seer Capital Management LP periodically reviews its client accounts, including ours, to identify situations where a potential conflict may exist, and when appropriate, may design specific procedures to address these situations. The investment allocation policy may be amended by Seer Capital Management LP at any time without our or our Manager’s consent. To the extent that Seer Capital Management LP’s or our business changes in such a way as to give rise to conflicts not currently addressed by Seer Capital Management LP’s investment allocation policy, Seer Capital Management LP may need to refine its investment allocation policy to address such situation. Our independent directors will review Seer Capital Management LP’s compliance with its investment allocation policy and the conflicts or potential conflicts of interest surrounding Seer Capital Management LP and our Manager. In addition, to avoid any actual or perceived conflicts of interest with Seer Capital Management LP and our Manager, prior to an acquisition of any security structured or issued by an entity managed by Seer Capital Management LP or any of its affiliates or the purchase or sale of any asset from or to an entity managed by Seer Capital Management LP or any of its affiliates, such transaction must be approved by our board of directors, including a majority of our independent directors.

Other Clients of Seer Capital Management LP

We do not have any agreement or understanding with Seer Capital Management LP or our Manager that would give us any priority over any other client of Seer Capital Management LP or our Manager in opportunities to invest in any class of our target assets. Accordingly, we may compete for investment opportunities in these asset classes directly with other investment portfolios managed by Seer Capital Management LP or our Manager. As discussed further below, the Fund and the Master Fund, which are investment portfolios managed by Seer Capital Management LP also invest primarily in real estate or real estate-related assets, including our target assets and a substantial number of investment portfolios managed by Seer Capital Management LP have exposure to our target assets. In addition, Seer Capital Management LP and our Manager may in the future have additional clients that may compete with us for investment opportunities in our potential our target assets.

Other Business Activities of our Affiliates

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us. However, subject to Seer Capital Management LP’s investment allocation policy, our code of conduct contains a conflicts of interest policy that prohibits our directors, officers and personnel, as well as employees of Seer Capital Management LP and our Manager who provide services to us, from trading in securitized products for their personal accounts.

Operating and Regulatory Structure

REIT qualification

We will elect and intend to qualify to be taxed as a REIT commencing with our taxable year ending December 31, 2013. Our qualification as a REIT, and maintenance of such qualification, will depend on our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code of 1986, as amended, or the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our capital stock. We believe that we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and we intend to operate in a manner that will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2013.

As a REIT, we generally will not be subject to federal income tax on our net taxable income that we currently distribute to our stockholders, but taxable income generated by any domestic TRS that we may form or acquire will be subject to federal, state and local income tax. We intend to form a domestic TRS that will execute a portion of our hedging strategy. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute annually at least 90% of their net taxable income (excluding capital gains) to their stockholders. If we failed to qualify as a REIT in any calendar year and did not qualify for certain statutory relief provisions, our income would be subject to federal income tax, and we would likely be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we failed to qualify. Even if we qualify as a REIT, we may still be subject to certain federal, state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income.

1940 Act Exemption

We intend to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We are organized as a holding company that conducts business primarily through wholly-owned or majority-owned subsidiaries. We intend to conduct operations so that we comply with the 40% test. The securities that are excepted from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because we will not engage primarily or hold our self out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we will be primarily engaged in the non-investment company businesses of our subsidiaries.

We anticipate that one or more of our subsidiaries will qualify for an exemption from registration as an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exemption generally requires that at least 55% of such subsidiaries’ portfolios must be comprised of qualifying assets and at least another 80% of each of their portfolios must be comprised of qualifying assets and real estate-related assets under the 1940 Act. Qualifying assets for this purpose include mortgage loans and other assets, such as whole pool Agency RMBS, that the Securities and Exchange Commission, or the SEC, staff in various no-action letters has determined are the functional equivalent of mortgage loans for the purposes of the 1940 Act. We intend to treat as real estate-related assets, Non-Agency RMBS (including tranches of our re-securitizations), debt and equity securities of companies primarily engaged in real estate businesses, agency partial pool certificates and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets or real estate-related assets. In general we also expect, with regard to our subsidiaries relying on Section 3(c)(5)(C), to rely on other guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets. To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold. Although we intend to monitor the portfolios of our subsidiaries relying on the Section 3(c)(5)(C) exemption periodically and prior to each acquisition, there can be no assurance that such subsidiaries will be able to maintain this exemption. For our subsidiaries that do maintain this exemption, our interests in these subsidiaries will not constitute “investment securities.”

Because we expect that most of our other majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the 1940 Act and because our interests in these subsidiaries will constitute a substantial majority of our assets, we expect to be able to conduct our operations so that we are not required to register as an investment company under the 1940 Act.

Restrictions on Ownership and Transfer of Our Common Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Code, effective upon the completion of this offering and subject to certain exceptions, our charter provides that no person may beneficially or constructively own, more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. See “Description of Capital Stock—Restriction on Ownership and Transfer.”

Our charter also prohibits any person from, among other matters:

•

beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT, effective upon the completion of this offering; and

•	transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons.

Our board of directors may, in its sole discretion, exempt (prospectively or retroactively) a person from the 9.8% ownership limit and other restrictions in our charter and may establish or increase an excepted holder percentage limit for such person if our board of directors obtains such representations, covenants and undertakings as it deems appropriate in order to conclude that granting the exemption and/or establishing or increasing the excepted holder percentage limit will not cause us to lose our qualification as a REIT.

Our charter will also provide that any ownership or purported transfer of our stock in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to a charitable trust for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. If the transfer to the trust is ineffective for any reason to prevent a violation of the restriction, the transfer that would have resulted in such violation will be void ab initio.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such an extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We could remain an “emerging growth company” for up to five years, of until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Our Corporate Information

Our principal executive offices are located at 489 Fifth Avenue, 17th Floor, New York, New York 10017. Our telephone number is (212) 850-9000. Our website is         . The information found on or accessible through our website is not intended to form a part of or be incorporated by reference into this prospectus.

The Offering

Common stock offered by us	shares (plus up to an additional shares of our common stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option).

Common stock to be outstanding after this offering and the concurrent private placement	shares(1)

Use of proceeds

We intend to deploy the net proceeds of this offering as follows:

•    approximately 75% to 85% in Agency RMBS backed by 30-year fixed rate mortgages;

•    approximately 15% to 25% in Agency RMBS backed by 15-year fixed rate mortgages;

•    approximately 0% to 5% in Agency RMBS backed by Hybrid/ARM mortgages; and

•    approximately 0% to 5% in non-Agency RMBS backed by Subprime/Alt-A/Prime mortgages and in our other target assets.

We expect to deploy at least 85% of the net proceeds of this offering in Agency RMBS backed by 30-year and 15-year fixed rate mortgages.

At the conclusion of the first full quarter after the completion of this offering and the concurrent private placement, we anticipate the allocation of our equity capital will evolve to 40% - 50% in Agency RMBS, 30% - 40% in Non-Agency RMBS, 0% - 10% in whole residential mortgage loans, 0% - 10% in Excess MSRs, 5% - 10% in CMBS, and 10% - 20% in cash, including cash backing derivative exposures which we will use to hedge our borrowings.

Until appropriate investments can be identified, our Manager may invest the net proceeds from this offering and the concurrent private placement in interest-bearing short-term investments, including money market accounts and/or funds, that are consistent with our intention to qualify as a REIT and maintain our exemption from registration under the 1940 Act. See “Use of Proceeds.”

Distribution policy	We intend to make regular monthly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute at least 90% of its net taxable income (excluding net capital gains) and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. We generally intend to pay monthly dividends to our stockholders in an amount equal to our net taxable income.

Ownership and transfer restrictions	To assist us in qualifying as a REIT, among other purposes, our charter generally will limit beneficial and constructive ownership by any person to no more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. In addition, our charter contains various other restrictions on the ownership and transfer of our common stock. See “Description of Capital Stock—Restriction on Ownership and Transfer.”

Risk factors	Investing in our common stock involves a high degree of risk. You should read carefully and consider the information under the heading “Risk Factors” beginning on page 15 of this prospectus and other information included in this prospectus before deciding to invest in our common stock.

Proposed New York Stock Exchange Symbol	SEER

(1)	Includes (A) shares of our common stock to be sold in the concurrent private placement to certain officers and employees of our Manager and its affiliates as described in “Summary – Concurrent Private Placement,” (B) restricted shares of our common stock to be granted to our Manager pursuant to our Manager Equity Plan and (C) an aggregate of restricted shares of our common stock to be granted to our independent directors pursuant to our Individual Equity Plan upon the closing of this offering. Excludes shares of our common stock that we may issue and sell upon the exercise of the underwriters’ overallotment option in full and shares of our common stock that remain available for future grant under our equity incentive plans.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described below and the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, financial condition, liquidity and results of operations could be materially adversely affected. If this were to occur, the value of our common stock could decline and you may lose all or part of your investment. In connection with the forward-looking statements that appear in this prospectus, you should also carefully review the cautionary statements in the section of this prospectus entitled “Special Note Regarding Forward-Looking Statements.”

Risks related to our business

We have no operating history and no investment portfolio and may not be able to successfully operate our business or generate sufficient net interest income to make or sustain distributions to our stockholders.

We were incorporated on July 20, 2009, but have had no operations since that time. We have no material assets and will commence operations only upon completion of this offering and the concurrent private placement. We may not be able to operate our business successfully or implement our operating policies and strategies as described in this prospectus, which could result in a loss of some or all of your investment. The results of our operations depend on several factors, including, without limitation, the availability of attractively priced mortgage-related investments, the level and volatility of interest rates, readily accessible financing for the acquisition of our target assets, conditions in the financial markets and economic conditions.

We are dependent on our Manager and Seer Capital Management LP, who have no experience operating a REIT.

Neither our Manager nor Seer Capital Management LP has any experience operating a REIT in compliance with the numerous technical restrictions and limitations set forth in the Code applicable to REITs. Our Manager, Seer Capital Management LP and their respective employees’ lack of experience in managing an investment portfolio under regulatory constraints applicable to REITs may hinder their ability to achieve our investment objectives. In addition, satisfying the requirements for our REIT qualification and complying with the 1940 Act exemptions limit the types of investments we are able to make. Our board of directors will not review or approve individual investments unless the investment is outside our operating policies or investment guidelines.

We may change our target assets, investment strategies or guidelines and other operational policies without stockholder consent, which may adversely affect the market price of our common stock and our ability to make distributions to our stockholders.

We may change our target assets and investment strategies or guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the assets described in this prospectus. Our board of directors also determines our other operational policies and may amend or revise such policies, including our policies with respect to our REIT qualification, acquisitions, dispositions, operations, indebtedness and distributions, or approve transactions that deviate from these policies, without a vote of, or notice to, our stockholders. A change in our targeted assets, investment guidelines and other operational policies may increase our exposure to credit risk, interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the market price of our common stock and our ability to make distributions to our stockholders.

We have not yet identified any specific investments we may acquire with the net proceeds of this offering or the concurrent private placement.

Although we have identified the types of investments we will make with the net proceeds of this offering and the concurrent private placement, we have not yet identified the specific investments we may make with the net proceeds of this offering or the concurrent private placement and, as a result, you will not be able to evaluate any proposed investments before purchasing shares of our common stock. Additionally, our investments will be selected by our Manager and our stockholders will not have input into such decisions. Both of these factors will increase the uncertainty, and thus the risk, of investing in shares of our common stock.

Until appropriate investments can be identified, our Manager may invest the net proceeds of this offering and the concurrent private placement in interest-bearing short-term investments, including money market accounts and/or funds, that are consistent with our intention to qualify as a REIT. These initial investments, if any, are expected to provide a lower net return than we will seek to achieve from investments in our target assets. We anticipate that we will be able to identify a sufficient amount of investments in our target assets within approximately one to two months after the closing of this offering and the concurrent private placement. However, depending on the availability of appropriate investment opportunities and subject to prevailing market conditions, there can be no assurance that we will be able to identify a sufficient amount of investments within this timeframe. See “Use of Proceeds.” Our Manager intends to conduct due diligence with respect to each investment and suitable investment opportunities may not be immediately available. Even if opportunities are available, there can be no assurance that our Manager’s due diligence processes will uncover all relevant facts or that any investment will be successful.

Furthermore, you will be unable to evaluate the manner in which the net proceeds of this offering and the concurrent private placement will be invested or the economic merit of our expected investments and, as a result, we may use the net proceeds from these offerings to make investments with which you may not agree. The failure of our Manager to apply these proceeds effectively or find investments that meet our investment criteria in sufficient time or on acceptable terms could result in unfavorable returns, could cause a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders, and could cause the value of our common stock to decline.

Risks related to our investing strategy

Mortgage loan modification and refinancing programs and future legislative action may adversely affect the value of, and our returns on, Agency RMBS and our target assets.

The U.S. government, through the Federal Reserve, the FHA, and the FDIC, has implemented a number of federal programs designed to assist homeowners, including the HAMP, which provides homeowners with assistance in avoiding residential mortgage loan foreclosures, the H4H Program, which allows certain distressed borrowers to refinance their mortgages into FHA-insured loans in order to avoid residential mortgage loan foreclosures, and HARP, which allows borrowers who have mortgages guaranteed by U.S. government agencies or GSEs who have been current on their mortgage payments for six months and who have no more than one 30 day delinquency over the past 12 months to refinance and reduce their monthly mortgage payment at any loan-to-value ratio without new mortgage insurance. HAMP, the H4H Program, HARP, and other loss mitigation programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans (through forbearance and/or forgiveness) and/or the rate of interest payable on the mortgages, or the extension of payment terms of the mortgages.

In September 2011, the White House announced a plan to allow certain homeowners who owe more on their mortgages than their homes are worth to refinance. In October 2011, the FHFA announced changes to HARP to expand access to refinancing for qualified individuals and families whose homes have lost value, including increasing HARP loan-to-value ratio above 125%. In order to qualify, homeowners must be current on their mortgage for the past six months and must have no more than one thirty-day delinquency in the past 12 months. Additionally, in order to be eligible, homeowners must also have closed on their existing loan prior to June 2009. The program has resulted in an increase in refinancing levels for borrowers who took out loans prior to June 2009. As more borrowers become eligible for HARP, their likelihood of refinancing increases. Any change in policy to accommodate homeowners who took out mortgages after June 2009 could promote refinancing levels on these borrowers and adversely impact the value of our target assets. On January 4, 2012, the Federal Reserve issued a white paper outlining additional ideas with regard to refinancings and loan modifications. It is likely that loan modifications would result in increased prepayments on some Agency RMBS.

Especially with Agency RMBS, a significant number of loan modifications with respect to a given security, including, but not limited to, those related to principal forgiveness and coupon reduction, resulting in increased prepayment rates, could negatively impact the realized yields and cash flows on such security. These loan modification programs, future legislative or regulatory actions, including possible amendments to the bankruptcy laws, which result in the modification of outstanding residential mortgage loans, as well as changes in the requirements necessary to qualify for refinancing mortgage loans with Fannie Mae, Freddie Mac, or Ginnie Mae, may adversely affect the value of, and the returns on, Agency RMBS and our target assets that we may purchase.

Actions of the U.S. government, including the U.S. Congress, Federal Reserve, U.S. Treasury and other governmental and regulatory bodies, to stabilize or reform the financial markets, or market responses to those actions, may not achieve the intended effect and may adversely affect our business.

In July 2010, the U.S. Congress enacted the Dodd Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, in part to impose significant investment restrictions and capital requirements on banking entities and other organizations that are significant to U.S. financial markets. For instance, the Dodd-Frank Act imposes and will impose significant restrictions on the proprietary trading activities of certain banking entities and subject other systemically significant organizations regulated by the Federal Reserve to increased capital requirements and quantitative limits for engaging in such activities. The Dodd-Frank Act also seeks to reform the asset-backed securitization market (including the mortgage-backed securities market) by requiring the retention of a portion of the credit risk inherent in the pool of securitized assets and by imposing additional registration and disclosure requirements. Certain of the requirements and restrictions exempt Agency RMBS and other guaranteed securities. Nonetheless, the Dodd-Frank Act also imposes significant regulatory restrictions on the origination of residential mortgage loans. While the full impact of the Dodd-Frank Act cannot be assessed until all implementing regulations are released, the Dodd-Frank Act’s extensive requirements may have a significant effect on the financial markets, and may affect the availability or terms of financing from our lender counterparties and the availability or terms of mortgage-backed securities, both of which may have an adverse effect on our financial condition and results of operations.

In addition, the U.S. government, Federal Reserve, U.S. Treasury and other governmental and regulatory bodies have taken or are considering taking other actions to address the financial crisis. We cannot predict whether or when such actions may occur or what effect, if any, such actions could have on our business, results of operations and financial condition.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between these agencies and the U.S. government, may adversely affect our business.

The payments of principal and interest we receive on our Agency RMBS, which depend directly upon payments on the mortgages underlying such securities, are guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. Fannie Mae and Freddie Mac are GSEs, but their guarantees are not backed by the full faith and credit of the United States. Ginnie Mae is part of a U.S. government agency and its guarantees are backed by the full faith and credit of the United States.

In response to general market instability and, more specifically, the financial conditions of Fannie Mae and Freddie Mac, in July 2008, the HERA established a new regulator for Fannie Mae and Freddie Mac, the FHFA. In September 2008, the U.S. Treasury, the FHFA and the Federal Reserve announced a comprehensive action plan to help stabilize the financial markets, support the availability of mortgage financing and protect taxpayers. Under this plan, among other things, the FHFA was appointed as conservator of both Fannie Mae and Freddie Mac, allowing the FHFA to control the actions of the two GSEs, without forcing them to liquidate, which would be the case under receivership. Importantly, the primary focus of the plan was to increase the availability of mortgage financing by allowing these GSEs to continue to grow their guarantee business without limit, while limiting the size of their retained mortgage and agency security portfolios and requiring that these portfolios be reduced over time. Despite the steps taken by the U.S. government, Fannie Mae and Freddie Mac could default on their guarantee obligations which would materially and adversely affect the value of our Agency RMBS. Accordingly, if government actions are inadequate and the GSEs continue to suffer losses or cease to exist, our business, operations and financial condition could be materially and adversely affected.

In addition, the problems faced by Fannie Mae and Freddie Mac resulting in their being placed into federal conservatorship and receiving significant U.S. government support have sparked serious debate among federal policy makers regarding the continued role of the U.S. government in providing liquidity for mortgage loans. On August 17, 2012, the U.S. Treasury announced steps to expedite the wind down of Fannie Mae and Freddie Mac, including the reduction of their investment portfolios at an annual rate of 15 percent, as opposed to the previously announced rate of 10 percent. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantee obligations could be considerably limited relative to historical measurements. Any such changes to the nature of their guarantee obligations could redefine what constitutes an agency security and could have broad adverse implications for the market and our business, operations and financial condition. These changes could make us unable to acquire additional Agency RMBS and could materially and adversely impact our existing Agency RMBS.

We could be negatively affected in a number of ways depending on the manner in which related events unfold for Fannie Mae and Freddie Mac. We will rely on our Agency RMBS (as well as Non-Agency RMBS) as collateral for our financings under the repurchase agreements that we intend to enter into upon the completion of this offering. Any decline in their value, or perceived market uncertainty about their value, would make it more difficult for us to obtain financing on our Agency RMBS on acceptable terms or at all, or to maintain our compliance with the terms of any financing transactions. Further, the current support provided by the U.S. Treasury to Fannie Mae and Freddie Mac, and any additional support it may provide in the future, could have the effect of lowering the interest rates we expect to receive from Agency RMBS, thereby tightening the spread between the interest we earn on our Agency RMBS and the cost of financing those assets. A reduction in the supply of Agency RMBS could also negatively affect the pricing of Agency RMBS by reducing the spread between the interest we earn on our investment portfolio of Agency RMBS and our cost of financing that portfolio.

As indicated above, recent legislation has changed the relationship between Fannie Mae and Freddie Mac and the U.S. government. Future legislation could further change the relationship between Fannie Mae and Freddie Mac and the U.S. government, and could also nationalize, privatize, or eliminate such entities entirely. Any law affecting these GSEs may create market uncertainty and have the effect of reducing the actual or perceived credit quality of securities issued or guaranteed by Fannie Mae or Freddie Mac. As a result, such laws could increase the risk of loss on our investments in Agency RMBS guaranteed by Fannie Mae and/or Freddie Mac. It also is possible that such laws could adversely impact the market for such securities and spreads at which they trade. All of the foregoing could materially and adversely affect our financial condition and results of operations.

We will be subject to the risk that U.S. government agencies and/or GSEs may not be able to fully satisfy their guarantees of Agency RMBS or that these guarantee obligations may be repudiated, which may adversely affect the value of our investment portfolio and our ability to sell or finance these securities.

The interest and principal payments we will receive on the Agency RMBS in which we intend to invest will be guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Unlike the Ginnie Mae securities in which we may invest, the principal and interest on securities issued by Fannie Mae and Freddie Mac are not guaranteed by the U.S. government. All the Agency RMBS in which we intend to invest depend on a steady stream of payments on the mortgages underlying the securities.

As conservator of Fannie Mae and Freddie Mac, the FHFA may disaffirm or repudiate contracts (subject to certain limitations for qualified financial contracts) that Freddie Mac or Fannie Mae entered into prior to the FHFA’s appointment as conservator if it determines, in its sole discretion, that performance of the contract is burdensome and that disaffirmation or repudiation of the contract promotes the orderly administration of its affairs. The HERA requires the FHFA to exercise its right to disaffirm or repudiate most contracts within a reasonable period of time after its appointment as conservator. Fannie Mae and Freddie Mac have disclosed that the FHFA has disaffirmed certain consulting and other contracts that these entities entered into prior to the FHFA’s appointment as conservator. Freddie Mac and Fannie Mae have also disclosed that the FHFA has advised that it does not intend to repudiate any guarantee obligation relating to Fannie Mae and Freddie Mac’s mortgage-related securities, because the FHFA views repudiation as incompatible with the goals of the conservatorship. In addition, the HERA provides that mortgage loans and mortgage-related assets that have been transferred to a Freddie Mac or Fannie Mae securitization trust must be held for the beneficial owners of the related mortgage-related securities, and cannot be used to satisfy the general creditors of Freddie Mac or Fannie Mae.

If the guarantee obligations of Freddie Mac or Fannie Mae were repudiated by FHFA, payments of principal and/or interest to holders of Agency RMBS issued by Freddie Mac or Fannie Mae would be reduced in the event of any borrowers’ late payments or failure to pay or a servicer’s failure to remit borrower payments to the trust. In that case, trust administration and servicing fees could be paid from mortgage payments prior to distributions to holders of Agency RMBS. Any actual direct compensatory damages owed due to the repudiation of Freddie Mac or Fannie Mae’s guarantee obligations may not be sufficient to offset any shortfalls experienced by holders of Agency RMBS. FHFA also has the right to transfer or sell any asset or liability of Freddie Mac or Fannie Mae, including its guarantee obligation, without any approval, assignment or consent. If FHFA were to transfer Freddie Mac or Fannie Mae’s guarantee obligations to another party, holders of Agency RMBS would have to rely on that party for satisfaction of the guarantee obligation and would be exposed to the credit risk of that party.

We operate in a highly competitive market for investment opportunities and competition may limit our ability to acquire desirable investments in our target assets and could also affect the pricing of these assets.

We operate in a highly competitive market for investment opportunities. Our profitability depends, in large part, on our ability to acquire our target assets at attractive prices. In acquiring these assets, we will compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds (including private funds managed by our Manager), commercial and investment banks, commercial finance and insurance companies and other financial institutions. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Several other REITs have recently raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us, such as funding from the U.S. government. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, competition for investments in our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable investments in these assets may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time, as we can provide no assurance that we will be able to identify and make investments that are consistent with our investment objectives.

The lack of liquidity in our investments may adversely affect our business.

We expect that the assets that we will acquire will not be publicly traded. A lack of liquidity may result from the absence of a willing buyer or an established market for these assets, as well as legal or contractual restrictions on resale or the unavailability of financing for these assets. In addition, mortgage-related assets generally experience periods of illiquidity, including the recent period of delinquencies and defaults with respect to residential and commercial mortgage loans. The illiquidity of our investments may make it difficult for us to sell such investments if the need or desire arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. Further, we may face other restrictions on our ability to liquidate an investment in a business entity to the extent that we or our Manager has or could be attributed with material, non-public information regarding such business entity. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Adverse developments in the broader residential mortgage market may adversely affect the value of the assets in which we intend to invest.

Since 2007, the residential mortgage market in the United States has experienced a variety of unprecedented difficulties and changed economic conditions, including defaults, credit losses and liquidity concerns. Certain commercial banks, investment banks and insurance companies announced extensive losses from exposure to the residential mortgage market. These losses reduced financial industry capital, leading to reduced liquidity for some institutions. These factors have impacted investor perception of the risk associated with real estate-related assets, including our target assets. As a result, values for our target assets, have experienced a certain amount of volatility. Further increased volatility and deterioration in the broader residential mortgage and RMBS markets may adversely affect the performance and market value of the target assets in which we intend to invest.

We will need to rely on our securities as collateral for our financings the acquisition of our target assets. Any decline in their value, or perceived market uncertainty about their value, would likely make it difficult for us to obtain financing on favorable terms or at all, or maintain our compliance with terms of any financing arrangements already in place. The securities we intend to acquire will be classified for accounting purposes as available-for-sale. All assets classified as available-for-sale will be reported at fair value, based on market prices from third-party sources, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity. As a result, a decline in fair values may reduce the book value of our assets. Moreover, if the decline in fair value of an available-for-sale security is other-than-temporarily impaired, such decline will reduce earnings. If market conditions result in a decline in the fair value of our assets, our financial position and results of operations could be adversely affected.

A prolonged economic recession and further declining real estate values could impair our assets and harm our operations.

The risks associated with our business are more severe during economic recessions and are compounded by declining real estate values. The Non-Agency RMBS in which we may invest a part of our capital will be particularly sensitive to these risks. Declining real estate values will likely reduce the level of new mortgage loan originations because borrowers often use appreciation in the value of their existing properties to support the purchase of additional properties. Borrowers will also be less able to pay principal and interest on loans underlying the securities in which we invest if the value of residential real estate weakens further. Further, declining real estate values significantly increase the likelihood that we will incur losses on Non-Agency RMBS in the event of default because the value of collateral on the mortgages underlying such securities may be insufficient to cover the outstanding principal amount of the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from Non-Agency RMBS in our investment portfolio, which could have an adverse effect on our financial condition, results of operations and our ability to make distributions to our stockholders.

The Non-Agency RMBS that we expect to acquire will be subject to delinquency, foreclosure timeline extension, fraud and residential price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal, which could result in significant losses to us.

Our investments in Non-Agency RMBS will be subject to the risks of delinquency, foreclosure timeline extension, fraud and home price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal, accompanying the underlying residential mortgage loans. The ability of a borrower to repay a mortgage loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors may impair borrowers’ abilities to repay their loans, including:

•	adverse changes in national and local economic and market conditions;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	costs of remediation and liabilities associated with environmental conditions such as indoor mold;

•	the potential for uninsured or under-insured property losses;

•	acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses; and

•	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001.

In the event of defaults on the residential mortgage loans that underlie our investments in Non-Agency RMBS and the exhaustion of any underlying or any additional credit support, we may not realize our anticipated return on our investments and we may incur a loss on these investments. In addition, our investments in Non-Agency RMBS will be backed by residential real property but, in contrast to Agency RMBS, their principal and interest will not be guaranteed by a U.S. government agency or a GSE. The ability of a borrower to repay these loans or other financial assets is dependent upon the income or assets of these borrowers.

We may be affected by alleged or actual deficiencies in foreclosure practices of third parties, as well as related delays in the foreclosure process.

Allegations of deficiencies in servicing and foreclosure practices among several large sellers and servicers of residential mortgage loans that surfaced in 2010 raised various concerns relating to such practices, including the improper execution of the documents used in foreclosure proceedings (so-called “robo signing”), inadequate documentation of transfers and registrations of mortgages and assignments of loans, improper modifications of loans, violations of representations and warranties at the date of securitization and failure to enforce put-backs.

As a result of alleged deficiencies in foreclosure practices, a number of servicers temporarily suspended foreclosure proceedings beginning in the second half of 2010 while they evaluated their foreclosure practices. In late 2010, a group of state attorneys general and state bank and mortgage regulators representing nearly all 50 states and the District of Columbia, along with the U.S. Justice Department and the Department of Housing and Urban Development, began an investigation into foreclosure practices of banks and servicers. The investigations and lawsuits by several state attorneys general led to a proposed settlement agreement in early February 2012 with five of the nation’s largest banks, pursuant to which the banks agreed to pay more than $25 billion to settle claims relating to improper foreclosure practices. The proposed settlement does not prohibit the states, the federal government, individuals or investors in RMBS from pursuing additional actions against the banks and servicers in the future.

The integrity of the servicing and foreclosure processes is critical to the value of the mortgage loan portfolios underlying the RMBS in which we intend to invest, and our financial results could be adversely affected by deficiencies in the conduct of those processes. For example, delays in the foreclosure process that have resulted from investigations into improper servicing practices may adversely affect the values of, and our losses on, the Non-Agency RMBS we expect to acquire. Foreclosure delays may also increase the administrative expenses of the securitization trusts for the Non-Agency RMBS, thereby reducing the amount of funds available for distribution to investors. In addition, the subordinate classes of securities issued by the securitization trusts may continue to receive interest payments while the defaulted loans remain in the trusts, rather than absorbing the default losses. This may reduce the amount of credit support available for the senior classes we may own, thus possibly adversely affecting these securities. Additionally, a substantial portion of the proposed $25 billion settlement is intended to be a “credit” to the banks and servicers for principal write-downs or reductions they may make to certain mortgages underlying RMBS. There remains considerable uncertainty as to how these principal reductions will work and what effect they will have on the value of related RMBS; as a result, there can be no assurance that any such principal reductions will not adversely affect the value of certain of the RMBS in which we intend to invest.

While we believe that the sellers and servicers would be in violation of their servicing contracts to the extent that they have improperly serviced mortgage loans or improperly executed documents in foreclosure or bankruptcy proceedings, or do not comply with the terms of servicing contracts when deciding whether to apply principal reductions, it may be difficult, expensive, and time consuming for us to enforce our contractual rights. We continue to monitor and review the issues raised by the alleged improper foreclosure practices. While we cannot predict exactly how the servicing and foreclosure matters or the resulting litigation or settlement agreements will affect our business, there can be no assurance that these matters will not have an adverse impact on our results of operations and financial condition.

The failure of servicers to service effectively the mortgage loans underlying the RMBS in our investment portfolio or any mortgage loans we own would materially and adversely affect us.

Most securitizations of residential mortgage loans require a servicer to manage collections on each of the underlying loans. Both default frequency and default severity of loans may depend upon the quality of the servicer. If servicers are not vigilant in encouraging borrowers to make their monthly payments, the borrowers may be far less likely to make these payments, which could result in a higher frequency of default. If servicers take longer to liquidate non-performing assets, loss severities may tend to be higher than originally anticipated. The failure of servicers to effectively service the mortgage loans underlying the RMBS in our investment portfolio or any mortgage loans we own could negatively impact the value of our investments and our performance. Servicer quality is of prime importance in the default performance of RMBS. Many servicers have gone out of business in recent years, requiring a transfer of servicing to another servicer. This transfer takes time and loans may become delinquent because of confusion or lack of attention. When servicing is transferred, servicing fees may increase, which may have an adverse effect on the credit support of RMBS held by us. In the case of pools of securitized loans, servicers may be required to advance interest on delinquent loans to the extent the servicer deems those advances recoverable. In the event the servicer does not advance funds, interest may be interrupted even on more senior securities. Servicers may also advance more than is in fact recoverable once a defaulted loan is disposed, and the loss to the trust may be greater than the outstanding principal balance of that loan (greater than 100% loss severity).

Our Non-Agency investments may benefit from private mortgage insurance, but this insurance may not be sufficient to cover losses.

In certain instances, Non-Agency mortgage loans may have private insurance. This insurance is often structured to absorb only a portion of the loss if a loan defaults and, as such, we may be exposed to losses on these loans in excess of the insured portion of the loans. The private mortgage insurance industry has been adversely affected by the housing market decline and this may limit an insurer’s ability to perform on its insurance. Lastly, rescission and denial of mortgage insurance has increased significantly and this may affect our ability to collect on our insurance. If private mortgage insurers fail to remit insurance payments to us for insured portions of loans when losses are incurred and where applicable, whether due to breach of contract or to an insurer’s insolvency, we may experience a loss for the amount that was insured by such insurers, though we may maintain claims against the insurers.

Our investments may include subordinated tranches of RMBS or CMBS, which are subordinate in right of payment to more senior securities.

Our investments may include subordinated tranches of RMBS or CMBS, which are subordinated classes of securities in a structure of securities collateralized by a pool of mortgage loans and, accordingly, are the first or among the first to bear the loss upon a restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. Additionally, estimated fair values of these subordinated interests tend to be more sensitive to changes in economic conditions than more senior securities. As a result, such subordinated interests generally are not actively traded and may not provide holders thereof with liquid investments.

Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions, and we cannot assure you that those ratings will not be downgraded.

Some of our investments may be rated by Moody’s Investors Service, or Moody’s, Fitch Ratings, or Fitch, or Standard & Poor’s Corporation. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value of these investments could significantly decline, which would adversely affect the value of our investment portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

Our Manager’s due diligence of potential investments may not reveal all of the potential liabilities associated with such investments and may not reveal other weaknesses in such investments, which could lead to investment losses.

Before making an investment, our Manager will assess the strengths and weaknesses of the originators, borrowers and the underlying property values, as well as other factors and characteristics that are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, our Manager will rely on resources available to it and, in some cases, an investigation by third parties. There can be no assurance that our Manager’s due diligence process will uncover all relevant facts or that any investment will be successful.

We may be adversely affected by risks affecting borrowers or the asset or property types in which our investments may be concentrated at any given time, as well as from unfavorable changes in the related geographic regions.

We do not anticipate that our assets will be subject to any geographic, diversification or concentration limitations, except that we expect our assets to be concentrated in mortgage-related investments. Accordingly, our investment portfolio may be concentrated by geography, asset, property type and/or borrower, increasing the risk of loss to us if the particular concentration in our investment portfolio is subject to greater risks or undergoing adverse developments. In addition, adverse conditions in the areas where the properties securing or otherwise underlying our investments are located (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply or reduced demand) may have an adverse effect on the value of our investments. A material decline in the demand for real estate in these areas may materially and adversely affect us. Lack of diversification can increase the correlation of non-performance and foreclosure risks among our investments.

The commercial mortgage loans underlying the CMBS we may acquire will be subject to defaults, foreclosure timeline extension, fraud and commercial price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal, which could result in losses to us.

CMBS are secured by a single commercial mortgage loan or a pool of commercial mortgage loans. Commercial mortgage loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that may be greater than similar risks associated with loans made on the security of residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things,

•	tenant mix;

•	success of tenant businesses;

•	property management decisions;

•	property location and condition;

•	competition from comparable types of properties;

•	changes in laws that increase operating expenses or limit rents that may be charged;

•	any need to address environmental contamination at the property or the occurrence of any uninsured casualty at the property;

•	changes in national, regional or local economic conditions and/or specific industry segments;

•	declines in regional or local real estate values;

•	declines in regional or local rental or occupancy rates;

•	increases in interest rates;

•	real estate tax rates and other operating expenses;

•	changes in governmental rules, regulations and fiscal policies, including environmental legislation; and

•	acts of God, terrorist attacks, social unrest and civil disturbances.

If our Manager overestimates the loss-adjusted yields of our CMBS investments, we may experience losses.

Our Manager will value our CMBS investments based on loss-adjusted yields, taking into account estimated future losses on the mortgage loans included in the securitization’s pool of loans, and the estimated impact of these losses on expected future cash flows. Our Manager’s loss estimates may not prove accurate, as actual results may vary from estimates. In the event that our Manager underestimates the pool level losses relative to the price we pay for a particular CMBS investment, we may experience losses with respect to such investment.

We may not control the special servicing of the mortgage loans included in the CMBS in which we invest and, in such cases, the special servicer may take actions that could adversely affect our interests.

With respect to CMBS in which we invest, overall control over the special servicing of the related underlying mortgage loans will be held by a “directing certificateholder” or a “controlling class representative,” which is appointed by the holders of the most subordinate class of CMBS in such series. We may not have the right to appoint the directing certificateholder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificateholder, take actions with respect to the specially serviced mortgage loans that could adversely affect our interests.

The receivables underlying the ABS we may acquire are subject to credit exposure, which could result in losses to us.

ABS are securities backed by various asset classes, including but not limited to, prime and subprime auto loans, auto leases, motorcycle loans, recreational vehicle loans, commercial and government fleet loans and leases, and rental fleet loans and leases; auto and non-auto dealer floor plan receivables; prime and subprime credit card receivables; equipment receivables, including agricultural equipment leases and loans and construction equipment leases and loans; student loan receivables, including private student loans and government guaranteed student loans; rights to recover advances made by servicers under residential mortgage securitizations; loans to finance premiums for property and casualty insurance; securities that rely on intellectual property rights to generate cash flows; leases on transportation equipment, including aircraft, container, and rail equipment; esoteric asset-backed securities, including those backed by operating cash flows from a whole business and small business loans fully guaranteed as to principal and interest by the U.S. Small Business Administration, or the SBA. ABS remain subject to the credit exposure of the underlying receivables. In the event of increased rates of delinquency and loss with respect to any receivables underlying our ABS, we may not realize our anticipated return on these investments.

We may invest in Excess MSRs, and such investments could have a negative impact on our financial results.

Subject to qualifying and maintaining our qualification as a REIT and our exemption from the 1940 Act, we may purchase Excess MSRs. Excess MSRs are interests in MSRs, representing investments in monthly interest payments, net of a base fee paid to the mortgage servicer, generated by the MSRs. The fee that a mortgage servicer is entitled to receive for servicing a pool of mortgages generally exceeds the reasonable compensation that would be charged in an arm’s-length transaction. For example, GSEs, such as Fannie Mae and Freddie Mac, generally require mortgage servicers to be paid a minimum servicing fee that significantly exceeds the amount a servicer would charge in an arm’s-length transaction. The portion of the fee in excess of what would be charged in an arm’s-length transaction is commonly referred to as the excess mortgage servicing fee.

We record Excess MSRs on our balance sheet at fair value, and changes in their fair value are reflected in our consolidated results of operations. The determination of the fair value of Excess MSRs requires our Manager to make numerous estimates and assumptions that could materially differ from actual results. Such estimates and assumptions include, without limitation, estimates of the future cash flows from the excess mortgage servicing fees, which in turn are based upon assumptions about interest rates as well as prepayment rates, delinquencies and foreclosure rates of the underlying mortgage loans.

The ultimate realization of the value of Excess MSRs, which are measured at fair value on a recurring basis, may be materially different than the fair values of such excess MSRs as may be reflected in our consolidated statement of financial position as of any particular date. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on our consolidated financial position, results of operations and cash flows. Accordingly, there may be material uncertainty about the fair value of any Excess MSRs we acquire.

Like other interest-only securities, the values of Excess MSRs are highly sensitive to changes in interest rates. Historically, the value of Excess MSRs has increased when interest rates rise and decreased when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Consistent with qualifying and maintaining our qualification as a REIT, we may pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us. To the extent we do not utilize derivatives to hedge against changes in the fair value of Excess MSRs, our balance sheet, results of operations and cash flows would be susceptible to significant volatility due to changes in the fair value of, or cash flows from, Excess MSRs as interest rates change.

Prepayment speeds significantly affect the value of Excess MSRs. Prepayment speed is the measurement of how quickly borrowers pay down the unpaid principal balance of their loans or how quickly loans are otherwise brought current, modified, liquidated or charged off. When we purchase Excess MSRs, we base the price we pay and the rate of amortization of those assets on, among other things, our projection of the cash flows from the related pool of mortgage loans. Our expectation of prepayment speeds is a significant assumption underlying those cash flow projections. If prepayment speeds are significantly greater than expected, the carrying value of Excess MSRs could exceed their estimated fair value. If the fair value of Excess MSRs decreases, we would be required to record a non-cash charge, which would have a negative impact on our financial results. Furthermore, a significant increase in prepayment speeds could materially reduce the ultimate cash flows we receive from Excess MSRs, and we could ultimately receive substantially less than what we paid for such assets.

Moreover, delinquency rates have a significant impact on the value of Excess MSRs. An increase in delinquencies will generally result in lower revenue because typically we will only collect servicing fees from GSEs or mortgage owners for performing loans. The price we pay for Excess MSRs is based on, among other things, our projections of the cash flows from related pools of mortgage loans. Our expectation of delinquencies is a significant assumption underlying those cash flow projections. If delinquencies are significantly greater than expected, the estimated fair value of the Excess MSRs could be diminished. As a result, we could suffer a loss, which would have a negative impact on our financial results.

Furthermore, MSRs are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. If the servicer, actually or allegedly failed to comply with applicable laws, rules or regulations, it could be terminated as the servicer, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Excess MSRs may be highly illiquid, subject to numerous restrictions on transfer, which may impact our ability to obtain a return or any benefit of any kind upon a disposition of Excess MSRs.

Excess MSRs are highly illiquid and subject to numerous restrictions on transfers. For example, the servicing guidelines of a mortgage owner generally require that holders of Excess MSRs obtain the mortgage owner’s prior approval of any change of ownership of such Excess MSRs. Such approval may be withheld for any reason or no reason in the discretion of the mortgage owner. Additionally, investments in Excess MSRs are a new type of transaction, and there have been extremely few investment products that pursue a similar investment strategy. Accordingly, the risks associated with the transaction and structure are not fully known to buyers or sellers. As a result of the foregoing, there is some risk that we will be unable to locate a buyer at the time we wish to sell an Excess MSR. Additionally, there is some risk that we will be required to dispose of Excess MSRs either through an in-kind distribution or other liquidation vehicle, which will, in either case, provide little or no economic benefit to us, or a sale to a co-investor in the Excess MSR, which may be an affiliate. Therefore, we may not obtain any return or any benefit of any kind from any disposition of Excess MSRs.

Our ability to invest in, and dispose of, our investments in Excess MSRs may be subject to the receipt of third-party consents.

GSEs may require that we submit ourselves to costly or burdensome conditions as a prerequisite to their consent to our investments in Excess MSRs. GSE conditions may diminish or eliminate the investment potential of certain Excess MSRs by making such investments too expensive for us or by severely limiting the potential returns available from Excess MSRs. Moreover, we have not received and do not expect to receive any assurances from any GSEs that their conditions for the disposition of an investment in Excess MSRs will not change. Therefore the potential costs, issues or restrictions associated with receiving such GSEs’ consent for any such dispositions by us cannot be determined with any certainty.

Our investments in Excess MSRs may involve complex or novel structures.

Our Manager has no transaction history involving GSEs, and our investments in Excess MSRs may involve complex or novel structures. It is possible that a GSE’s views on whether any such investment structure is appropriate or acceptable may not be known to us when we make an investment and may change from time to time for any reason or for no reason, even with respect to a completed investment. A GSE’s evolving posture toward an acquisition or disposition structure through which we acquire or dispose of Excess MSRs may cause such GSE to impose new conditions on our existing investments in Excess MSRs, including the owner’s ability to hold such Excess MSRs directly or indirectly through a grantor trust or other means. Such new conditions may be costly or burdensome and may diminish or eliminate the investment potential of the Excess MSRs that are already owned by us.

In addition, the requirements imposed by mortgage owners on servicers may require us to structure the terms, purchase price and form of consideration that we and the servicer pay differently in various deals. For example, if a mortgage owner imposes stricter requirements on a servicer to repurchase loans under certain circumstances, the servicer will be required to assume a significantly higher level of risk in connection with servicing the loans underlying the applicable mortgage servicing right and related Excess MSR than the servicer would assume if the mortgage owner did not impose such requirements. As a result, the base fee paid to the servicer with respect to those mortgage servicing rights may be higher and the related Excess MSR may be lower than in deals where the mortgage owner does not impose such requirements.

GSE initiatives and other actions may adversely affect returns from Excess MSRs.

On January 17, 2011, the FHFA announced that it has instructed Fannie Mae and Freddie Mac to study possible alternatives to the current residential mortgage servicing and compensation system used for single-family mortgage loans. It is too early to determine what the GSEs, including Fannie Mae and Freddie Mac, may propose as alternatives to current servicing compensation practices, or when any such alternatives would become effective. Although we do not expect MSRs that have already been created, or Excess MSRs related to such MSRs, to be subject to any changes implemented by Fannie Mae and Freddie Mac, it is possible that, because of the significant role of Fannie Mae and Freddie Mac in the secondary mortgage market, any changes they implement could become prevalent in the mortgage servicing industry generally. Other industry stakeholders or regulators may also implement or require changes in response to the perception that the current mortgage servicing practices and compensation do not appropriately serve broader housing policy objectives. These proposals are still evolving. To the extent the GSEs implement reforms that materially affect the market for conforming loans, there may be secondary effects on the Subprime Mortgage Loans and Alt-A Mortgage Loan markets. These reforms may have a material adverse effect on the economics or secondary effects on the market for Subprime Mortgage Loans and Alt-A Mortgage Loans.

We will be dependent on mortgage servicers to service the mortgage loans underlying the Excess MSRs that we acquire.

The Excess MSRs we may acquire are dependent on the mortgage servicer to perform the servicing obligations. As a result, we could be materially and adversely affected if the servicer is terminated. The duties and obligations of mortgage servicers are defined through contractual agreements, generally referred to as Servicing Guidelines in the case of GSEs, or Pooling and Servicing

Agreements in the case of private-label securities (collectively, the “Servicing Guidelines”). Such Servicing Guidelines generally provide for the possibility for termination of the contractual rights of the servicer in the absolute discretion of the owner of the mortgages being serviced. In the event of such termination by a mortgage owner with respect to a particular servicer, the related Excess MSRs could potentially lose all value on a going forward basis. Moreover, the termination by a mortgage owner of a servicer could take effect across all mortgages of such mortgage owner. Therefore, to the extent we make multiple investments relating to mortgages owned by the same owner and serviced by the same servicer, all such investments could lose all their value in the event of the termination of the servicer by the mortgage owner.

We may use financial models and estimates, including third party models and estimates, in determining the fair value of Excess MSRs. If our estimates or assumptions prove to be incorrect, we may be required to record impairment charges, which could adversely affect our earnings.

We may use internal and third party financial models that utilize, wherever possible, market participant data to value our Excess MSRs for purposes of financial reporting. The modeling requirements of Excess MSRs are complex because of the high number of variables that drive cash flows associated with Excess MSRs. Even if the general accuracy of our valuation models is validated, valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the models. If loan loss levels are higher than anticipated, due to an increase in delinquencies or prepayment speeds, or financial market illiquidity continues beyond our estimate, the value of certain of our assets may decrease. We may be required to record impairment charges, which could negatively affect our business, financial condition or results of operations. Errors in our financial models or changes in assumptions could adversely affect our earnings.

We could also be materially and adversely affected if the servicer is unable to adequately service the underlying mortgage loans due to:

•	its failure to comply with applicable laws and regulation;

•	its failure to perform its loss mitigation obligations;

•	a downgrade in its servicer rating;

•	its failure to perform adequately in its external audits;

•	a failure in or poor performance of its operational systems or infrastructure;

•	regulatory scrutiny regarding foreclosure processes lengthening foreclosure timelines;

•	a GSE’s or a whole-loan owner’s transfer of servicing to another party; or

•	any other reason.

Favorable ratings from third-party rating agencies such as Standard & Poor’s, Moody’s and Fitch are important to the conduct of a mortgage servicer’s loan servicing business and a downgrade in a mortgage servicer’s ratings could have an adverse effect on us and the value of our Excess MSRs. Downgrades in a mortgage servicer’s servicer ratings could adversely affect its ability to finance servicing advances and maintain its status as an approved servicer by Fannie Mae and Freddie Mac. Downgrades in servicer ratings could also lead to the early termination of existing advance facilities and affect the terms and availability of match funded advance facilities that a mortgage servicer may seek in the future. A mortgage service’s failure to maintain favorable or specified ratings may cause its termination as a servicer and may impair its ability to consummate future servicing transactions, which could have an adverse effect on our operations because we will rely heavily on mortgage servicers to achieve our investment objective with respect to Excess MSRs.

In addition, a bankruptcy by any mortgage servicer that services the mortgage loans underlying any Excess MSRs that we may acquire in the future could result in:

•	the validity and priority of our ownership of the Excess MSRs being challenged in a bankruptcy proceeding;

•	payments made by such servicer to us, or obligations incurred by it, being avoided by a court under federal or state preference laws or federal or state fraudulent conveyance laws;

•	a re-characterization of any sale of the Excess MSRs or other assets to us as a pledge of such assets in a bankruptcy proceeding; or

•	any agreement pursuant to which we acquired the Excess MSRs being rejected in a bankruptcy proceeding.

Any of the foregoing events could have a material and adverse effect on us.

We may experience a decline in the market value of our assets.

A decline in the market value of our assets may require us to recognize an “other-than-temporary” impairment against such assets under US GAAP if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair market value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale.

Some of our portfolio investments will be in the form of securities that are not publicly traded and there will be uncertainty as to the value of these investments.

Some of our portfolio investments will be in the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. We will value these investments quarterly at fair value, as determined in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, which may include unobservable inputs. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

Because we intend to acquire FRMs, an increase in interest rates on our borrowings may adversely affect our book value.

Increases in interest rates may negatively affect the market value of our assets. Any FRMs that we invest in generally will be more negatively affected by these increases than ARMs. In accordance with accounting rules, we will be required to reduce our book value by the amount of any decrease in the market value of our assets that are classified for accounting purposes as available-for-sale.

We may rely on third party valuations of our assets.

We will be required to evaluate our assets on a quarterly basis to determine their fair value by using third party bid price indications provided by dealers who make markets in these securities or by third-party pricing services. If the fair value of a security is not available from a dealer or third-party pricing service, we will estimate the fair value of the security using a variety of models and analyses, taking into consideration aggregate characteristics including, but not limited to, type of collateral, index, margin, periodic interest rate caps, lifetime interest rate caps, underwriting standards, age and delinquency experience. However, the fair value reflects estimates and may not be indicative of the amounts we would receive in a current market exchange. If we determine that a security is other-than-temporarily impaired, we would be required to reduce the value of such security on our balance sheet by recording an impairment charge in our income statement and our stockholders’ equity would be correspondingly reduced. Reductions in stockholders’ equity decrease the amounts that we may borrow to purchase additional assets, which could restrict our ability to increase our net income.

An increase in interest rates may cause a decrease in the origination volume of certain of our target assets, which could adversely affect our ability to acquire assets that satisfy our investment objectives and to generate income and make distributions.

Rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of Agency RMBS and our target assets available to us, which could adversely affect our ability to acquire assets that satisfy our investment objectives. Rising interest rates may also cause our assets that were issued prior to an interest rate increase to provide yields that are below prevailing market interest rates. If rising interest rates cause us to be unable to acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, our ability to satisfy our investment objectives and to generate income and make distributions may be materially and adversely affected.

The relationship between short-term and longer-term interest rates is often referred to as the “yield curve.” Ordinarily, short-term interest rates are lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because we expect our investments, on average, generally will bear interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net income and the market value of our net assets. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new investments and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses.

Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our stockholders.

In a normal yield curve environment, an investment in our target assets will generally decline in value if long-term interest rates increase. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our stockholders.

A significant risk associated with Agency RMBS and, in general, our target assets, is the risk that both long-term and short-term interest rates will increase significantly. If long-term rates increased significantly, the market value of these investments would decline, and the duration and weighted average life of the investments would increase. We could realize a loss if the securities were sold. At the same time, an increase in short-term interest rates would increase the amount of interest owed on any repurchase agreements we may enter into.

In addition, in a period of rising interest rates, our operating results will depend in large part on the difference between the income from our assets and our financing costs. We anticipate that, in most cases, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income and market value of our assets.

Market values of our investments may decline without any general increase in interest rates for a number of reasons, such as increases or expected increases in defaults, or increases or expected increases in voluntary prepayments for those investments that are subject to prepayment risk or widening of credit spreads.

Our target assets may be subject to delinquency, foreclosure and loss, which could result in significant declines in the market value of our investments. Non-investment grade RMBS and CMBS bonds and preferred shares tend to be less liquid, may have a higher risk of default and may be more difficult to value than investment grade bonds. Recessions or poor economic or pricing conditions in the markets associated with RMBS or CMBS may cause defaults or losses on loans underlying such securities. Non-investment grade securities are considered speculative, and their capacity to pay principal and interest in accordance with the terms of their issue is not certain.

Defaults, serious delinquencies, and loan modifications of the underlying mortgages result in repayment of principal as well on Agency RMBS. Continuing poor credit results at Fannie Mae, Freddie Mac, and Ginnie Mae would suggest higher rates of prepayments from defaults and serious delinquencies.

Another significant risk associated with holding Agency RMBS is prepayments. Pools of mortgage loans underlie the target assets that we plan to acquire. When we acquire our target assets, we anticipate that the underlying mortgages will prepay at a projected rate generating an expected yield. When borrowers refinance their mortgage loans faster than expected, the corresponding prepayments on our target assets will be faster than expected. Since we intend to purchase our target assets at premium prices that reflect above market coupons, faster-than-expected prepayments reduce the period those above market coupons are outstanding and could potentially harm the market value of our target assets and our results of operations. While we will seek to manage prepayment risk, in selecting our target assets, we must balance prepayment risk against other risks, the potential returns of each investment and the cost of hedging its risks. No strategy can completely insulate us from prepayment or other such risks, and we may deliberately retain exposure to prepayment or other risks.

Interest rate mismatches between our RMBS backed by ARMs or hybrid ARMs and our borrowings used to fund our purchases of these assets may cause us to suffer losses.

We may fund our RMBS with borrowings that have interest rates that adjust more frequently than the interest rate indices and re-pricing terms of RMBS backed by adjustable-rate mortgages, or ARMs, or hybrid ARMs. Accordingly, if short-term interest rates increase, our borrowing costs may increase faster than the interest rates on RMBS backed by ARMs or hybrid ARMs adjust. As a result, in a period of rising interest rates, we could experience a decrease in net income or a net loss.

In most cases, the interest rate indices and repricing terms of RMBS backed by ARMs or hybrid ARMs and our borrowings will not be identical, thereby potentially creating an interest rate mismatch between our investments and our borrowings. While the historical spread between relevant short-term interest rate indices has been relatively stable, there have been periods when the spread between these indices was volatile. During periods of changing interest rates, these interest rate index mismatches could reduce our net income or produce a net loss, and adversely affect the level of our dividends and the market price of our common stock.

In addition, RMBS backed by ARMs or hybrid ARMs will typically be subject to lifetime interest rate caps that limit the amount an interest rate can increase through the maturity of the RMBS. However, our borrowings under repurchase agreements typically will not be subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while caps could limit the interest rates on these types of RMBS. This problem is magnified for RMBS backed by ARMs or hybrid ARMs that are not fully indexed. Further, some RMBS backed by ARMs or hybrid ARMs may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we may receive less cash income on these types of RMBS than we need to pay interest on our related borrowings. These factors could reduce our net interest income and cause us to suffer a loss during periods of rising interest rates.

Interest rate fluctuations may adversely affect the level of our net income and the value of our assets and common stock.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations present a variety of risks, including the risk of a narrowing of the difference between asset yields and borrowing rates, flattening or inversion of the yield curve and fluctuating prepayment rates, and may adversely affect our income and the value of our assets and common stock.

Increases in interest rates may negatively affect the market value of the FRMs and hybrid ARMs in which we intend to invest. In accordance with accounting rules, we will be required to reduce our stockholders’ equity, or book value, by the amount of any decrease in the market value of our securities that are classified for accounting purposes as available-for-sale. We will be required to evaluate our securities on a quarterly basis to determine their fair value by using third party bid price indications provided by dealers who make markets in these securities or by third-party pricing services. If the fair value of a security is not available from a dealer or third-party pricing service, we will estimate the fair value of the security using a variety of methods including, but not limited to, discounted cash flow analysis, matrix pricing, option-adjusted spread models and fundamental analysis. Aggregate characteristics taken into consideration include, but are not limited to, type of collateral, index, margin, periodic cap, lifetime cap, underwriting standards, age and delinquency experience. However, the fair value reflects estimates and may not be indicative of the amounts we would receive in a current market sale transaction. If we determine that a security is other-than-temporarily impaired, we would be required to reduce the value of such security on our balance sheet by recording an impairment charge in our income statement and our stockholders’ equity would be correspondingly reduced. Reductions in stockholders’ equity decrease the amounts we may borrow to purchase additional securities, which could restrict our ability to increase our net income. In addition, rising interest rates generally reduce the demand for consumer credit, including mortgage loans, due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of RMBS available to us, which could affect our ability to acquire assets that satisfy our investment objectives.

Changes in prepayment rates may adversely affect our profitability.

The RMBS assets we intend to acquire are backed by pools of residential mortgage loans. We receive payments, generally, from the payments that are made on these underlying residential mortgage loans. When borrowers prepay their residential mortgage loans at rates that are faster than expected, this results in prepayments that are faster than expected on the related RMBS. These faster than expected payments may adversely affect our profitability.

We may purchase RMBS assets that have a higher interest rate than the then prevailing market interest rate. In exchange for this higher interest rate, we may pay a premium to par value to acquire the asset. In accordance with accounting rules, we will amortize this premium over the expected term of the asset based on our prepayment assumptions. If the asset is prepaid in whole or in part at a faster than expected rate, however, we must expense all or a part of the remaining unamortized portion of the premium that was paid at the time of the purchase, which will adversely affect our profitability.

Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayments can also occur when borrowers default on their residential mortgages and the mortgages are prepaid from the proceeds of a foreclosure sale of the property, or when borrowers sell the property and use the sale proceeds to prepay the mortgage as part of a physical relocation. Prepayment rates also may be affected by conditions in the housing and financial markets, increasing defaults on residential mortgage loans, which could lead to an acceleration of the payment of the related principal, general economic conditions and the relative interest rates on FRMs and ARMs. While we will seek to manage prepayment risk, in selecting RMBS investments we must balance prepayment risk against other risks, the potential returns of each investment and the cost of hedging our risks. No strategy can completely insulate us from prepayment or other such risks, and we may deliberately retain exposure to prepayment or other risks.

In addition, a decrease in prepayment rates may adversely affect our profitability. When borrowers prepay their residential mortgage loans at slower than expected rates, prepayments on the RMBS may be slower than expected. These slower than expected payments may adversely affect our profitability. We may purchase RMBS assets that have a lower interest rate than the then prevailing market interest rate. In exchange for this lower interest rate, we may pay a discount to par value to acquire the asset. In accordance with accounting rules, we will accrete this discount over the expected term of the asset based on our prepayment assumptions. If the asset is prepaid at a slower than expected rate, however, we must accrete the remaining portion of the discount at a slower than expected rate. This will extend the expected life of the asset and result in a lower than expected yield on assets purchased at a discount to par.

We are highly dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to make distributions to all stockholders.

Our business is highly dependent on communications and information systems of our Manager. Any failure or interruption of our Manager’s systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

Loss of our exemption from regulation pursuant to the 1940 Act would adversely affect us.

We intend to conduct our business so as not to become regulated as an investment company under the 1940 Act in reliance on the 40% test, which requires that our holdings of investment securities shall not have a value that exceeds 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Interests in majority owned subsidiaries are not investment securities so long as the subsidiaries are not investment companies and do not rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act. Most of our subsidiaries will rely on the exemption provided by Section 3(c)(5)(C) of the 1940 Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires that: (i) at least 55% of our investment portfolio consist of “mortgages and other liens on and interest in real estate,” or “qualifying real estate interests,” and (ii) at least 80% of our investment portfolio consist of qualifying real estate interests plus “real estate-related assets.” In satisfying this 55% requirement, based on SEC staff guidance, we may treat whole pool Agency RMBS as qualifying real estate interests. The SEC staff has not issued guidance with respect to whole pool Non-Agency RMBS. Accordingly, based on our own judgment and analysis of the SEC’s guidance with respect to whole pool Agency RMBS, we may also treat Non-Agency RMBS issued with respect to an underlying pool of mortgage loans in which we hold all of the certificates issued by the pool as qualifying real estate interests. We may also treat whole mortgage loans that we acquire directly as qualifying real estate interests provided that 100% of the loan is secured by real estate when we acquire it and we have the unilateral right to foreclose on the mortgage. We currently intend to treat partial pool Agency and Non-Agency RMBS and partial pool CMBS as real estate-related assets. We will treat any interest rate swaps or other derivative hedging transactions we enter into as miscellaneous assets that will not exceed 20% of our total assets. We expect to rely on guidance published by the SEC or its staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

In August 2011, the SEC solicited public comment on a wide range of issues relating to Section 3(c)(5)(C), including the nature of the assets that qualify for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to investment companies. There can be no assurance that the laws and regulations governing the 1940 Act status of REITs, including the guidance of the SEC or its staff regarding this exemption, will not change in a manner that adversely affects our operations. To the extent that the SEC or its staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could require us to hold assets we might wish to sell or to sell assets we might wish to hold. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon the exemption we rely on from the 1940 Act, we may be required to adjust our strategy accordingly. Any additional guidance could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

The mortgage related investments that we acquire are limited by the provisions of the 1940 Act and the rules and regulations promulgated thereunder. If the SEC determines that any of these securities are not qualifying interests in real estate or real estate-related assets, adopts a contrary interpretation with respect to these securities or otherwise believes we do not satisfy the above exceptions or changes its interpretation of the above exceptions, we could be required to restructure our activities or sell certain of our assets. We may be required at times to adopt less efficient methods of financing certain of our mortgage related investments and we may be precluded from acquiring certain types of higher yielding securities. The net effect of these factors would be to lower our net interest income. If we fail to qualify for an exemption from registration as an investment company or an exclusion from the definition of an investment company, our ability to use leverage would be substantially reduced. Our business will be materially and adversely affected if we fail to qualify for this exemption from regulation pursuant to the 1940 Act. In addition, the loss of our 1940 Act exemption would also permit our Manager to terminate the management agreement, which could result in material adverse effect on our business and results of operations.

The downgrade of the U.S. government’s or certain European countries’ credit ratings and any future downgrades of the U.S. government’s or certain European countries’ credit ratings may materially adversely affect our business, financial condition and results of operations.

On August 5, 2011, Standard & Poor’s downgraded the U.S. government’s credit rating for the first time in history. Because Fannie Mae and Freddie Mac are in conservatorship of the U.S. government, downgrades to the U.S. government’s credit rating could impact the credit risk associated with Agency RMBS and, therefore, decrease the value of the Agency RMBS in which we expect to invest. In addition, the downgrade of the U.S. government’s credit rating and the credit ratings of certain European countries has created broader financial turmoil and uncertainty, which has recently weighed heavily on the global banking system. Therefore, the recent downgrade of the U.S. government’s credit rating and the credit ratings of certain European countries and any future downgrades of the U.S. government’s credit rating or the credit ratings of certain European countries may materially adversely affect our business, financial condition and results of operations.

Certain actions by the Federal Reserve could cause a flattening of the yield curve, which could materially adversely affect our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

On September 21, 2011, the Federal Reserve announced “Operation Twist,” which was a program by which it purchased $400 billion of U.S. Treasury securities with remaining maturities between six and 30 years and sold an equal amount of U.S. Treasury securities with remaining maturities of three years or less. On June 20, 2012, the Federal Reserve announced the extension of Operation Twist through the end of 2012 with the sale of a further $267 billion of shorter term securities and the purchase of a corresponding amount of longer terms securities. The effects of the continued implementation of Operation Twist could include a flattening in the yield curve, which could result in increased prepayment rates due to lower long-term interest rates and a narrowing of our net interest margin. On December 12, 2012, the Federal Reserve announced a fourth round of quantitative easing with the monthly purchase of $45 billion of U.S. Treasury securities. Consequently, Operation Twist and any other future securities purchase programs by the Federal Reserve could materially adversely affect our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

We may be exposed to environmental liabilities with respect to properties to which we take title.

In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

Risks related to financing and hedging

Our strategy involves leverage, which may amplify losses.

We expect our leverage will range between 5 to 10 times the amount of our stockholders’ equity (calculated in accordance with US GAAP). We will incur this leverage by borrowing against a substantial portion of the market value of our assets. By incurring this leverage, we could enhance our returns. Nevertheless, this leverage, which is fundamental to our investment strategy, also creates significant risks.

To the extent that we incur significant leverage, we may incur substantial losses if our borrowing costs increase. Our borrowing costs may increase for any of the following reasons:

•	short-term interest rates increase;

•	the market value of our securities decreases;

•	interest rate volatility increases; or

•	the availability of financing in the market decreases.

There can be no assurance that our Manager will be able to prevent mismatches in the maturities of our assets and liabilities.

Because we will employ financial leverage in funding our investment portfolio, mismatches in the maturities of our assets and liabilities can create risk in the need to continually renew or otherwise refinance our liabilities. Our net interest margins will be dependent upon a positive spread between the returns on our investment portfolio and our overall cost of funding. Our Manager expects to actively employ portfolio-wide and security-specific risk measurement and management processes in our daily operations. Our Manager’s risk management tools will include software and services licensed or purchased from third parties, in addition to proprietary systems and analytical methods developed internally. There can be no assurance that these tools and the other risk management techniques described above will protect us from asset/liability risks.

We may be subject to margin calls under master repurchase agreements we expect to enter into, which could result in defaults or force us to sell assets under adverse market conditions or through foreclosure.

We intend to enter into master repurchase agreements with various financial institutions and borrow under these master repurchase agreements to finance the acquisition of assets for our investment portfolio. Pursuant to the terms of borrowings under the master repurchase agreements we expect to enter into, a decline in the value of the subject assets may result in our lenders initiating margin calls. A margin call means that the lender requires us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. We do not expect the specific collateral value to borrowing ratio that would trigger a margin call to be set forth in the master repurchase agreements or be determined until we engage in a repurchase transaction under these agreements. Our FRMs generally will be more susceptible to margin calls as increases in interest rates tend to more negatively affect the market value of FRMs. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. The threat of or occurrence of a margin call could force us to sell our assets, either directly or through a foreclosure, under adverse market conditions. Because of the significant leverage we expect to have, we may incur substantial losses upon the threat or occurrence of a margin call.

If lenders pursuant to our repurchase transactions default on their obligations to resell the underlying collateral back to us at the end of the transaction term, or if the value of the collateral has declined by the end of the term or if we default on our obligations under the transaction, we will lose money on these transactions.

When we engage in a repurchase transaction, we initially transfer securities or loans to the financial institution under one of the master repurchase agreements we expect to enter into in exchange for cash, and our counterparty is obligated to resell such assets to us at the end of the term of the transaction, which is typically from 30 to 90 days, but which may have terms from one day to three years. The cash we receive when we initially sell the collateral is less than the value of that collateral, which is referred to as the “haircut.” As a result, we are able to borrow against a smaller portion of the collateral that we initially sell in these transactions.

Increased haircuts require us to post additional collateral. We do not expect the haircut rates under our master repurchase agreements to be set until we engage in a specific repurchase transaction under these agreements. If our counterparty defaults on its obligation to resell collateral to us, we would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). We would also lose money on a repurchase transaction if the value of the underlying securities has declined as of the end of the transaction term, as we would have to repurchase the assets for their initial value but would receive assets worth less than that amount. Any losses we incur on our repurchase transactions could adversely affect our earnings, and, thus, our cash available for distribution to our stockholders.

If we default on one of our obligations under a repurchase transaction, the counterparty can terminate the transaction and cease entering into any other repurchase transactions with us. In that case, we would likely need to establish a replacement repurchase facility with another financial institution in order to continue to leverage our investment portfolio and carry out our investment strategy. We may not be able to secure a suitable replacement facility on acceptable terms or at all.

Further, financial institutions providing the repurchase agreements may require us to maintain a certain amount of cash uninvested or to set aside non-leveraged assets sufficient to maintain a specified liquidity position which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. If we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

If a counterparty to one of our swap agreements or TBAs defaults on its obligations, we may incur losses.

If a counterparty to one of the swap agreements or TBAs that we intend to enter into defaults on its obligations under the agreement, we may not receive payments due under the agreement, and thus, we may lose any unrealized gain associated with the agreement. If any such swap agreement hedged a liability, such liability could cease to be hedged upon the default of a counterparty. Additionally, we may also risk the loss of any collateral we have pledged to secure our obligations under a swap agreement if the counterparty becomes insolvent or files for bankruptcy.

We do not have any contractually-binding financing arrangements in place and we may be unable to obtain financing on favorable terms, or at all.

We expect to depend on borrowings to fund a substantial portion of our target assets. Accordingly, our ability to achieve our investment and leverage objectives depends on our ability to borrow money in sufficient amounts and on favorable terms. Currently, we have no contractually-binding financing agreements or commitments in place. The terms and conditions of each financing agreement with our lenders will be negotiated on a transaction-by-transaction basis and lenders’ obligations are subject to a number of conditions. Key terms and conditions of each transaction will include interest rates, maturity dates, asset pricing procedures and margin requirements. We may not be able to negotiate favorable terms and conditions on our financing agreements. If we fail to enter into financing arrangements on favorable terms or at all, we will be unable to implement our business strategy and the operation of our business will be significantly impaired.

Failure to procure adequate repurchase agreement financing, which generally have short terms, or to renew or replace repurchase agreement financing as it matures, would adversely affect our results of operations.

We intend to use repurchase agreement financing as a strategy to increase the return on our investment portfolio. However, we may not be able to achieve our desired leverage ratio for a number of reasons, including if the following events occur:

•	our lenders do not make repurchase agreement financing available to us at acceptable rates;

•	certain of our lenders exit the repurchase market;

•	our lenders require that we pledge additional collateral to cover our borrowings, which we may be unable to do; or

•	we determine that the leverage would expose us to excessive risk.

We cannot assure you that any, or sufficient, repurchase agreement financing will be available to us on terms that are acceptable to us. In recent years, investors and financial institutions that lend in the securities repurchase market, have tightened lending standards in response to the difficulties and changed economic conditions that have materially adversely affected the RMBS market. These market disruptions have been most pronounced in the Non-Agency RMBS market, and the impact has also extended to Agency RMBS, which has made the value of these assets unstable and relatively illiquid compared to prior periods. Any decline in their value, or perceived market uncertainty about their value, would make it more difficult for us to obtain financing on favorable terms or at all, or maintain our compliance with terms of any financing arrangements then in place. Additionally, the lenders from which we may seek to obtain repurchase agreement financing may have owned or financed RMBS that have declined in value and caused the lender to suffer losses as a result of the recent downturn in the residential mortgage market. If these conditions persist, these institutions may be forced to exit the repurchase market, become insolvent or further tighten lending standards or increase the amount of equity capital or haircut required to obtain financing, and in such event, could make it more difficult for us to obtain financing on favorable terms or at all. In the event that we cannot obtain sufficient funding on acceptable terms, there may be a negative impact on the value of our common stock and our ability to make distributions, and you may lose part or all of your investment.

Furthermore, because we intend to rely primarily on short-term borrowings, our ability to achieve our investment objective will depend not only on our ability to borrow money in sufficient amounts and on favorable terms, but also on our ability to renew or replace on a continuous basis our maturing short-term borrowings. If we are not able to renew or replace maturing borrowings, we will have to sell some or all of our assets, possibly under adverse market conditions. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to significantly increase the cost of the financing that they provide to us. Our lenders also may revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, based on, among other factors, the regulatory environment and their management of perceived risk, particularly with respect to assignee liability.

Pursuant to the terms of borrowings under master repurchase agreements into which we plan to enter, we will be subject to margin calls that could result in defaults or force us to sell assets under adverse market conditions or through foreclosure.

We intend to enter into master repurchase agreements with a number of financial institutions. We intend to borrow under certain of these master repurchase agreements to finance the assets for our investment portfolio. Pursuant to the terms of borrowings under our master repurchase agreements, a decline in the value of the collateral may result in our lenders initiating margin calls. A margin call means that the lender requires us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. The specific collateral value to borrowing ratio that would trigger a margin call is not expected to be set in the master repurchase agreements and is not expected to be determined until we engage in a repurchase transaction under these agreements. We will not borrow under these master repurchase agreements until after the completion of this offering and the concurrent private placement. Our FRMs generally may be more susceptible to margin calls as increases in interest rates tend to affect more negatively the market value of FRMs. In addition, some collateral may be more illiquid than other instruments in which we invest, which could cause them to be more susceptible to margin calls in a volatile market environment. Moreover, collateral that prepays more quickly increases the frequency and magnitude of potential margin calls as there is a significant time lag between when the prepayment is reported (which reduces the market value of the security) and when the principal payment is actually received. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. The threat of or occurrence of a margin call could force us to sell, either directly or through a foreclosure, our collateral under adverse market conditions. Because of the leverage we expect to have, we may incur substantial losses upon the threat or occurrence of a margin call.

Lenders may require us to enter into restrictive covenants relating to our operations.

When we obtain financing, lenders could impose restrictions on us that would affect our ability to incur additional debt, our capability to make distributions to stockholders and our flexibility to determine our operating policies. Loan documents we execute may contain negative covenants that limit, among other things, our ability to repurchase stock, distribute more than a certain amount of our funds from operations, and employ leverage beyond certain amounts.

Our rights under repurchase agreements may be subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our counterparties under the repurchase agreements we expect to enter into.

In the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreement to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to take possession of and liquidate the assets that we have pledged under their repurchase agreements. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender’s insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur.

An increase in our borrowing costs relative to the interest that we receive on investments in our target assets may adversely affect our profitability and cash available for distribution to our stockholders.

As our financings mature, we will be required either to enter into new borrowings or to sell certain of our investments. An increase in short-term interest rates at the time that we seek to enter into new borrowings would reduce the spread between our returns on our assets and the cost of our borrowings. This would adversely affect our returns on our assets, which might reduce earnings and, in turn, cash available for distribution to our stockholders.

We may enter into hedging transactions that could expose us to contingent liabilities in the future.

Subject to qualifying and maintaining our qualification as a REIT and exemption from registration under the 1940 Act, part of our investment strategy may involve entering into hedging transactions that could require us to fund cash payments in certain circumstances (such as the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

Hedging against interest rate exposure may adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

Subject to qualifying and maintaining our qualification as a REIT and exemption from registration under the 1940 Act, we may pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates. Our hedging activity would vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

•	due to a credit loss, the duration of the hedge may not match the duration of the related liability;

•

the amount of income that a REIT may earn from hedging transactions (other than hedging transactions that satisfy certain requirements of the Code or that are done through a TRS) to offset interest rate losses is limited by federal tax provisions governing REITs;

•

the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value. Downward adjustments or “mark-to-market losses,” would reduce our stockholders’ equity;

•	the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

•	the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

Our hedging transactions, which would be intended to limit losses, may actually adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction would most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price. Although generally we would seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for any hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We may fail to qualify for hedge accounting treatment.

We may elect to record any derivative and hedging transactions in accordance with Accounting Standards Codification 815-10, Derivatives and Hedging, or FASB ASC 815-10. Under these standards, we may fail to qualify for hedge accounting treatment for a number of reasons, including if we use instruments that do not meet the FASB ASC 815-10 definition of a derivative (such as short sales), we fail to satisfy FASB ASC 815-10 hedge documentation and hedge effectiveness assessment requirements or our instruments are not highly effective. If we elect to use hedge accounting and we fail to qualify for hedge accounting treatment, our operating results may suffer because losses on the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction.

Pursuant to the terms of our master swap agreements, we will be subject to margin calls that could result in defaults or force us to sell assets under adverse market conditions or through foreclosure.

Certain of our master swap agreements that we expect to enter into (governed by the International Swaps and Derivatives Association, Inc., or ISDA) will require that we post initial collateral upon execution of swap agreements. In addition, we expect our master swap agreements will contain provisions under which we are required to collateralize fully our obligations under the derivative instrument, such that if at any point the fair value of the derivative represents a liability greater than the minimum transfer amount contained within our agreement, the counterparty may initiate a margin call for the difference. If we fail to satisfy the margin call, we will be required to settle our obligations under the agreements at their termination values.

Further, our master swap agreements may also contain cross default provisions under which a default under certain of our other indebtedness in excess of a certain threshold amount causes an event of default under the agreement. Following an event of default, we could be required to settle our obligations under the agreements at their termination values.

The threat of or occurrence of margin calls or the forced settlement of our obligations under our master swap agreements at their termination values could force us to sell, either directly or through a foreclosure, our investments under adverse market conditions. Because of the leverage we have, we may incur substantial losses upon the threat or occurrence of either of these events.

We have limited experience in making critical accounting estimates, and our financial statements may be materially affected if our estimates prove to be inaccurate.

Financial statements prepared in accordance with US GAAP require the use of estimates, judgments and assumptions that affect the reported amounts. Different estimates, judgments and assumptions reasonably could be used that would have a material effect on the financial statements, and changes in these estimates, judgments and assumptions are likely to occur from period to period in the future. Significant areas of accounting requiring the application of management’s judgment include, but are not limited to (1) determining the fair value of investment securities and (2) assessing the adequacy of the allowance for loan losses. These estimates, judgments and assumptions are inherently uncertain, and, if they prove to be wrong, then we face the risk that charges to income will be required. In addition, because we have limited operating history in some of these areas and limited experience in making these estimates, judgments and assumptions, the risk of future charges to income may be greater than if we had more experience in these areas. Any such charges could significantly harm our business, financial condition, results of operations and the price of our securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our business, financial condition and results of operations.

Failure to obtain and maintain an exemption from being regulated as a commodity pool operator could subject us to additional regulation and compliance requirements and may result in fines and other penalties which could materially adversely affect our business and financial condition.

Recently adopted rules under the Dodd-Frank Act establish a comprehensive new regulatory framework for derivative contracts commonly referred to as “swaps.” Under these recently adopted rules, any investment fund that trades in swaps may be considered a “commodity pool,” which would cause its directors to be regulated as “commodity pool operators”, or CPOs. Under the new rules, which became effective on December 31, 2012 for those who become CPOs solely because of their use of swaps, CPOs must register with the National Futures Association, or the NFA, which requires compliance with NFA’s rules, and are subject to regulation by the U.S. Commodity Futures Trading Commission, or the CFTC, including with respect to disclosure, reporting, recordkeeping and business conduct.

We expect to use hedging instruments in conjunction with our investment portfolio and related borrowings to reduce or mitigate risks associated with changes in interest rates, mortgage spreads, yield curve shapes and market volatility. These hedging instruments include interest rate swaps, interest rate futures and options on interest rate futures. We do not currently engage in any speculative derivatives activities or other non-hedging transactions using swaps, futures or options on futures. We do not use these instruments for the purpose of trading in commodity interests, and we do not consider our company or its operations to be a commodity pool as to which CPO regulation or compliance is required.

The CFTC has substantial enforcement power with respect to violations of the laws over which it has jurisdiction, including their anti-fraud and anti-manipulation provisions. Among other things, the CFTC may suspend or revoke the registration of a person who fails to comply, prohibit such a person from trading or doing business with registered entities, impose civil money penalties, require restitution and seek fines or imprisonment for criminal violations. Additionally, a private right of action exists against those who violate the laws over which the CFTC has jurisdiction or who willfully aid, abet, counsel, induce or procure a violation of those laws. In the event we fail to receive exemptive relief from the CFTC on this matter and our directors fail to comply with the regulatory requirements of these new rules, we may be subject to significant fines, penalties and other civil or governmental actions or proceedings, any of which could have a materially adverse effect on our business, financial condition and results of operations.

Risks associated with our relationship with our Manager

Neither our Manager nor Seer Capital Management LP has any experience operating a REIT and we cannot assure you that our Manager’s or Seer Capital Management LP’s past experience will be sufficient to successfully manage our business as a REIT.

Neither our Manager nor Seer Capital Management LP has operated a REIT. The REIT provisions of the Code are complex, and any failure to comply with those provisions in a timely manner could prevent us from qualifying as a REIT or force us to pay unexpected taxes and penalties. In such event, our net income would be reduced and we could incur a loss.

Our board of directors will approve very broad investment guidelines for our Manager and will not approve each investment and financing decision made by our Manager.

Our Manager will be authorized to follow very broad investment guidelines. Our board of directors will periodically review our investment guidelines and our investment portfolio but will not, and will not be required to, review all of our proposed investments, except that an investment in a security structured or issued by another entity managed by our Manager must be approved by a majority of our independent directors prior to such investment. In addition, in conducting periodic reviews, our board of directors may rely primarily on information provided to them by our Manager. Furthermore, our Manager may use complex strategies, and transactions entered into by our Manager may be costly, difficult or impossible to unwind by the time they are reviewed by our board of directors. Our Manager will have great latitude within the broad parameters of our investment guidelines in determining the types and amounts of our target assets it may decide are attractive investments for us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. Further, decisions made and investments and financing arrangements entered into by our Manager may not fully reflect the best interests of our stockholders.

There are conflicts of interest in our relationship with our Manager, Seer Capital Management LP and their affiliates that could result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with our Manager and Seer Capital Management LP. All of our officers and two of our directors are employees of our Manager. Our management agreement with our Manager was negotiated between related parties and its terms, including fees and other amounts payable, may not be as favorable to us as if it had been negotiated at arm’s length with an unaffiliated third party. In addition, the obligations of our Manager and its officers and personnel to engage in other business activities may reduce the time our Manager and its officers and personnel spend managing us.

We will compete for investment opportunities directly with other client portfolios managed by our Manager and Seer Capital Management LP. Clients of our Manager and Seer Capital Management LP may have investment mandates and objectives that target the same assets as us. A substantial number of client accounts managed by our Manager have exposure to our target assets and may have similar investment mandates and objectives. In addition, our Manager may have additional clients that compete directly with us for investment opportunities in the future. Seer Capital Management LP has an investment allocation policy in place that is intended to ensure that all customers are treated as fairly and equitably as possible in each instance and over a period of time. We may compete with our Manager or its other clients for investment or financing opportunities sourced by our Manager; however, we may either not be presented with the opportunity or have to compete with our Manager to acquire these investments or have access to these sources of financing. Our Manager and our executive officers may choose to allocate favorable investments to itself or to its or other clients instead of to us. Further, at times when there are turbulent conditions in the mortgage markets or distress in the credit markets or other times when we will need focused support and assistance from our Manager, our Manager’s other clients will likewise require greater focus and attention, placing our Manager’s resources in high demand. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if our Manager did not act as a manager for other entities. There is no assurance that our Manager’s allocation policies that address some of the conflicts relating to our access to investment and financing sources, which are described under “Management—Conflicts of interest,” will be adequate to address all of the conflicts that may arise.

We have agreed to pay our Manager a management fee that is not tied to our performance. The management fee may not sufficiently incentivize our Manager to generate attractive risk-adjusted returns for us. This could hurt both our ability to make distributions to our stockholders and the market price of our common stock. Furthermore, the compensation payable to our Manager will increase as a result of future issuances of our equity securities, even if the issuances are dilutive to existing stockholders.

We have no employees and are completely dependent on our Manager, Seer Capital Management LP and their key personnel for our success.

We have no employees and are completely reliant on our Manager. All of our executive officers and two of our directors are employees of our Manager. Our Manager has significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend to a significant extent upon the efforts, experience, diligence, skill and network of business contacts of the executive officers and key personnel of our Manager. The executive officers and key personnel of our Manager will evaluate, negotiate, close and monitor our investments; therefore, our success will depend on their continued service. The departure of any of the executive officers or key personnel of our Manager could have a material adverse effect on our performance. In addition, we offer no assurance that our Manager will remain our investment manager or that we will continue to have access to our Manager’s principals and professionals. The initial term of our management agreement with our Manager only extends until the third anniversary of the closing of this offering, with automatic one-year renewals thereafter. If the management agreement is terminated and no suitable replacement is found to manage us, we may not be able to execute our business plan. Moreover, other than our chief financial officer, our Manager is not obligated to dedicate any of its personnel exclusively to us nor is it obligated to dedicate any specific portion of its time to our business, and none of our Manager’s personnel are contractually dedicated to us under our management agreement with our Manager.

The management agreement with our Manager was not negotiated on an arm’s-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party and may be costly and difficult to terminate.

Our executive officers and two of our directors are employees of our Manager. Our management agreement with our Manager was negotiated between related parties and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

Termination of the management agreement with our Manager without cause is difficult and costly. Our independent directors will review our Manager’s performance and any fees payable to our Manager annually and, following the initial three-year term, the management agreement may be terminated annually upon the affirmative vote of at least two-thirds of our independent directors based upon: (1) our Manager’s unsatisfactory performance that is materially detrimental to us, or (2) our determination that any fees payable to our Manager are not fair, subject to our Manager’s right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. We will provide our Manager 180 days prior notice of any such termination. Unless terminated for cause, we will pay our Manager a termination fee equal to three times the average annual management fee earned by our Manager during the prior 24-month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination. This provision increases the effective cost to us of electing not to renew, or defaulting in our obligations under, the management agreement, thereby adversely affecting our inclination to end our relationship with our Manager, even if we believe our Manager’s performance is not satisfactory.

Our Manager is only contractually committed to serve us until the third anniversary of the closing of this offering. Thereafter, the management agreement is automatically renewable for one-year terms; provided, however, that our Manager may terminate the management agreement annually upon 180 days prior notice. If the management agreement is terminated and no suitable replacement is found to manage us, we may not be able to execute our business plan.

Pursuant to the management agreement, our Manager will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager maintains a contractual as opposed to a fiduciary relationship with us. Under the terms of the management agreement, our Manager, its officers, stockholders, members, managers, directors, personnel, any person controlling or controlled by our Manager and any person providing sub-advisory services to our Manager will not be liable to us, our directors, our stockholders or any partners for acts or omissions performed in accordance with and pursuant to the management agreement, except because of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement. In addition, we have agreed to indemnify our Manager, its officers, stockholders, members, managers, directors, personnel, any person controlling or controlled by our Manager and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our Manager not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the management agreement.

Our Manager’s management fee is payable regardless of our performance.

We will pay our Manager a management fee regardless of the performance of our portfolio. Our Manager’s entitlement to non-performance-based compensation might reduce its incentive to devote its time and effort to seeking assets that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to make distributions to our stockholders and the market price of our common stock.

Our Manager is subject to extensive regulation as an investment advisor, which could adversely affect its ability to manage our business.

Our Manager is subject to regulation as an investment advisor by various regulatory authorities that are charged with protecting the interests of its clients, including us. Instances of criminal activity and fraud by participants in the investment management industry and disclosures of trading and other abuses by participants in the financial services industry have led the U.S. government and regulators to consider increasing the rules and regulations governing, and oversight of, the U.S. financial system. This activity is expected to result in changes to the laws and regulations governing the investment management industry and more aggressive enforcement of the existing laws and regulations. Our Manager could be subject to civil liability, criminal liability, or sanction, including revocation of its registration as an investment adviser, revocation of the licenses of its employees, censures, fines, or temporary suspension or permanent bar from conducting business, if it is found to have violate any of these laws or regulations. Any such liability or sanction could adversely affect its ability to manage our business.

Our Manager must continually address conflicts between its interests and those of its clients, including us. In addition, the SEC and other regulators have increased their scrutiny of potential conflicts of interest. We believe our Manager and Seer Capital Management LP has procedures and controls that are reasonably designed to address these issues. However, appropriately dealing with conflicts of interest is complex and difficult and if our Manager fails, or appears to fail, to deal appropriately with conflicts of interest, it could face litigation or regulatory proceedings or penalties, any of which could adversely affect its ability to manage our business.

Risks related to our common stock

There is no public market for our common stock and a market may never develop, which could result in holders of our common stock being unable to monetize their investment.

Our shares of common stock are newly-issued securities for which there is no established trading market. Our common stock has been approved to be listed on the NYSE, subject to official notice of issuance, under the symbol “SEER,” but there can be no assurance that an active trading market for our common stock will develop. Accordingly, no assurance can be given as to the ability of our stockholders to sell their common stock or the price that our stockholders may obtain for their common stock.

Some of the factors that could negatively affect the market price of our common stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in our earnings estimates or publication of research reports about us or the real estate industry;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions to or departures of our Manager’s key personnel;

•	actions by our stockholders; and

•	speculation in the press or investment community.

Market factors unrelated to our performance could also negatively impact the market price of our common stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in the capital markets can affect the market value of our common stock. For instance, if interest rates rise, it is likely that the market price of our common stock will decrease as market rates on interest-bearing securities increase.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock after this offering, the market price of our common stock may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The stock market has experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performances. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or distributions;

•	changes in our earnings estimates or publication of research reports about us or the real estate or specialty finance industry;

•	increases in market interest rates that lead purchasers of our shares of common stock to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	issuance of additional equity securities;

•	actions by institutional stockholders;

•	additions or departures of key management personnel, or changes in our relationship with our Manager;

•	speculation in the press or investment community; and

•	general market and economic conditions.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (5) provide certain disclosure regarding executive compensation required of larger public companies or (6) hold stockholder advisory votes on executive compensation. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Investing in our common stock may involve a high degree of risk.

The investments that we make in accordance with our investment objectives may result in a high amount of risk when compared to alternative investment options and volatility or loss of principal. Our investments may be highly speculative and aggressive, and therefore an investment in our common stock may not be suitable for someone with lower risk tolerance.

Common stock eligible for future sale may have adverse effects on our share price.

We are offering         shares of our common stock as described in this prospectus. In addition under our equity incentive plans, we will be able to issue a number of shares of common stock equivalent to     % of our issued and outstanding common stock (on a fully diluted basis) at the time of the award (other than any shares subject to awards made under any of these plans).

We and our Manager have, and each of our executive officers and directors and each executive officer of our Manager has, agreed with the underwriters to a     -day lock-up period (subject to extension in certain circumstances), meaning that, until the end of the     -day lock-up period, we and our Manager, and each of our executive officers and directors and each executive officer of our Manager, will not, subject to certain exceptions, sell or transfer any shares of common stock without the prior consent of Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., which are acting as the representatives of the underwriters. The representatives of the underwriters may, in their sole discretion, at any time from time to time and without notice, waive the terms and conditions of the lock-up agreements to which they are a party. Assuming the underwriters do not exercise their overallotment option to purchase additional shares, approximately     % of our shares of common stock will be subject to lock-up agreements. When the lock-up periods expire, these shares of common stock will become eligible for sale, in some cases subject to the requirements of Rule 144 under the Securities Act, which are described under “Shares eligible for future sale.”

We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the market price of our common stock. The market price of our common stock may decline significantly when the restrictions on resale (or lock up agreements) by certain of our stockholders lapse. Sales of substantial amounts of common stock or the perception that such sales could occur may adversely affect the prevailing market price for our common stock.

Also, we may issue additional shares in subsequent public offerings or private placement to make new investments or for other purposes. We are not required to offer any such shares to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future share issuances, which may dilute the existing stockholders’ interests in us.

You should not rely on lock-up agreements in connection with this offering to limit the amount of common stock sold into the market.

We and our Manager, our directors and our executive officers have severally agreed that, for a period of      days after the date of this prospectus, we and they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of our common stock, subject to certain exceptions and extension in certain circumstances. There are no present agreements between the underwriters and any of our Manager, our directors, our executive officers or us to release us or any of them from these lock-up agreements. However, we cannot predict the circumstances or timing under which the representatives of the underwriters may waive these restrictions. These sales or a perception that these sales may occur could reduce the market price of our common stock.

We have not established a minimum distribution payment level, and we cannot assure you of our ability to pay distributions in the future.

We intend to pay monthly distributions and to make distributions to our stockholders in an amount such that we distribute all or substantially all of our net taxable income in each year. We have not established a minimum distribution payment level, and our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, debt covenants, satisfying the requirements for REIT qualification and other factors as our board of directors may deem relevant from time to time. We believe that a change in any one of the following factors could adversely affect our results of operations and impair our ability to pay distributions to our stockholders:

•	the profitability of the investment of the net proceeds of this offering and the concurrent private placement;

•	our ability to make profitable investments;

•	margin calls or other expenses that reduce our cash flow;

•	decreases in the value of our portfolio or defaults in our asset portfolio; and

•	the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions in the future. In addition, some of our distributions may include a return in capital.

Future offerings of debt or equity securities, which would rank senior to our common stock, may adversely affect the market price of our common stock.

If we decide to issue debt or equity securities in the future, which would rank senior to our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us. Furthermore, the compensation payable to our Manager will increase as a result of future issuances of our equity securities, even if the issuances are dilutive to existing stockholders.

Risks related to our organization and structure

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase or decrease the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may authorize the issuance of additional shares or establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

Ownership limitations may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

In order for us to qualify as a REIT for each taxable year after 2013, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. “Individuals” for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. To assist us in maintaining our qualification as a REIT, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. This ownership limitation could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

Provisions in our charter, our bylaws and Maryland law may have the effect of preventing or hindering a change in control and adversely affecting the market price of our common stock.

Provisions in our charter and our bylaws and applicable provisions of the Maryland General Corporations Law, or the MGCL, may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock.

We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent that distributions exceed earnings or cash flow from our operations.

We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent that distributions exceed earnings or cash flow from our operations. Such distributions would reduce the amount of cash we have available for investing and other purposes and could be dilutive to our financial results. In addition, funding our distributions from our net proceeds may constitute a return of capital to our investors, which would have the effect of reducing each stockholder’s basis in its shares of common stock.

Tax risks

Risks related to our REIT tax status

Our failure to qualify as a REIT would subject us to federal income tax, which could adversely affect the value of the shares of our common stock and would substantially reduce the cash available for distribution to our stockholders.

We believe that we will be organized in conformity with the requirements for qualification as a REIT under the Code, and we intend to operate in a manner that will enable us to meet the requirements for taxation as a REIT commencing with our short taxable year ending December 31, 2013. However, we cannot assure you that we will qualify and remain qualified as a REIT. In connection with this offering, we will receive an opinion from Hunton & Williams LLP that, commencing with our short taxable year ending December 31, 2013, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the federal income tax laws and our intended method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the federal income tax laws for our short taxable year ending December 31, 2013 and subsequent taxable years. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the Internal Revenue Service, or the IRS, or any court and speaks as of the date issued. In addition, Hunton & Williams LLP’s opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, given the complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the potential tax treatment of the investments we make, and the possibility of future changes in our circumstances, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any calendar year, and do not qualify for certain statutory relief provisions, we would be required to pay federal income tax (and any applicable state and local taxes), including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income (although such dividends received by certain non-corporate U.S. taxpayers generally would be subject to a preferential rate of taxation). Further, if we fail to qualify as a REIT, we might need to borrow money or sell assets in order to pay any resulting tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required under federal tax laws to distribute substantially all of our net taxable income to our stockholders. Unless our failure to qualify as a REIT was subject to relief under federal tax laws, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

Failure to make required distributions would subject us to tax, which would reduce the cash available for distribution to our stockholders.

To qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than the sum of:

•	85% of our REIT ordinary income for that year;

•	95% of our REIT capital gain net income for that year; and

•	any undistributed taxable income from prior years.

We intend to distribute our taxable income to our stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax. However, there is no requirement that TRSs distribute their after tax net income to their parent REIT or their stockholders.

Our taxable income may substantially exceed our net income as determined based on GAAP, because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year. To the extent that we generate such non-cash taxable income in a taxable year, we may incur corporate income tax and the 4% nondeductible excise tax on that income if we do not distribute such income to stockholders in that year. In that event, we may be required to use cash reserves, incur debt, sell assets, make taxable distributions of our stock or debt securities or liquidate non-cash assets at rates or at times that we regard as unfavorable to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in that year.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. As discussed above, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Additionally, we may be unable to pursue investments that would be otherwise attractive to us in order to satisfy the source of income requirements for qualifying as a REIT.

We must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than government securities and qualified real estate assets), and no more than 25% of the value of our total securities can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences, unless certain relief provisions apply. As a result, compliance with the REIT requirements may hinder our ability to operate solely on the basis of profit maximization and may require us to liquidate or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from certain activities conducted as a result of a foreclosure, the federal alternative minimum tax and state or local income, property and transfer taxes. In addition, any domestic TRSs we form will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our operations effectively. Our aggregate gross income from non-qualifying hedges, fees and certain other non-qualifying sources cannot exceed 5% of our annual gross income. As a result, we might have to limit our use of advantageous hedging techniques or implement those hedges through a TRS. Any hedging income earned by a domestic TRS would be subject to federal, state and local income tax at regular corporate rates. This could increase the cost of our hedging activities or expose us to greater risks associated with interest rate or other changes than we would otherwise incur.

The tax on prohibited transactions will limit our ability to engage in certain methods of securitizing mortgage loans that would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to securitize mortgage loans in a manner that was treated as a sale of the loans for federal income tax purposes (such as a securitization using a REMIC structure). Therefore, in order to avoid the prohibited transactions tax, we may limit the structures we utilize for our securitization transactions, even though such sales or structures might otherwise be beneficial to us.

Our ownership of and relationship with any TRSs that we form will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s total assets may consist of stock or securities of one or more TRSs. A domestic TRS will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. Any domestic TRS will pay federal, state and local income tax on its taxable income, and its after-tax net income is available for distribution to us but is not required to be distributed to us, subject to our ownership of TRS securities remaining less than 25% of our total assets.

Our investments in Excess MSRs could be re-characterized as non-qualifying assets for purposes of the 75% asset test applicable to REITs and as producing non-qualifying income for purposes of the 75% gross income test.

We intend to invest in Excess MSRs. In a private letter ruling to another taxpayer, the IRS ruled substantially to the effect that interest received in respect of Excess MSRs will be considered interest on obligations secured by mortgages on real property for purposes of the 75% gross income test and that the Excess MSRs represent interests in mortgages on real property and thus are qualifying “real estate assets” for purposes of the 75% asset test. Private letter rulings cannot be relied upon by persons other than the taxpayer to which they were issued. Nonetheless, we intend to treat our Excess MSRs that have terms consistent with those described in the private letter ruling as “real estate assets” for purposes of the 75% asset test that produce qualifying income for purposes of the 75% gross income test. If the IRS successfully challenges our position, we could be subject to a penalty tax or we could fail to qualify as a REIT if (i) the value of our Excess MSRs, together with our non-qualifying assets for the 75% asset test, exceeded 25% of our total assets at the end of any calendar quarter or (ii) our income and gains from the disposition of Excess MSRs, together with our non-qualifying income for the 75% gross income test, exceeded 25% of our gross income for any taxable year.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

We may acquire target assets in the secondary market for less than their face amount. In addition, pursuant to our ownership of certain target assets, we may be treated as holding certain debt instruments acquired in the secondary market for less than their face amount. The discount at which such securities or debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as “market discount” for federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the target assets or debt instrument is made. If we collect less on the target assets or debt instruments than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions. In addition, pursuant to our ownership of certain target assets, we may be treated as holding distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are “significant modifications” under applicable Treasury regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt, even if the value of the debt or the payment expectations have not changed.

Moreover, some of the target assets that we acquire may have been issued with original issue discount. We will be required to report such original issue discount based on a constant yield method and will be taxed based on the assumption that all future projected payments due on such target assets will be made. If such target assets turn out not to be fully collectable, an offsetting loss deduction will become available only in the later year that uncollectability is provable.

Finally, in the event that target assets or any debt instruments we are treated as holding pursuant to our investments in target assets are delinquent as to mandatory principal and interest payments, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. While we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectable, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

The failure of assets subject to repurchase agreements to qualify as real estate assets would adversely affect our ability to qualify as a REIT.

We may to enter into certain financing arrangements that are structured as sale and repurchase agreements pursuant to which we nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings that are secured by the assets sold pursuant thereto. We believe that we would be treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT or be subject to a penalty tax.

Our ability to engage in TBA transactions could be limited by the requirements necessary to qualify as a REIT, and we could fail to qualify as a REIT as a result of these investments.

We intend to purchase Agency RMBS through TBAs. In some instances, rather than take delivery of the Agency RMBS subject to a TBA, we will dispose of the TBA through a “dollar roll” transaction in which we agree to purchase similar securities in the future at a predetermined price or otherwise, which may result in the recognition of income or gains. The law is unclear regarding whether TBAs will be qualifying assets for the 75% asset test and whether income and gains from dispositions of TBAs will be qualifying income for the 75% gross income test.

Until we receive a favorable private letter ruling from the IRS or we are advised by counsel that TBAs should be treated as qualifying assets for purposes of the 75% asset test, we will limit our investment in TBAs and any non-qualifying assets to no more than 25% of our total assets at the end of any calendar quarter and will limit the TBAs issued by any one issuer to no more than 5% of our total assets at the end of any calendar quarter. Further, until we receive a favorable private letter ruling from the IRS or we are advised by counsel that income and gains from the disposition of TBAs should be treated as qualifying income for purposes of the 75% gross income test, we will limit our income and gains from dispositions of TBAs and any non-qualifying income to no more than 25% of our gross income for each calendar year. Accordingly, our ability to purchase and sell Agency RMBS through TBAs and to dispose of TBAs, through roll transactions or otherwise, could be limited.

Moreover, even if we are advised by counsel that TBAs should be treated as qualifying assets or that income and gains from dispositions of TBAs should be treated as qualifying (or ignored) income, it is possible that the IRS could successfully take the position that such assets are not qualifying assets and such income is not qualifying (or ignored) income. In that event, we could be subject to a penalty tax or we could fail to qualify as a REIT if (i) the value of our TBAs, together with our non-qualifying assets for the 75% asset test, exceeded 25% of our total assets at the end of any calendar quarter, (ii) the value of our TBAs issued by any one issuer exceeds 5% of our total assets at the end of any calendar quarter, or (iii) our income and gains from the disposition of TBAs, together with our non-qualifying income for the 75% gross income test, exceeded 25% of our gross income for any taxable year.

We may pay taxable dividends of our common stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

We may distribute taxable dividends that are payable in cash and common stock at the election of each stockholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/stock dividends, but that revenue procedure does not apply to our 2013 and future taxable years. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and common stock.

If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we made a taxable dividend payable in cash and our common stock and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. We do not currently intend to pay taxable dividends of our common stock and cash, although we may choose to do so in the future.

Our ownership limitation may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their stock.

In order for us to qualify as a REIT for each taxable year after 2013, no more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. “Individuals” for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. In order to help us qualify as a REIT, among other purposes, our charter generally will prohibit any person from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock. The ownership limitation and other restrictions could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their common stock over the then-prevailing market price or which holders might believe to be otherwise in their best interests.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to “qualified dividend income” payable to domestic stockholders taxed at individual rates is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends treated as qualified dividend income, which could adversely affect the value of the stock of REITs, including our common stock.

Certain financing activities may subject us to federal income tax and could have negative tax consequences for our stockholders.

We could recognize “excess inclusion income” if we hold a residual interest in REMIC. In addition, we could also generate excess inclusion income if we issue liabilities with two or more maturities and the terms of the payments of those liabilities bear a relationship to the payments that we receive on mortgage loans or MBS securing those liabilities.

We currently do not intend to hold any REMIC residual interests or to enter into any transactions that could result in our, or a portion of our assets, being treated as a taxable mortgage pool for federal income tax purposes. If we hold REMIC residual interests or enter into such a transaction in the future, we will be taxable at the highest corporate income tax rate on any excess inclusion income that is allocable to the percentage of our stock held in record name by disqualified organizations (generally tax-exempt entities that are exempt from the tax on unrelated business taxable income, such as state pension plans and charitable remainder trusts and government entities). In that case, under our charter, we could reduce distributions to such stockholders by the amount of tax paid by us that is attributable to such stockholder’s ownership.

If we were to realize excess inclusion income, IRS guidance indicates that the excess inclusion income would be allocated among our stockholders in proportion to our dividends paid. Excess inclusion income cannot be offset by losses of our stockholders. If the stockholder is a tax-exempt entity and not a disqualified organization, then this income would be fully taxable as unrelated business taxable income under Section 512 of the Code. If the stockholder is a foreign person, it would be subject to federal income tax at the maximum tax rate and withholding will be required on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty.

Our recognition of “phantom” income may reduce a stockholder’s after-tax return on an investment in our common stock.

We may recognize taxable income in excess of our economic income, known as phantom income, in the first years that we hold certain investments, and experience an offsetting excess of economic income over our taxable income in later years. As a result, stockholders at times may be required to pay federal income tax on distributions that economically represent a return of capital rather than a dividend. These distributions may be offset in later years by distributions representing economic income that would be treated as returns of capital for federal income tax purposes. Taking into account the time value of money, this acceleration of federal income tax liabilities may reduce a stockholder’s after-tax return on his or her investment to an amount less than the after-tax return on an investment with an identical before-tax rate of return that did not generate phantom income.

Liquidation of assets may jeopardize our REIT status.

To qualify and maintain our qualification as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our assets to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as inventory or property held primarily for sale to customers in the ordinary course of business.

Adverse legislative or regulatory tax changes could reduce the market price of our common stock.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements relate to information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “goal,” “intend,” “plan,” “potential,” “project,” “objective,” “may,” “should,” “will” and “would” or other similar expressions, we intend to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking:

•	use of the proceeds of this offering and the concurrent private placement;

•	market trends in our industry, interest rates, real estate values, the debt securities markets or the general economy;

•	our business strategy;

•	our projected operating results;

•	actions and initiatives of the U.S. government, including changes to U.S. government policies and the execution and impact of these actions, initiatives and policies;

•	our ability to deploy effectively and timely the net proceeds of this offering and the concurrent private placement;

•	our ability to obtain and maintain financing arrangements, including securitizations;

•	our ability to access U.S. government programs;

•	general volatility of the securities markets in which we participate;

•	changes in the value of our assets;

•	our expected investment portfolio;

•	interest rate mismatches between our target assets and any borrowings used to fund such assets;

•	changes in interest rates and the market value of our target assets;

•	changes in prepayment rates on our target assets;

•	effects of hedging instruments on our target assets;

•	rates of default or decreased recovery rates on our target assets;

•	the degree to which our hedging strategies may or may not protect us from interest rate volatility;

•	impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters;

•	our ability to qualify and maintain our qualification as a REIT for federal income tax purposes;

•	our ability to operate in a manner that will not require us to register under 1940 Act;

•	availability of opportunities to acquire our target assets;

•	availability of qualified personnel;

•	estimates relating to our ability to make distributions to our stockholders in the future; and

•	our understanding of our competition.

The forward-looking statements in this prospectus are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. You should not place undue reliance on these forward-looking statements. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described in this prospectus under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

In this offering, we are offering         shares of our common stock at $20.00 per share. Assuming no shares are issued pursuant to the underwriters’ over-allotment option to purchase up to an additional         shares, this offering would result in gross proceeds of approximately $         million to us. Concurrently with, and conditional upon the consummation of, this offering, we will also issue and sell         shares of our common stock to certain officers and employees of our Manager and its affiliates in a private placement for $20.00 per share. The sale of our common stock in the concurrent private placement will result in gross proceeds of approximately $             million to us. Our Manager has agreed to pay the $         per share underwriting discount payable with respect to each share sold in this offering. No placement fee or underwriting discount will be payable with respect to the shares of our common stock sold in the concurrent private placement. We currently estimate our expenses attributable to our organization, this offering and the concurrent private placement (other than the underwriting discount and the placement agent fee payable by our Manager) to be $         million. Therefore, we estimate that our aggregate net proceeds from this offering and the concurrent private placement will be approximately $         million, after deducting underwriting discounts and commissions and estimated organizational and offering expenses payable by us (or $         million, if the underwriters exercise their over-allotment option in full).

We intend to deploy the net proceeds of this offering as follows:

•	approximately 75% to 85% in Agency RMBS backed by 30-year fixed rate mortgages;

•	approximately 15% to 25% in Agency RMBS backed by 15-year fixed rate mortgages;

•	approximately 0% to 5% in Agency RMBS backed by Hybrid/ARM mortgages; and

•	approximately 0% to 5% in non-Agency RMBS backed by Subprime/Alt-A/Prime mortgages and in our other target assets.

We expect to deploy at least 85% of the net proceeds of this offering in Agency RMBS backed by 30-year and 15-year fixed rate mortgages.

At the conclusion of the first full quarter after the completion of this offering and the concurrent private placement, we anticipate the allocation of our equity capital will evolve to 40% - 50% in Agency RMBS, 30% - 40% in Non-Agency RMBS, 0% - 10% in whole residential mortgage loans, 0% - 10% in Excess MSRs, 5% - 10% in CMBS, and 10% - 20% in cash, including cash backing derivative exposures which we will use to hedge our borrowings. If the current market environment persists, over the subsequent three quarters, we anticipate further increasing our allocation to Non-Agency RMBS relative to Agency RMBS. Our allocations in the subsequent three quarters after the completion of this offering and the concurrent private placement, and in the future are subject to change due to our Manager’s view of the factors described above as well as other factors. Until appropriate investments can be identified, our Manager may invest the net proceeds from this offering and the concurrent private placement in interest-bearing short-term investments, including money market accounts and/or funds, that are consistent with our intention to qualify as a REIT and maintain our exemption from registration under the 1940 Act. These initial investments, if any, are expected to provide a lower net return than we will seek to achieve from investments in our target assets. We anticipate that we will be able to identify a sufficient amount of investments in our target assets within approximately one to two months after the closing of this offering and the concurrent private placement. However, depending on the availability of appropriate investment opportunities and subject to market prevailing conditions, there can be no assurance that we will be able to identify a sufficient amount of investments within this timeframe.

Prior to the time we have fully used the net proceeds of this offering and the concurrent private placement to acquire our target assets, we may fund distributions to our stockholders out of such net proceeds.

DISTRIBUTION POLICY

To qualify as a REIT, we must distribute annually to our stockholders an amount at least equal to 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax at regular corporate rates on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “Material Federal Income Tax Considerations.” To satisfy the requirements to qualify as a REIT and generally not be subject to federal income and excise tax, we intend to make regular monthly distributions of all or substantially all of our net taxable income to holders of our common stock out of assets legally available therefor. Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes.

We will make distributions only upon the authorization of our board of directors. The amount, timing and frequency of distributions will be authorized by our board of directors based upon a variety of factors, including:

•	actual results of operations;

•	our level of retained cash flows;

•	the timing of the investment of the net proceeds of this offering and the concurrent private placement;

•	restrictions under Maryland law;

•	any debt service requirements;

•	our taxable income;

•	the annual distribution requirements under the REIT provisions of the Code; and

•	other factors that our board of directors may deem relevant.

Our ability to make distributions to our stockholders will depend upon the performance of our investment portfolio, and, in turn, upon our Manager’s management of our business. Distributions will be made in cash to the extent that cash is available for distribution. We may not be able to generate sufficient net interest income to pay distributions to our stockholders. In addition, our board of directors may change our distribution policy in the future. We may not pay an initial distribution until a significant portion of the proceeds of this offering have been invested. See “Risk Factors.”

Our charter will allow us to issue preferred stock that could have a preference on distributions. We currently have no intention to issue any preferred stock, but if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may consider various funding sources to cover any shortfall, including selling certain of our assets, borrowing funds or using a portion of the net proceeds we receive in this offering or future offerings (and thus all or a portion of such distributions may constitute a return of capital for federal income tax purposes). We also may elect to pay all or a portion of any distribution in the form of a taxable distribution of our stock or debt securities.

CAPITALIZATION

The following table sets forth our capitalization as of October 31, 2012, on an actual basis and as adjusted to give effect to:

•

the sale of         shares of our common stock in this offering at the initial public offering price of $20.00 per share, generating net proceeds of approximately $         million, after deducting underwriting discounts and commissions and estimated organizational and offering expenses payable by us; and

•	the sale of shares of our common stock at a price of $20.00 per share in the concurrent private placement to certain officers and employees of our Manager and its affiliates.

You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited balance sheet as of October 31, 2012, and the related notes thereto included elsewhere in this prospectus.

	As of October 31, 2012
	Actual	As Adjusted(2)
Cash	$2,100	$

Debt	—
Stockholders’ equity:
Preferred stock, $0.01 par value per share; no shares authorized and outstanding, actual; 50,000,000 shares authorized, no shares issued and outstanding, as adjusted	—		—
Common stock, $0.01 par value per share; 1,000 shares authorized; 100 shares issued and outstanding, actual; 450,000,000 shares authorized, shares issued and outstanding, as adjusted(1)	1
Additional paid-in capital	2,099

Total stockholders’ equity	$2,100	$

(1)	Does not include (i) the shares of our common stock available for future grants under our equity incentive plans, which is initially expected to be equal to shares of our common stock (after deduction of the initial grant of shares of restricted common stock to our Manager and an aggregate of shares of restricted common stock to our independent directors upon completion of this offering).
(2)	Assumes no exercise of the underwriters’ overallotment option.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information as of October 31, 2012 that has been derived from our historical audited balance sheet as of October 31, 2012 and the related notes included elsewhere in this prospectus. We have no operating history and no investment portfolio.

The following selected financial information is only a summary and is qualified by reference to and should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited balance sheet dated as of October 31, 2012 and the related notes thereto included elsewhere in this prospectus.

As of October 31, 2012
Assets
Cash	$2,100

Total assets	$2,100

Stockholder’s Equity:
Common stock, $0.01 par value per share; 1,000 shares authorized; 100 shares issued and outstanding	$1
Additional paid in capital	2,099

Total stockholder’s equity	$2,100

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a Maryland corporation focused on acquiring, financing and managing primarily residential mortgage assets and residential mortgage-related assets, including Agency RMBS, Non-Agency RMBS, whole residential mortgage loans, Excess MSRs, and other residential mortgage assets, as well as CMBS and other ABS. We refer to these assets as our target assets. We intend to finance investments in our target assets primarily through the use of repurchase agreements. We believe that a mix of these assets, which we will adjust from time to time in response to market conditions, will provide attractive risk-adjusted returns to our stockholders over the long-term, primarily through dividends and also capital appreciation. We intend to achieve this objective by selectively acquiring assets within our target asset classes by focusing on the underlying collateral to construct a diversified investment portfolio. Our investment portfolio will be designed to seek attractive returns across a variety of market conditions and economic cycles.

We will be externally managed and advised by our Manager, a wholly owned subsidiary of Seer Capital Management LP. We intend to elect and qualify to be taxed as a REIT for federal income tax purposes, commencing with our taxable year ending December 31, 2013. We also intend to operate our business in a manner that will permit us to maintain our exemption from registration under the 1940 Act. We will commence operations upon completion of this offering and the concurrent private placement.

Market Outlook

Our business will be affected by general U.S. residential real estate fundamentals and the overall U.S. economic environment. In particular, our strategy is influenced by the specific characteristics of these markets, including prepayment rates, default rates, and interest rate levels. Our results of operations will primarily depend on, among other things, the level of our net interest income, the market value of our investment portfolio and the supply of and demand for mortgage-related securities. Our net interest income, which includes the amortization of purchase premiums and accretion of discounts, will vary as a result of changes in interest rates, borrowing costs, and prepayment speeds on our Agency RMBS. Our net interest income will also vary as a result of changing default assumptions and loss severities on our Non-Agency RMBS.

We believe the current economic and market outlook is shaped in a significant manner by the unprecedented level of fiscal and monetary stimulus that the U.S. government and Federal Reserve Board provided in the aftermath of the 2008 credit crisis. The current rate environment is characterized by a steep yield curve with the spread between two-year U.S. Treasury Notes and 10-year U.S. Treasury Notes well above the average spread over the last three decades. The Federal Reserve Board has maintained a near-zero target for the federal funds rate, and has reiterated its commitment to fulfilling the mandate of the third and fourth rounds of QE, implemented in September 2012 and December 2012, respectively. These rounds of QE were intended to promote higher growth and lower unemployment and to maintain price stability in the U.S. economy through the monthly purchases of $40 billion in Fannie Mae, Freddie Mac, and Ginnie Mae RMBS as well as the monthly purchases of $45 billion in U.S. Treasury securities.

It is our Manager’s view that while recent economic data suggests an improvement in U.S. economic growth, the significant mortgage debt burden, run-off of fiscal stimulus, and budget discipline at both the U.S. federal and state level will serve as a heavy anchor to real GDP and employment growth in 2013. Although headline inflation data is being pushed higher due to rising commodity costs, we do not believe these input costs will lead to higher core rates due to a plentiful supply of labor preventing wage pressure and low rates of resource utilization. For these reasons, and considering its dual mandate to manage both inflation and unemployment, we believe that the Federal Reserve Board will exercise patience before unwinding any form of QE or other monetary stimulus now in effect. We expect this type of muted recovery to keep the yield curve relatively steep and, barring any system shocks to the capital markets, for healthy demand for Agency RMBS to continue. It is our Manager’s view that this type of recovery should also facilitate an improvement in the U.S. real estate market, which our Manager believes is supportive for the valuations of Non-Agency RMBS and CMBS.

We believe investors continue to seek incremental spreads relative to U.S. Treasury Notes in a low yield environment and financial institutions continue to prefer liquid Agency RMBS, Non-Agency RMBS, and CMBS. Yield spreads on Agency RMBS are attractive relative to historical spread levels. Prepayments on some segments of the Agency market are being made at rates less than the historical average and should provide our Manager opportunity to capture such spread, which we refer to as the carry premium. Non-Agency RMBS continue to be priced to high default and loss severity rates and low prepayment scenarios and offer attractive loss-adjusted yields in the fixed income market.

As the capital markets have recovered, commercial banks have re-entered the secured lending market, which has quickened the pace of asset recovery and the return to more normalized credit spreads. We believe that financing of Agency RMBS and Non-Agency RMBS is currently widely available through, among other vehicles, repurchase agreements. Haircuts, or the discount attributed to the value of securities sold under repurchase agreements, average between 3% and 10% for Agency RMBS and average between 10% and 50% for Non-Agency RMBS, depending on the specific security used as collateral for such repurchase agreements. Additionally, the evolution of new rules and disclosure requirements impacting non-agency securitizations mandated by the Dodd-Frank Act will be very relevant to the resurrection of securitizations of non-agency mortgage investments.

The U.S. government, through the FHA, the FDIC, and the U.S. Treasury, has commenced or proposed implementation of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures. These loan modification and refinance programs, future U.S. federal, state and/or local legislative or regulatory actions that result in the modification of outstanding mortgage loans, as well as changes in the requirements necessary to qualify for refinancing mortgage loans with Fannie Mae, Freddie Mac, or Ginnie Mae, may adversely affect the value of, and the returns on, residential mortgage loans, RMBS, real estate-related securities and various other asset classes in which we may invest. In addition to the foregoing, the U.S. Congress and/or various states and local legislators may enact additional legislation or regulatory action designed to address the current economic crisis or for other purposes that could have a material adverse effect on our ability to execute our business strategies.

Factors that Affect our Results from Operations

Our results of operations and financial condition will be affected by various factors, many of which will be beyond our control, including, among other things, our net interest income, the market value of our assets and the supply of and demand for such assets. Factors such as those discussed below, may affect our business in ways that are difficult to predict, and produce results outside of our central expectations. Our net interest income will likely vary primarily as a result of changes in interest rates, borrowing costs and prepayment speeds, the behavior of which involves various risks and uncertainties. We intend to invest across a spectrum of investments, from Agency RMBS, Non-Agency RMBS, whole residential mortgage loans, Excess MSRs, CMBS to ABS. We expect our target assets will be subject to risks arising from delinquencies and foreclosures, thereby exposing us to potential losses. We will be exposed to variations in credit spreads which could result in declines in the fair value of our target assets. We believe our Manager’s investment expertise across many sectors of the mortgage market, asset selection, and our hedging strategy will enable us to minimize our credit losses and keep our market value losses and financing costs within reasonable ranges. Prepayment speeds, as reflected by the rate of principal pay downs, and interest rates will likely vary according to the type of investment, conditions in financial markets, government actions, competition and other factors, none of which can be predicted with any certainty. In general, as prepayment rates on our target assets purchased at a premium increase, related purchase premium amortization will increase, thereby reducing the net yield on these assets. Because changes in interest rates may significantly impact our activities, our operating results will depend, in large part, upon our ability to manage interest rate risks and prepayment risks effectively while qualifying and maintaining our qualification as a REIT.

We anticipate that, for any period during which changes in the interest rates earned on our assets do not coincide with interest rate changes on our borrowings, such assets will change in price more slowly than the corresponding liabilities. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net interest income. We anticipate that, interest rate increases will decrease our net interest income and decrease the market value of our assets and therefore, our book value. Such rate increases could possibly result in operating losses or adversely affect our ability to make distributions to our stockholders.

Changes in Market Value of our Assets

It is our business strategy to hold our target assets as long-term investments. As such, we expect that most of our assets will be carried at their fair value, as available-for-sale in accordance with Financial Accounting Standards Board, or FASB, ASC 320-10, Debt or Equity Securities, with changes in fair value recorded through accumulated other comprehensive income(loss), a component of stockholders’ equity, rather than through earnings. As a result, we do not expect that changes in the market value of the assets will normally impact our operating results. However, at least on a quarterly basis, we will assess both our ability and intent to continue to hold such assets as long-term investments. As part of this process, we will monitor our investment portfolio for other-than-temporary impairment. A change in our ability and/or intent to continue to hold any of our assets could result in our recognizing an impairment charge or realizing losses upon the sale of such securities.

Changes in Market Interest Rates

With respect to our proposed business operations, increases in interest rates, in general, may over time cause: (1) the value of our target assets to decline; (2) coupons on our floating rate assets secured by ARMs and hybrid mortgage loans, and floating rate mortgage loans to reset, although on a delayed basis, to higher interest rates; (3) prepayments on our MBS and mortgage loan portfolio to slow, thereby slowing the amortization of our purchase premiums and the accretion of our purchase discounts; and (4) to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to increase. Conversely, decreases in interest rates, in general, may over time cause: (A) prepayments on our MBS and mortgage loan portfolio to increase, thereby accelerating the amortization of our purchase premiums and the accretion of our purchase discounts; (B) the value of our assets to increase; (C) to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to decrease; and (D) coupons on our floating rate assets secured by ARM and hybrid mortgage loans, and floating rate mortgage loans to reset, although on a delayed basis, to lower interest rates.

Because changes in interest rates may significantly affect our activities, our operating results depend, in large part, upon our ability to effectively manage interest rate risks and prepayment risks while qualifying and maintaining our qualification as a REIT.

Prepayment Speeds

The value of our assets may be affected by prepayment rates on mortgage loans. We anticipate that the mortgage loans or the underlying mortgages backing our Agency RMBS and Non-Agency RMBS will prepay at a projected rate generating an expected yield. If we purchase assets at a premium to par value, when borrowers prepay their mortgage loans faster than expected, the corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to par value, when borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. Prepayment rates may be affected by a number of factors including, but not limited to, the availability of mortgage credit, increases or decreases in interest rates, the relative economic vitality of the area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, other opportunities for investment, homeowner mobility and other economic, social, geographic, demographic and legal factors, none of which can be predicted with any certainty. Based on our experience, we expect that over time our ARMs and hybrid MBS and mortgage loans will experience higher prepayment rates than do FRMs and mortgage loans, as we believe that homeowners with ARMs and hybrid mortgage loans exhibit more rapid housing turnover levels or refinancing activity compared to fixed-rate borrowers. In addition, we anticipate that prepayments on adjustable-rate mortgage loans accelerate significantly as the coupon reset date approaches.

Credit Risk

One of our strategic focuses is acquiring target assets that we believe to be of high credit quality. We believe this strategy will generally enable us to keep our credit losses and financing costs low. We expect to be subject to varying degrees of credit risk in connection with our target assets, other than our Agency RMBS. Through our Manager, we will seek to mitigate this risk by seeking to acquire high quality assets at appropriate prices given anticipated and unanticipated losses and employing a comprehensive review and asset selection process and careful ongoing monitoring of acquired assets. Nevertheless, unanticipated credit losses could occur that could adversely impact our operating results.

Spreads on MBS. In the aftermath of the global financial crisis, the Federal Reserve has lowered the target for the federal funds rate to a current targeted range of 0% to 0.25% which has kept financing for Agency RMBS at historically low levels. On December 12, 2012 the Federal Reserve announced that it would target a 2.5% in the core personal consumption price index and a 6.5% unemployment rate before modifying its target for the federal funds rate. At the same time, according to the Housing Report, an estimated 90% of new mortgages originated in the United States are currently being funded through Agency financings, which is creating an ample supply of primary Agency RMBS securitizations. The spread between the cost of funding for and the yield on Agency RMBS assets has created an attractive investment opportunity in this asset class. The spread between the yield on our assets and our funding costs will affect the performance of our business. Wider spreads imply greater income on new asset purchases but may have a negative impact on our stated book value. Wider spreads may also negatively impact asset prices. In an environment where spreads are widening, counterparties may require additional collateral to secure borrowings which may require us to reduce leverage by selling assets. Conversely, tighter spreads imply lower income on new asset purchases but may have a positive impact on stated book value of our existing assets. In this case we may be able to reduce the amount of collateral required to secure borrowings.

Extension Risk. Our Manager will compute the projected weighted-average life of our assets based on assumptions regarding the rate at which the borrowers will prepay the underlying mortgages. In general, when we acquire a FRMs, ARMs or hybrid ARMs, we may, but are not required to, enter into an interest rate swap agreement or other hedging instrument that effectively fixes all or a portion of our borrowing costs for a period close to the anticipated average life of the fixed-rate portion of the related assets. This strategy is designed to protect us from rising interest rates because the borrowing costs are fixed for the duration of the fixed-rate portion of the related assets.

If prepayment rates decrease in a rising interest rate environment, however, the life of the fixed-rate portion of the related assets could extend beyond the term of the swap agreement or other hedging instrument. This longer than expected life of the fixed-rate portion of the related asset could have a negative impact on our results of operations, as borrowing costs would no longer be fixed after the end of the swap agreement while the income earned on the ARMs or hybrid MBS would remain fixed. This situation may also cause the market value of our ARMs or hybrid MBS to decline, with little or no offsetting gain from the related hedging transactions. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

Policy Risk. In September 2011, the White House announced they are working on a major plan to allow certain homeowners who owe more on their mortgages than their homes are worth to refinance. In October 2011, the FHFA announced changes to HARP to expand access to refinancing for qualified individuals and families whose homes have lost value, including increasing the HARP loan-to-value ratio above 125%. However, this would only apply to mortgages guaranteed by the GSEs. In addition, the expansion does not change the time period which these loans were originated, maintaining the requirement that the loans must have been guaranteed by Fannie Mae or Freddie Mac prior to June 2009. There are many challenging issues to this proposal, notably the question as to whether a loan with a loan-to-value ratio of 125% qualifies as a mortgage or an unsecured consumer loan. The chances of this initiative’s success have created additional uncertainty in the Agency RMBS market, particularly with respect to possible increases in prepayment rates.

On January 4, 2012, the Federal Reserve released a report titled “The U.S. Housing Market: Current Conditions and Policy Considerations” to the U.S. Congress providing a framework for thinking about certain issues and tradeoffs that policy makers might consider. On July 31, 2012, the FHFA announced that it had concluded that the costs and risks of principal reduction modifications do not outweigh the anticipated benefits. It is unclear how future legislation may impact the housing finance market and the investing environment for agency securities as the method of reform is undecided and has not yet been defined by the regulators.

Real Estate Risk

Real property values and net operating income derived from commercial properties are subject to volatility and may be affected adversely by a number of factors, including, but not limited to: national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs). In the event its income decreases, a borrower may have difficulty making its debt service payments, which could adversely affect the value of our CMBS.

Size of Investment Portfolio

The size of our investment portfolio, as measured by the aggregate principal balance of our mortgage-related securities and our mortgage loans and the other assets we own is also a key revenue driver. Generally, as the size of our investment portfolio grows, the amount of interest income we receive increases. A larger investment portfolio, however, may result in increased expenses as we may incur additional expense to identify appropriate assets.

Critical Accounting Policies and Use Of Estimates

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, or US GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and use of assumptions as to future uncertainties. In accordance with SEC guidance, the following discussion addresses the accounting policies that we will apply based on our expectation of our initial operations. Our most critical accounting policies will involve decisions and assessments that could affect our reported assets and liabilities, as well as our reported revenues and expenses. We believe that all of the decisions and assessments upon which our financial statements will be based will be reasonable at the time made and based upon information available to us at that time. We have identified what we believe will be our most critical accounting policies to be the following:

Investments

FASB ASC 320-10, Debt and Equity Securities, requires that, at the time of purchase, that we designate a security as either held-to-maturity, available for sale, or AFS, or trading depending on its ability and intent to hold such security to maturity. Securities AFS are reported at fair value, while securities held-to-maturity are reported at amortized cost. All assets classified as AFS will be reported at fair value, with unrealized gains and losses excluded from net income or loss and reported as a separate component of stockholders’ equity. We may also elect the fair value option for all of Agency and Non-Agency RMBS at the date of purchase, which will permit us to measure these securities at estimated fair value with the change in estimated fair value included as a component of earnings.

For an AFS security, where its fair value has declined below its amortized cost basis, we will evaluate the security for other-than-temporary impairment, or OTTI. If we either (1) intend to sell the impaired security, (2) will more likely than not be required to the sell the impaired security before it recovers in value or (3) do not expect to recover the impaired security’s amortized cost basis even if we do not intend to sell the security, then the impairment is deemed an OTTI and we will record the entire difference between the security’s fair value and its amortized cost in net income or loss. Conversely, if one of these three conditions are met, the we will analyze the expected cash flows, or cost recovery of the security, to determine what, if any, OTTI is recognized through our net income or loss. This analysis will include an assessment of any changes in the regulatory and/or economic environment that might affect the performance of the security.

If we conclude through our analysis that there has been no significant adverse change in our cash flow assumptions for the security, then the impairment is deemed temporary in nature and the associated difference between the security’s fair value and its amortized cost basis is recorded as an unrealized loss through other comprehensive income or loss, a component of stockholders’ equity. Alternatively, if we conclude that there has been a significant adverse change in its cash flow assumptions for the security, then the impairment is deemed an OTTI and we will perform an additional analysis to determine what portion of OTTI, if any, should be recorded through net income or loss. This analysis entails discounting the security’s cash flows to a present value using the prior period yield for the security to determine an “expected recoverable value.” The difference between this expected recoverable value and the amortized cost basis of the security is deemed to be the “credit” component of the OTTI that is recorded in our net income or loss. The amortized cost of the security is then adjusted to the expected recoverable value, and the difference between this expected recoverable value and the fair value is deemed to be the “non-credit” component of the OTTI that is recorded to other comprehensive income or loss. Future amortization and accretion for the security is computed based upon the new amortized cost basis.

Fair value of financial instruments

We disclose the estimated fair value of our financial instruments according to the fair value in accordance with US GAAP. In accordance with US GAAP, we are required to provide enhanced disclosures regarding instruments in the Level III category (which require significant management judgment), including a separate reconciliation of the beginning and ending balances for each major category of assets and liabilities. US GAAP further specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows: The hierarchy is as follows:

•	Level 1—Valuation techniques in which all significant inputs are quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets or assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices from markets that are not active for assets or liabilities that are identical or similar to the assets or liabilities being measured. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

•

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect our assumptions about the assumptions that market participants would use in pricing an asset or liability.

We will follow the fair value hierarchy set forth above in order to prioritize the data utilized to measure fair value. We will strive to obtain quoted market prices in active markets (Level 1 inputs). If Level 1 inputs are not available, we will attempt to obtain Level 2 inputs, observable market prices in inactive markets, or derive the fair value measurement using observable market prices for similar assets or liabilities. When neither Level 1 nor Level 2 inputs are available, we use Level 3 inputs and independent pricing service models to estimate fair value measurements.

A significant portion of our assets and liabilities are at fair value and, therefore, our consolidated balance sheet and income statement are significantly affected by fluctuations in market prices. Although we may execute various hedging strategies to mitigate our exposure to changes in fair value, we cannot fully eliminate our exposure to volatility caused by fluctuations in market prices. Our assets and liabilities will be subject to valuation adjustment as well as changes in the inputs we use to measure fair value.

We determine the fair values for the Agency RMBS and Non-Agency RMBS in our portfolio based on obtaining a valuation for each Agency and Non-Agency RMBS from third-party pricing services and dealer quotes, as described below. The third-party pricing services use common market pricing methods that may include pricing models that may incorporate such factors as coupons, prepayment speeds, spread to the Treasury curves and interest rate swap curves, duration, periodic and life caps and credit enhancement, as applicable. The dealers incorporate common market pricing methods, including a spread measurement to the Treasury curve or interest rate swap curve as well as underlying characteristics of the particular security including coupon, periodic and life caps, collateral type, rate reset period and seasoning or age of the security, as applicable.

We obtain pricing data from a third-party pricing service for each Agency and Non-Agency RMBS and validate such data by obtaining pricing data from a second third-party pricing service. If the difference between pricing data obtained for any RMBS from the two third-party pricing services exceeds a certain threshold, or pricing data is unavailable from the third-party pricing services, we obtain valuations from dealers who make markets in similar financial instruments.

We review all pricing of Agency and Non-Agency RMBS used to ensure that current market conditions are properly represented. This review includes, but is not limited to, comparisons of similar market transactions or alternative third-party pricing services, dealer quotes and comparisons to a pricing model. Values obtained from the third-party pricing service for similar instruments are classified as Level 2 securities if the pricing methods used are consistent with the Level 2 definition. If quoted prices for a security are not reasonably available from the pricing service, but dealer quotes are, we classify the security as a Level 2 security. If neither is available, we determine the fair value based on characteristics of the security that are received from the issuer and based on available market information received from dealers and classify it as a Level 3 security.

Revenue Recognition

Our interest income on our Agency and Non-Agency RMBS is accrued based on the actual coupon rate and the outstanding principal balance of such securities. Premiums and discounts are amortized or accreted into interest income over the lives of the securities using the effective yield method, as adjusted for actual prepayments. We estimate prepayments for our Agency interest-only securities, which represent our right to receive a specified portion of the contractual interest flows of specific Agency and CMO securities. As a result, if prepayments increase (or are expected to increase), we will accelerate the rate of amortization on the premiums. Conversely, if prepayments decrease (or are expected to decrease), we will decelerate the rate of amortization on the premiums. Our interest income on our Non-Agency RMBS securities rated below AA, including unrated securities, is recognized in accordance with estimated cash flows. Cash flows from a security are estimated by applying assumptions used to determine the fair value of such security and the excess of the future cash flows over the investment are recognized as interest income under the effective yield method. We review and, if appropriate, make adjustments to our cash flow projections at least quarterly and monitor these projections based on input and analysis received from external sources, internal models and our judgment about interest rates, prepayment rates, the timing and amount of credit losses and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in interest income recognized on, or the carrying value of, such securities.

For Non-Agency RMBS purchased at a discount, we account for differences between contractual cash flows and cash flows expected to be collected from our initial investment in debt securities acquired if those differences are attributable, at least in part, to credit quality. We limit the yield that may be accreted (accretable yield) to the excess of an estimate of undiscounted expected principal, interest and other cash flows (cash flows expected at acquisition to be collected) over the initial investment. The excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference or designated credit reserve) is not recognized as an adjustment of yield, loss accrual or valuation allowance. Subsequent increases in cash flows expected to be collected is recognized prospectively through adjustment of the yield over the remaining life of the security. Decreases in cash flows expected to be collected are recognized as an impairment.

Repurchase agreements

We intend to finance the acquisition of our target assets through borrowings under repurchase agreements. Repurchase agreements, other than those treated as Linked Transactions, are treated as collateralized financing transactions and carried at their contractual amounts, including accrued interest, as specified in the respective agreements.

Derivatives Instruments

US GAAP requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at estimated fair value.

Derivatives are used for hedging purposes rather than speculation. We rely on internal models corroborated by quotations from a third-party to determine these fair values. If our hedging activities do not achieve their desired results, our reported earnings may be adversely affected. If we finance the purchase of RMBS with repurchase agreements with the same counterparty from which the securities are purchased and both transactions are entered into contemporaneously or in contemplation of each other, the transactions are presumed to be part of the same arrangement, or a “Linked Transaction,” unless certain criteria are met. We will account for the two components of a Linked Transaction (the RMBS purchase and the related repurchase agreement financing) on a net basis and record a forward purchase (derivative) contract, at fair value, on our balance sheet in the line item “Linked Transactions, net, at fair value.”

Income taxes

We will elect to be taxed as a REIT commencing with our taxable year ended December 31, 2013 and intend to comply with the provisions of the Code with respect thereto. Accordingly, we will generally not be subject to U.S. federal income tax to the extent of current distributions to stockholders and as long as we qualify and maintain our qualification as a REIT. We intend to execute a portion of our hedging strategy through a domestic TRS, which will pay federal, state and, if applicable, local income tax.

Share-based compensation

We will account for share-based compensation arrangements, including stock options, restricted stock plans, performance based awards and related other arrangements using the fair value methodology prescribed by US GAAP. Compensation cost relating to stock-based payment transactions is recognized in the financial statements at the time of grant or re-measurement date. The costs are measured based on the fair value of the equity or liability instruments issued.

Compensation cost related to restricted common stock to be granted to our independent directors will be measured at its estimated fair value at the grant date, and will be amortized and expensed over the vesting period on a straight-line basis. Compensation cost related to restricted common stock issued to or at the direction of our Manager will be initially measured at estimated fair value at the grant date, and will be re-measured on subsequent dates to the extent the awards are unvested.

Use of estimates

The preparation of our financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Accounting Standards Applicable to Emerging Growth Companies

The JOBS Act contains provisions that relax certain requirements for “emerging growth companies,” which includes us. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to (1) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (2) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise. As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Recent Accounting Pronouncements Not Yet Adopted

In December 2011, FASB ASU No. 2011-11, was issued, which amends FASB ASC 210, Balance Sheet. The amendments in this ASU enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with FASB ASC 210, Balance Sheet or FASB ASC 815, Other Presentation Matters or (2) subject to an enforceable master netting arrangement or similar agreement. FASB ASU 2011-11 is effective for the first interim or annual period beginning on or after January 1, 2013. Adopting this FASB ASU will not have a material impact on our financial condition or results of operations.

Results of Operations

As of the date of this prospectus, we have not commenced any significant operations because we are in our organizational stage. We will not commence any significant operations until we have completed this offering and the concurrent private placement. We are not aware of any material trends or uncertainties, other than national economic conditions affecting mortgage loans, mortgage-backed securities and real estate, generally, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition of real estate-related assets, other than those referred to in this prospectus.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain our assets and operations, make distributions to our stockholders and other general business needs. We will use significant cash to purchase our target assets, repay principal and interest on our borrowings, make distributions to our stockholders and fund our operations. Our primary sources of cash will generally consist of the net proceeds from this offering and the concurrent private placement, payments of principal and interest we receive on our investment portfolio, cash generated from our operating results and unused borrowing capacity under our financing sources. We expect that our primary sources of financing will be through repurchase agreements, re-securitizations, securitizations, warehouse facilities and bank credit facilities (including term loans and revolving facilities). We plan to finance our assets with a prudent amount of leverage, the level of which may vary based upon the particular characteristics of our portfolio and on market conditions.

Under our repurchase agreements, we will be required to pledge additional assets as collateral to our repurchase agreement counterparties (lenders) when the estimated fair value of the existing pledged collateral under such agreements declines and such lenders, through a margin call, demand additional collateral. Margin calls result from a decline in the value of our assets collateralizing the repurchase agreements, generally following the monthly principal reduction of such investments due to scheduled amortization and prepayments on the underlying mortgages, changes in market interest rates, a decline in market prices affecting such investments and other market factors. To cover a margin call, we may pledge additional securities or cash. At maturity, any cash on deposit as collateral (i.e., restricted cash), if any, would generally be applied against the repurchase agreement balance, thereby reducing the amount borrowed. Should the value of our assets suddenly decrease, significant margin calls on our repurchase agreements could result, causing an adverse change in our liquidity position.

While we generally intend to hold our target assets as long-term investments, certain of our target assets may be sold in order to manage our interest rate risk and liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of target assets, if any, cannot be predicted with any certainty. Since we expect that our target assets will generally be financed with repurchase agreements, re-securitizations, securitizations, warehouse facilities, bank credit facilities (including term loans and revolving facilities) and borrowings under programs established by the U.S. government, we expect that a significant portion of the proceeds from sales of our target assets (if any), prepayments and scheduled amortization will be used to repay balances under these financing sources.

Contractual Obligations and Commitments

We had no contractual obligations as of October 31, 2012. Concurrently with the completion of this offering and the concurrent private placement, we will enter into a management agreement with our Manager. Our Manager will be entitled to receive a base management fee and the reimbursement of certain expenses. See “Our Manager and the Management Agreement—Management Fees, Expense Reimbursement and Termination Fee.” Our Manager will use the proceeds from its management fee in part to pay compensation to its officers and personnel who, notwithstanding that certain of them also are our officers, will receive no cash compensation directly from us.

We expect to enter into certain contracts that may contain a variety of indemnification obligations, principally with brokers, underwriters and counterparties to repurchase agreements. The maximum potential future payment amount we could be required to pay under these indemnification obligations may be unlimited.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured investment vehicles, or special purpose or variable interest entities, established to facilitate off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities or entered into any commitment or intent to provide additional funding to any such entities.

Dividends

We intend to make regular monthly distributions to holders of our common stock. Federal income tax law generally requires that a REIT distribute annually at least 90% of its net taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. We intend to pay regular monthly dividends to our stockholders in an amount equal to our net taxable income, if and to the extent authorized by our board of directors. Before we pay any dividend, whether for federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our repurchase agreements and other debt payable. If our cash available for distribution is less than our net taxable income, we could be required to sell assets or borrow funds to make cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. In addition, prior to the time we have fully used the net proceeds of this offering and the concurrent private placement to acquire our target assets, we may fund our monthly distributions out of such net proceeds.

Inflation

Virtually all of our assets and liabilities will be interest rate sensitive in nature. As a result, interest rates and other factors influence our performance far more so than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with GAAP and our distributions will be determined by our board of directors consistent with our obligation to distribute to our stockholders at least 90% of our net taxable income on an annual basis in order to qualify and maintain our qualification as a REIT; in each case, our activities and balance sheet are measured with reference to historical cost and/or fair market value without considering inflation.

Quantitative and Qualitative Disclosures About Market Risk

We seek to manage our risks related to the credit quality of our assets, interest rates, liquidity, prepayment speeds and market value while, at the same time, seeking to provide an opportunity to stockholders to realize attractive risk-adjusted returns through ownership of our capital stock. While we do not seek to avoid risk completely, we believe the risk can be quantified from historical experience and seek to actively manage that risk, to earn sufficient compensation to justify taking those risks and to maintain capital levels consistent with the risks we undertake.

Credit Risk

We expect to be subject to varying degrees of credit risk in connection with our assets. We believe our strategy will generally identify assets with resilient cash flows and as a result keep our credit losses and financing costs low. However, we will retain the risk of potential credit losses on all of the residential mortgage loans, as well as the loans underlying the Non-Agency RMBS, CMBS, and ABS we hold. We will seek to manage this risk through credit analysis, the use of non-recourse financing, which would limit our exposure to credit losses to the specific pool of mortgages that are subject to the non-recourse financing and, subject to our qualifying and maintaining our qualification as a REIT, through the use of derivative financial instruments. In addition, with respect to any particular target asset, we will, among other things, monitor relative valuation, supply and demand trends, shapes of yield curves, prepayment rates, delinquency and default rates, recovery of various sectors and vintage of collateral.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. We will be subject to interest rate risk in connection with our assets and our related financing obligations. In general, we expect to finance the acquisition of our assets through financings in the form of repurchase agreements, warehouse facilities, securitizations, re-securitizations, bank credit facilities (including term loans and revolving facilities) and public and private equity and debt issuances in addition to transaction or asset specific funding arrangements. We may mitigate interest rate risk through utilization of hedging instruments, primarily interest rate swap agreements but also financial futures, options, interest rate cap agreements, floors and forward sales. These instruments are intended to serve as a hedge against future interest rate increases on our borrowings.

Interest Rate Effect on Net Interest Income

Our operating results will depend in large part on differences between the income earned on our assets and our cost of borrowing and hedging activities. The cost of our borrowings will generally be based on prevailing market interest rates. During a period of rising interest rates, our borrowing costs generally will increase (1) while the yields earned on our leveraged fixed-rate mortgage assets will remain static and (2) at a faster pace than the yields earned on our leveraged adjustable-rate and hybrid mortgage assets, which could result in a decline in our net interest spread and net interest margin. The severity of any such decline would depend on our asset/liability composition at the time as well as the magnitude and duration of the interest rate increase. Further, an increase in short-term interest rates could also have a negative impact on the market value of our assets. If any of these events happen, we could experience a decrease in net income or incur a net loss during these periods, which could adversely affect our liquidity and results of operations.

Hedging techniques are partly based on assumed levels of prepayments of our target assets. If prepayments are slower or faster than assumed, the life of the investment will be longer or shorter, which would reduce the effectiveness of any hedging strategies we may use and may cause losses on such transactions. Hedging strategies involving the use of derivative securities are highly complex and may produce volatile returns.

Interest Rate Cap Risk

Our ARMs will generally be subject to interest rate caps, which potentially could cause such MBS to acquire many of the characteristics of FRMs if interest rates were to rise above the cap levels. This issue will be magnified to the extent we acquire ARMs and hybrid mortgage assets that are not based on mortgages which are fully indexed. In addition, ARMs and hybrid mortgage assets may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in our receipt of less cash income on such assets than we would need to pay the interest cost on our related borrowings. To mitigate interest rate mismatches, we may utilize the hedging strategies discussed above under “—Interest rate risk”.

Prepayment Risk

Prepayment risk is the risk that principal will be repaid at a different rate than anticipated, causing the return on an asset to be less than expected. As we receive prepayments of principal on our assets, premiums paid on such assets will be amortized against interest income. In general, an increase in prepayment rates will accelerate the amortization of purchase premiums, thereby reducing the interest income earned on the assets. Conversely, discounts on such assets are accreted into interest income. In general, an increase in prepayment rates will accelerate the accretion of purchase discounts, thereby increasing the interest income earned on the assets.

Counterparty Risk

When we engage in repurchase transactions, we will generally sell securities to lenders (i.e., repurchase agreement counterparties) and receive cash from the lenders. The lenders will be obligated to resell the same securities back to us at the end of the term of the transaction. Because the cash we will receive from the lender when we initially sell the securities to the lender is less than the value of those securities (this difference is the haircut), if the lender defaults on its obligation to resell the same securities back to us we would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). We would also lose money on a repurchase transaction if the value of the underlying securities has declined as of the end of the transaction term, as we would have to repurchase the securities for their initial value but would receive securities worth less than that amount.

In addition, if a swap counterparty under an interest rate swap agreement that we intend to enter into as part of our hedging strategy cannot perform under the terms of the interest rate swap, we may not receive payments due under that agreement, and thus, we may lose any unrealized gain associated with the interest rate swap. The hedged liability could cease to be hedged by the interest rate swap. Additionally, we may also risk the loss of any collateral we have pledged to secure our obligations under the interest rate swap if the counterparty becomes insolvent or files for bankruptcy. Similarly, if an interest rate cap counterparty fails to perform under the terms of the interest rate cap agreement, in addition to not receiving payments due under that agreement that would off-set our interest expense, we could also incur a loss for all remaining unamortized premium paid for that security.

Funding Risk

To the extent available on desirable terms, we initially expect to finance our target assets with repurchase agreement financing. Over time, as market conditions change, in addition to these financings, we may use other forms of leverage. Weakness in the financial markets, the residential mortgage markets and the economy generally could adversely affect one or more of our potential lenders and could cause one or more of our potential lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing.

Liquidity Risk

The assets that will comprise our asset portfolio will not be publicly traded. A portion of these assets may be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises, including in response to changes in economic and other conditions.

Market Value Risk

Our available-for-sale securities will be reflected at their estimated fair value, with the difference between amortized cost and estimated fair value reflected in accumulated other comprehensive income pursuant to SFAS 115. The estimated fair value of these securities fluctuates primarily due to changes in interest rates and other factors. Generally, in a rising interest rate environment, the estimated fair value of these securities would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of these securities would be expected to increase. As market volatility increases or liquidity decreases, the fair value of our assets may be adversely impacted. If we are unable to readily obtain independent pricing to validate our estimated fair value of the securities in our portfolio, the fair value gains or losses recorded in other comprehensive income may be adversely affected.

Real Estate Risk

Residential mortgage assets and residential property values are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing); changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans or loans, as the case may be, which could also cause us to suffer losses.

Risk Management

To the extent consistent with qualifying and maintaining our qualification as a REIT, we will seek to manage risk exposure associated with our portfolio of target assets by:

•	performing fundamental credit risk of the underlying collateral;

•	analyzing structural risk of each asset, including credit enhancement, waterfall, triggers, event of default language, and representations and warranties;

•	analyzing third party risk of each asset, including originator, servicer, guarantor, and underwriter;

•	evaluating each asset in the context of the portfolio based on relative value, diversification, and concentration limits;

•

using hedging instruments, including interest rate swap agreements, financial futures, options, interest rate cap agreements, floors and forward sales to mitigate credit and interest rate risk on our assets;

•	limiting repo leverage taken against each position based on risk and price volatility of the position;

•	maintaining contingent reserves for each asset financed using repo leverage;

•	monitoring the credit performance of each asset, as well as other factors which could revise the basis for investment.

BUSINESS

Our Company

We are a Maryland corporation focused on acquiring, financing and managing primarily residential mortgage assets and residential mortgage related assets, including Agency RMBS, Non-Agency RMBS, whole residential mortgage loans, Excess MSRs, and other residential mortgage assets, as well as CMBS and other ABS. We refer to these assets collectively as our target assets. We believe that a mix of these assets, which we will adjust from time to time in response to market conditions, will provide attractive risk-adjusted returns to our stockholders over the long-term, primarily through dividends and also capital appreciation.

Our Manager will seek to generate attractive risk-adjusted returns to our stockholders over the long-term by leveraging the extensive expertise of its senior management team, which will perform granular asset-level research, and detailed structural analysis to identify assets that meet our investment criteria. We expect to earn a return on our target assets consisting of the yield on our unlevered target assets and a spread between the yield on our levered target assets and the cost of borrowing to finance those assets as well as any capital appreciation. We intend to finance our target assets primarily through the use of repurchase agreements. We expect that this spread return, complemented by capital appreciation, will be the primary driver of our returns to our stockholders, and will require us to secure attractive short-term repurchase financing and, in certain cases, longer-term financing, and implement and manage effective hedging strategies, primarily interest rate hedges.

U.S. government entities, primarily Fannie Mae and Freddie Mac, currently play a very large role in the United States mortgage market. Fannie Mae and Freddie Mac supply capital to mortgage lenders, help strengthen the U.S. housing market, and support affordable homeownership by purchasing, guaranteeing, and securitizing residential mortgage loans made by local and national banks, thrifts, credit unions, and other financial institutions. We expect the U.S. government to reduce its involvement in the next five years in the U.S. mortgage market by gradually raising the GSE guarantee fees charged to mortgage lending institutions and gradually shrinking the investment portfolios of loans and MBS held by the GSEs. We believe that this will create a myriad of attractive opportunities for us across mortgage sectors and strategies.

We have not acquired any target assets as of the date of this prospectus. We will not commence significant operations until we have completed this offering and the concurrent private placement. We intend to elect and qualify to be taxed as a REIT for federal income tax purposes, commencing with our taxable year ending December 31, 2013. We generally will not be subject to federal income taxes on our taxable income to the extent that we annually distribute all of our net taxable income to stockholders and maintain our intended qualification as a REIT. We intend to execute a portion of our hedging strategy through a domestic TRS, which will pay federal, state and, if applicable, local income tax. We also intend to operate our business in a manner that will permit us to maintain our exemption from registration under the 1940 Act.

Current Market Opportunity

We believe that a strategy of purchasing secondary Non-Agency RMBS and Agency RMBS will produce an attractive risk-adjusted return profile, given current pricing levels and available financing for both Non-Agency RMBS and Agency RMBS. In addition, we expect, that as the origination of residential mortgages in the United States shifts away from the U.S. government to private hands, significant opportunities will increasingly be available in primary Non-Agency RMBS and whole residential mortgage loans. We believe our Manager, through its relationship with Seer Capital Management LP, is uniquely qualified to evaluate and exploit these opportunities given its experience in these markets, track record, investment process and sourcing relationships.

The U.S. housing price declines, beginning in 2006, created unprecedented dynamics in the U.S. housing finance sector. The decrease in housing prices dramatically increased the number of borrowers defaulting on their mortgages, as well as the number of borrowers with mortgage balances in excess of the current value of their homes. This decline in housing prices and increase in residential mortgage defaults, along with various government and bank actions, has depressed the level of refinancing and prepayment of mortgages compared to what would otherwise be anticipated given the prevailing low interest rate environment of the past five years.

Nearly six trillion dollars of Non-Agency RMBS, including home equity securities, was issued prior to 2008, of which close to one trillion dollars remained outstanding as of the fourth quarter of 2012. We believe many of the mortgages backing these securities are troubled, and the primary value of the loans results from the expected recovery after foreclosure and sale of the home. As a result, legacy Non-Agency RMBS is challenging to analyze, and the universe of buyers for these assets is specialized. These assets have experienced price volatility since the credit crisis in 2007-2008. While these assets have recovered significant value from the lows experienced in 2008 and 2009. We believe that opportunities will continue to exist for us to purchase legacy Non-Agency RMBS at prices which generate attractive risk-reward profiles, in particular in securities that offer attractive yields with substantial downside protection to adverse economic and housing market developments. We believe we can obtain financing to acquire Agency RMBS, Non-Agency RMBS and CMBS through repurchase agreements with haircuts ranging from 3% to 10% on Agency RMBS and 10% to 50% on Non-Agency RMBS and CMBS. This leverage includes short-term repurchase agreements 30 to 90 days in maturity, and longer-term repurchase agreements, which may extend up to five years or longer.

The U.S. government currently controls a very large share of residential mortgage issuances in the United States, primarily through the GSEs. In addition, the Federal Reserve, as part of its QE program aimed at stimulating economic growth, holds and continues to purchase a significant amount of newly issued Agency RMBS. It is our Manager’s view that the involvement of the U.S. government in the origination of residential mortgages and the purchase of Agency RMBS will be slowly phased out in the coming years, creating multiple opportunities for investment. On August 17, 2012 the Treasury announced steps to expedite the wind down of Fannie Mae and Freddie Mac, including the accelerated reduction of their investment portfolios at an annual rate of 15%, as opposed to the previously announced annual rate of 10%. The issuance of Non-Agency RMBS, according to SIFMA, has fallen from a 2005 peak volume of $740 billion to $2.8 billion from January through October 2012. Although a return to the 2005 level of Non-Agency RMBS issuance is unlikely, it is our Manager’s view that as the U.S. government pulls back from its current role in the residential mortgage market, a functioning Non-Agency residential mortgage market with private participants will develop. We believe this future development will likely include substantial primary issuances of Non-Agency RMBS. In addition, our Manager believes that the revival of the Non-Agency RMBS market will generate opportunities for us to participate in the purchase, and possibly the securitization of, whole residential mortgage loans. The whole loan market may in fact develop as a step toward the revival of the Non-Agency securitization market. We may enter into mortgage loan purchase agreements with a number of sellers, including investment banks, commercial banks, savings and loan associations, home builders, credit unions, and mortgage conduits. We may purchase mortgage loans on both the primary and secondary markets. We expect these loans to be secured primarily by residential properties in the United States.

Our Manager anticipates that the revival of the Non-Agency RMBS market discussed above may generate opportunities for us to participate in the purchase, and possibly the securitization of, whole residential mortgage loans. The whole residential mortgage loan market may in fact develop as a step toward the revival of the Non-Agency RMBS securitization market. We may enter into mortgage loan purchase agreements with a number of sellers, including investment banks, commercial banks, savings and loan associations, home builders, credit unions, and mortgage conduits. We may purchase mortgage loans on both the primary and secondary markets. We expect these loans to be secured primarily by residential properties in the United States.

In the Agency RMBS market, we believe the spread return available from leveraging Agency RMBS at current financing levels is well in excess of the return on U.S. Treasury Notes and other fixed income benchmark securities. With the Federal Reserve holding the target for the federal funds rate to a current range of 0% to 0.25%, financing for Agency RMBS assets is at historically low levels. We intend to take advantage of these favorable market conditions by deploying all of the net proceeds from this offering and the concurrent private placement in Agency RMBS, which will be the initial focus of our business plan. Although Agency RMBS have seen substantial price appreciation over the past 12 months, we believe the market dynamic for Agency RMBS is likely to remain strong in the near term, as we expect investors to continue to seek incremental spreads relative to U.S. Treasury Notes in a low yield environment and financial institutions to continue to prefer high quality, liquid Agency RMBS.

We believe prepayments on Agency mortgages are currently low relative to historical levels in certain segments of the market. A significant proportion of new mortgages originated in the United States are currently being funded through Agency financings, which is creating an ample supply of new Agency RMBS securitizations. Our Manager has observed that the current low interest rate environment has not triggered a significant increase in prepayments on all residential mortgage loans, as we believe many borrowers are finding it challenging to qualify for new loans due to a variety of factors, including significant reduction in the value of their homes and tightened underwriting criteria applied to mortgage originations.

We also believe that the current environment has created an attractive opportunity to invest in Excess MSRs. Specifically:

•

changes in the regulatory treatment of MSRs for financial institutions subject to Basel III, a revision to the global regulatory capital and liquidity framework for banks, which will impose increased regulatory capital costs on banks for owning MSRs, which we expect will result in the divestment of the MSRs together with Excess MSRs;

•

elevated borrower delinquencies and defaults experienced over the last few years, and increased regulatory oversight, have led to substantially higher costs for mortgage servicers and negatively impacted their profitability; and

•	mortgage servicing has become less attractive to many financial institutions due to increasingly negative publicity and heightened government and regulatory scrutiny.

These dynamics resulted in a pipeline of Excess MSRs for sale by banks to non-bank servicers, as these institutions are under pressure to exit or reduce their exposure to the mortgage servicing business. As a result, we believe that this relative oversupply of Excess MSRs, combined with a historically low interest rate environment and a challenging credit market, have contributed to an availability of Excess MSRs that are attractively priced.

In the commercial real estate market, the credit crisis of 2007 and 2008 caused the withdrawal of many traditional commercial mortgage lenders from the lending markets and a collapse in the amount of commercial mortgage loans packaged into CMBS. Although some traditional lenders have returned to the commercial mortgage market, and the primary CMBS market has restarted, we believe the supply of new capital will continue to be constrained. We believe opportunistic investments in CMBS in the current market environment, when appropriate analysis of underlying properties and market dynamics is applied, will create strong risk-adjusted returns.

We believe that securitized products are in the process of migrating to a new investor base. The traditional investor base relied on ratings and does not have the capability or predisposition to independently evaluate these complex and now distressed and downgraded assets. For example, GSEs, structured investment vehicles, and CDOs have largely exited the market creating opportunity for a new investor base. The migration of four trillion dollars of securitized assets from the traditional holders to alternative investors creates this unique opportunity.

Banks currently widely offer to finance Agency, Non-Agency RMBS and CMBS through repurchase agreements. Haircuts, or the discount attributed to the value of securities sold under repurchase agreements, average between 3% and 10% for Agency RMBS and between 10% and 50% for Non-Agency RMBS and CMBS, depending on the specific security used as collateral for such repurchase agreements. We intend to use leverage in an effort to increase potential returns by borrowing against existing assets through repurchase agreements and using the proceeds to acquire additional assets.

Our Manager’s views of the current market opportunities are based on its own assessments. There can be no assurance that our investment and financing strategies based on our Manager’s views will be able to generate attractive returns for our stockholders.

Our Investment Strategy

We will use the deep experience, rigorous approach to research, asset sourcing, deal analysis, trading, risk management and financial engineering of our Manager and Seer Capital Management LP to identify, acquire and manage our target assets.

We plan to initially acquire and manage a portfolio of Agency RMBS. We expect that the depth and liquidity of the Agency RMBS market will allow us to invest a significant portion of our capital in a relatively short period of time. We also will seek to take advantage of what we believe to be favorable market conditions that currently exist for this asset class.

At the conclusion of the first full quarter after the completion of this offering and the concurrent private placement, we anticipate the allocation of our equity capital will evolve to 40%—50% in Agency RMBS, 30%—40% in Non-Agency RMBS, 0%—10% in whole residential mortgage loans, 0%—10% in Excess MSRs, 5%—10% in CMBS, and 10%—20% in cash, including cash backing derivative exposures which we will use to hedge our borrowings. If the current market environment persists, over the subsequent three quarters, we anticipate further increasing our allocation to Non-Agency RMBS relative to Agency RMBS. Our allocations in the subsequent three quarters after the completion of this offering and the concurrent private placement and in the future are subject to change based on our Manager’s view of the factors described above as well as other factors.

We will rely on our Manager’s expertise in identifying target assets and, to the extent that leverage is employed, efficiently financing those assets. We expect that our Manager will make decisions based on a variety of factors, including expected risk-adjusted returns, yield, price, relative value, structure, credit fundamentals, liquidity, convexity risk, availability of adequate financing, borrowing costs and macroeconomic conditions, as well as qualifying and maintaining our REIT qualification and our exemption from registration under the 1940 Act.

Our Manager generally does not expect to acquire target assets on our behalf with the intention of selling them shortly afterward. However, we may dispose of target assets earlier than anticipated or hold such assets longer than anticipated if market conditions, credit performance, availability of leverage, or other factors dictate.

Our Target Assets

Our target asset classes and the principal assets that we expect to acquire in each target asset class are as follows:

Agency RMBS Assets

We plan to initially focus our strategy on acquiring and managing a portfolio of Agency RMBS, which include single-family residential mortgage pass-through securities and CMOs in respect of which payment of principal and interest are guaranteed by a GSE.

Agency RMBS are collateralized by either FRMs, ARMs or hybrid ARMs. FRMs have an interest rate that is fixed for the term of the loan and do not adjust. The interest rates on ARMs generally adjust annually (although some may adjust more frequently) to an increment over a specified interest rate index. Hybrid ARMs have interest rates that are fixed for a specified period of time (typically three, five, seven or ten years) and, thereafter, adjust to an increment over a specified interest rate index. ARMs and hybrid ARMs generally have periodic and lifetime constraints on how much the loan interest rate can change on any predetermined interest rate reset date. Our allocation of our Agency RMBS collateralized by FRMs, ARMs or hybrid ARMs will depend on various factors including, but not limited to, relative value, expected future prepayment trends, supply and demand, costs of hedging, costs of financing, expected future interest rate volatility and the overall shape of the U.S. Treasury and interest rate swap yield curves.

Single-family residential mortgage pass-through certificates

Single-family residential mortgage pass-through certificates are securities representing interests in “pools” of mortgage loans secured by residential real property where payments of both interest and principal, plus prepaid principal, on the securities are made monthly to holders of the securities, in effect “passing through” monthly payments made by the individual borrowers on the mortgage loans that underlie the securities, net of fees paid to the issuer or guarantor and servicers of the securities.

CMOs

CMOs are securities which are structured from Agency single-family residential mortgage pass-through certificates. CMOs receive monthly payments of principal and interest. CMOs divide the cash flows which come from the underlying single-family residential mortgage pass-through certificates into different classes of securities. CMOs can have different maturities and different weighted average lives than the underlying single-family residential mortgage pass-through certificates. CMOs can redistribute the risk characteristics of single-family residential mortgage pass-through certificates to better satisfy the demands of various investor types. These risk characteristics would include average life variability, prepayments, volatility, floating versus fixed interest rate and payment and interest rate risk. Monthly payments of principal, including prepayments, are generally first returned to investors holding the shortest maturity class; investors holding the longer maturity classes receive principal only after the first class has been retired.

Interest Only Agency RMBS

This type of stripped security only entitles the holder to interest payments. The yield to maturity of interest only Agency RMBS is extremely sensitive to the rate of principal payments (particularly prepayments) on the underlying pool of mortgages. If we decide to invest in these types of securities, we anticipate doing so primarily to take advantage of particularly attractive prepayment-related or structural opportunities in the Agency RMBS markets.

Inverse Interest Only Agency RMBS

This type of stripped security has a coupon with an inverse relationship to its index and is subject to caps and floors. Inverse interest only Agency RMBS entitles the holder to interest only payments based on a notional principal balance, which is typically equal to a fixed rate of interest on the notional principal balance less a floating rate of interest on the notional principal balance that adjusts according to an index subject to set minimum and maximum rates. The value of inverse interest only Agency RMBS will generally decrease when its related index rate increases and increase when its related index rate decreases.

The types of single-family residential mortgage pass-through certificates in which we may invest, or which may comprise the CMOs in which we may invest, are described below.

Freddie Mac certificates

Freddie Mac is a shareholder-owned, federally-chartered corporation created pursuant to an act of Congress on July 24, 1970. The principal activity of Freddie Mac currently consists of the purchase of mortgage loans or participation interests in mortgage loans and the resale of the loans and participations in the form of guaranteed mortgage-backed securities. Freddie Mac issues and guarantees mortgage participation certificates, which are securities that represent undivided beneficial ownership interest in, and receive payments from, pools of one- to four-family fixed-rate or ARM residential mortgages that are held in trust for investors. These underlying mortgage loans may have original terms to maturity of up to 40 years. Freddie Mac guarantees interest and principal payments on these securities. Specifically, for gold certificates Freddie Mac guarantees timely payment of interest at the applicable pass-through rate and principal on the holder’s pro rata share of the unpaid principal balance of the related mortgage loans, whether or not it receives these payments from the servicers of the underlying mortgages. Freddie Mac gold certificates are backed by pools of single-family mortgage loans or multi-family mortgage loans. For ARM participation certificates, Freddie Mac guarantees the timely payment of interest at the applicable participation certificates coupon, whether or not it receives these payments from the servicers of the underlying mortgages, and the full and final payment of any principal no later than the month following the final payment date. It does not guarantee the timely payment of scheduled principal on ARM participation certificates. The obligations of Freddie Mac under its guarantees are solely those of Freddie Mac and are not backed by the full faith and credit of the United States. If Freddie Mac were unable to satisfy these obligations, distributions to holders of Freddie

Mac certificates would consist solely of payments and other recoveries on the underlying mortgage loans and, accordingly, defaults and delinquencies on the underlying mortgage loans would adversely affect monthly distributions to holders of Freddie Mac certificates. In September 2008, Freddie Mac was placed into the conservatorship of the U.S. government and has been receiving significant support from the U.S. government.

Fannie Mae certificates

Fannie Mae is a shareholder-owned, federally-chartered corporation organized and existing under the Federal National Mortgage Association Charter Act, created in 1938 and rechartered in 1968 by the U.S. Congress as a stockholder-owned company. Fannie Mae provides funds to the mortgage market primarily by purchasing home mortgage loans from local lenders, thereby replenishing their funds for additional lending. Fannie Mae issues guaranteed mortgage pass-through certificates. Each certificate represents a beneficial ownership interest in a pool of mortgage loans held in a trust. Fannie Mae guarantees to the registered holder of a certificate that it will distribute amounts representing scheduled principal and interest on the mortgage loans in the pool underlying the Fannie Mae certificate, whether or not received, and the full principal amount of any such mortgage loan foreclosed or otherwise finally liquidated, whether or not the principal amount is actually received. The obligations of Fannie Mae under its guarantees are solely those of Fannie Mae and are not backed by the full faith and credit of the United States. If Fannie Mae were unable to satisfy its obligations, distributions to holders of Fannie Mae certificates would consist solely of payments and other recoveries on the underlying mortgage loans and, accordingly, defaults and delinquencies on the underlying mortgage loans would adversely affect monthly distributions to holders of Fannie Mae certificates. In September 2008, Fannie Mae was placed into the conservatorship of the U.S. government and has been receiving significant support from the U.S. government.

Fannie Mae certificates may be backed by pools of single-family or multi-family mortgage loans. The original term to maturity of any such mortgage loan generally does not exceed 40 years. Fannie Mae certificates may pay interest at a fixed rate or an adjustable rate. Each series of Fannie Mae ARM certificates bears an initial interest rate and margin tied to an index based on all loans in the related pool, less a fixed percentage representing servicing compensation and Fannie Mae’s guarantee fee. The specified index used in different series has included the U.S. Treasury Index, the 11th District Cost of Funds Index published by the Federal Home Loan Bank of San Francisco, LIBOR and other indices. Interest rates paid on fully-indexed Fannie Mae ARM certificates equal the applicable index rate plus a specified number of percentage points. The majority of series of Fannie Mae ARM certificates issued to date have evidenced pools of mortgage loans with monthly, semi-annual or annual interest rate adjustments. Adjustments in the interest rates paid are generally limited to an annual increase or decrease of either 1.00% or 2.00% and to a lifetime cap of 5.00% or 6.00% over the initial interest rate.

Ginnie Mae certificates

Ginnie Mae is a wholly owned corporate instrumentality of the United States within the Department of Housing and Urban Development. The National Housing Act of 1934 authorizes Ginnie Mae to guarantee the timely payment of the principal of and interest on certificates which represent an interest in a pool of mortgages insured by the FHA or partially guaranteed by the Department of Veterans Affairs and other loans eligible for inclusion in mortgage pools underlying Ginnie Mae certificates. Section 306(g) of the Housing Act provides that the full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under any guarantee by Ginnie Mae.

At present, most Ginnie Mae certificates are backed by single-family mortgage loans. The interest rate paid on Ginnie Mae certificates may be a fixed rate or an adjustable rate. The interest rate on Ginnie Mae certificates issued under Ginnie Mae’s standard ARM program adjusts annually in relation to the U.S. Treasury index. Adjustments in the interest rate are generally limited to an annual increase or decrease of 1.00% and to a lifetime cap of 5.00% over the initial coupon rate.

Agency debentures

We may invest in debentures issued directly by Fannie Mae, Freddie Mac or the U.S. Treasury and other debt instruments that are guaranteed by the U.S. government or entities sponsored by the U.S. government such as the Federal Home Loan Banks, which we refer to collectively as Agency debentures. Income on Agency debentures is generally exempt from state and local taxes, but not federal income tax. Income from Agency debentures is not qualifying income for purposes of the 75% gross income test applicable to REITs, but is qualifying income for purposes of the 95% gross income test applicable to REITs. Agency debentures are qualifying assets for purposes of the 75% asset test applicable to REITs. See “Material Federal Income Tax Considerations.”

TBAs

In addition to acquiring issued pools of Agency RMBS, we may also acquire forward-settling Agency RMBS where the pool is “to-be-announced.” Pursuant to these TBAs, we will agree to purchase, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date. Our ability to purchase agency securities through TBAs and dispose of TBAs, through dollar roll transactions or otherwise, may be limited by the asset and income tests applicable to REITs. See “Material Federal Income Tax Considerations.”

Other Agency MBS

We may also invest in mortgage-backed securities, or MBS, for which the principal and interest payments are guaranteed by a GSE, but for which the underlying mortgage loans are secured by real property other than single family residences. These may include, but are not limited to the Federal National Mortgage Association’s DUS (Delegated Underwriting and Servicing) MBS, the Federal Home Loan Mortgage Corporation’s Multifamily Mortgage Participation Certificates and the Government National Mortgage Association’s project loan pools, or CMOs structured from such collateral.

Non-Agency RMBS

We anticipate that over time we will diversify our portfolio by acquiring, among other things, Non-Agency RMBS. Like Agency RMBS, Non-Agency RMBS represent interests in “pools” of mortgage loans secured by residential real property. However, unlike Agency RMBS, payments of principal and interest on Non-Agency RMBS are not guaranteed by any of the GSEs but instead rely solely on the performance of the underlying residential mortgage assets to deliver returns to investors. Non-Agency RMBS typically come in the form of notes or certificates issued to investors that are secured by a pool of mortgage loans.

The notes or certificates may be issued in the capital markets to a variety of investors, including banks, non-bank financial institutions and other investors. Normally, the notes or certificates issued in a Non-Agency securitization are tranched into a series of notes or certificates with the most senior notes or certificates enjoying the first priority lien position in the collateral and the most junior or subordinated notes or certificates holding only a residual interest in the collateral after the more senior notes or certificates are paid in full. The notes or certificates may be AAA rated through unrated. The rating, as determined by one or more of the nationally recognized statistical rating organizations, including Fitch, Moody’s and Standard & Poor’s Corporation, indicates the rating organization’s view of the creditworthiness of the investment.

The rate of defaults and losses on residential mortgage loans is affected by a number of factors, including general economic conditions and those in the geographic area where the related mortgaged property is located, the terms of the loan, the borrower’s “equity” in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process and may involve significant expenses. At any one time, a portfolio of RMBS may be backed by residential mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions.

The collateral backing Non-Agency RMBS may include Alt-A, subprime and prime mortgage loans, which may be FRMs, ARMs or hybrid ARMs. Non-agency RMBS typically are backed by non-conforming mortgage loans, which are mortgage loans that do not qualify for purchase by GSEs, such as Fannie Mae and Freddie Mac, because of credit characteristics and size that do not satisfy Fannie Mae and Freddie Mac guidelines, including loans to mortgagors whose creditworthiness and repayment ability do not satisfy Fannie Mae and Freddie Mac underwriting guidelines and loans to mortgagors who may have a record of credit write-offs, outstanding judgments, prior bankruptcies and other negative credit items. The majority of mortgage loans made in the United States qualify for purchase by GSEs. The principal differences between conforming mortgage loans and non-conforming mortgage loans include the applicable loan-to-value ratios, the credit and income histories of the related mortgagors, the documentation required for approval of the related mortgage loans, the types of properties securing the mortgage loans, the loan sizes and the mortgagors’ occupancy status with respect to the mortgaged properties, and such differences generally lead to higher delinquency, foreclosure and losses on non-conforming mortgage loans as compared to conforming mortgage loans. Subprime and midprime mortgage loans are generally made to borrowers with lower credit scores and having higher loan-to-value ratios. Alt-A and Alt-B loans may also have some of the characteristics of subprime and midprime mortgage loans.

Residential mortgage loans

We may acquire primarily Prime Mortgage Loans and Alt-A Mortgage Loans which may be ARMs, hybrid and/or FRMs, secured primarily by residential properties in the United States purchased through mortgage loan purchase agreements with a number of sellers, including investment banks, commercial banks, savings and loan associations, home builders, credit unions and mortgage conduits in the primary and secondary markets. We expect these loans to be secured primarily by residential properties in the United States.

We expect that the residential mortgage loans we acquire will be first lien, single-family residential traditional ARMs, hybrid and/or FRMs with original terms to maturity of not more than 40 years, which are either fully amortizing or are interest-only for up to ten years, and fully amortizing thereafter.

Whole residential mortgage loans are considered qualifying assets for any of our subsidiaries that intend to qualify for an exemption from registration under the 1940 Act pursuant to Section 3(c)(5)(C). See “—Operating and Regulatory Structure—1940 Act Exemption.”

Excess MSRs

We may acquire Excess MSRs. Excess MSRs are interests in MSRs, representing investments in monthly interest payments, net of a base fee paid to the mortgage servicer, generated by MSRs. The fee that a mortgage servicer is entitled to receive for servicing a pool of mortgages generally exceeds the reasonable compensation that would be charged in an arm’s-length transaction. For example, GSEs, such as Fannie Mae and Freddie Mac, generally require mortgage servicers to be paid a minimum servicing fee that significantly exceeds the amount a servicer would charge in an arm’s-length transaction. The portion of the fee in excess of what would be charged in an arm’s-length transaction is commonly referred to as the excess mortgage servicing fee.

CMBS

CMBS are securities, which are collateralized by, or evidence ownership interests in, a mortgage loan secured by a single commercial property, or a partial or entire pool of mortgage loans secured by commercial properties. CMBS can be structured as pass-through securities, where the cash flows generated by the collateral pool are passed on pro rata to investors after netting for servicer or other fees, or where cash flows are distributed to numerous classes of securities following a predetermined waterfall, which may give priority to selected classes while subordinating other classes. We may invest across the capital structure of these securities, from debt investments with investment grade ratings from one or more nationally recognized rating agencies to unrated equity tranches. Our Manager intends to focus on CMBS where underlying collateral is secured by commercial properties located within the United States.

ABS

Subject to qualifying and maintaining our qualification as a REIT, we intend to acquire debt and equity tranches of securitizations backed by various asset classes including, but not limited to, prime and subprime auto loans, auto leases, motorcycle loans, recreational vehicle loans, commercial and government fleet loans and leases, and rental fleet loans and leases; auto and non-auto dealer floor plan receivables; prime and subprime credit card receivables; equipment receivables, including agricultural equipment leases and loans and construction equipment leases and loans; student loan receivables, including private student loans and government guaranteed student loans; rights to recover advances made by servicers under residential mortgage securitizations; loans to finance premiums for property and casualty insurance; securities that rely on intellectual property rights to generate cash flows; leases on transportation equipment, including aircraft, container, and rail equipment; and esoteric ABS, including those backed by operating cash flows from a whole business; and small business loans fully guaranteed as to principal and interest by the U.S. Small Business Administration, or the SBA. Investments in ABS generally are not qualifying assets for purposes of the 75% asset test applicable to REITs and generally do not generate qualifying income for purposes of the 75% income test applicable to REITs. To the extent such securities are treated as debt of the issuer of the securitization vehicle for federal income tax purposes, we will hold the securities directly, subject to the requirements of our qualification as a REIT as described in “Material Federal Income Tax Considerations—Asset Tests.”

Our Competitive Strengths

Experienced Management Team

Our Manager has an experienced management team composed of Messrs. Weingord, D’Albert, Barkan, Lamont, Schoen, Weaver, and Kim, each of whom currently serve on the senior management team of Seer Capital Management LP. The management team will oversee our asset acquisition and financing strategies as well as compliance with our investment guidelines. The senior members of Seer Capital Management LP average more than 21 years of experience in securitized products. We expect that the experience of the members of our management team will enable us to identify, analyze, select and acquire attractive target assets under various market conditions and cycles.

Expertise

Seer Capital Management LP’s experience and expertise spans all types of securitized products, and includes trading, structuring, research, modeling, and risk management. Seer Capital Management LP employs 27 people. Three of the principals at Seer Capital Management LP have worked together for more than 17 years, first at Credit Suisse, and then at Deutsche Bank Securities, where they built one of the largest securitization groups on Wall Street and successfully managed through the 2007-2008 credit crisis.

Our Manager, through Seer Capital Management LP, has significant expertise in credit analysis and asset selection in the Non-Agency RMBS and residential whole loan markets. Our Manager also has substantial experience purchasing, selling and securitizing whole residential mortgage loans, and in this context have managed mortgage servicer relationships and have significant experience working with distressed whole residential mortgage loans. Our target assets include but are not limited to securities backed by Prime, Alt-A, Option ARM and Subprime residential mortgage loans. Our Manager evaluates these assets based on their respective cash flow priority, subordination level, capital structure position and sensitivity to interest rate fluctuations to select the most attractive risk adjusted return profile. We believe our Manager’s in-depth expertise will enable us to identify, acquire and manage our target assets.

Our Manager has significant expertise in prepayment forecasting and security selection in the Agency MBS market. Our Manager has significant experience in analyzing and investing in 10-year, 15-year, 20-year, and 30-year FRMs guaranteed by Fannie Mae, Freddie Mac, and Ginnie Mae. Our Manager also has experience in analyzing and investing in 3/1, 5/1, 7/1, and 10/1 maturity hybrid ARMs backed by Fannie Mae, Freddie Mac, and Ginnie Mae. Our Manager has expertise in evaluating CMO structures and mortgage derivative cash flows including, but not limited to, Interest Only Strips, Planned Amortization Classes, Principal Only Strips, Inverse Interest Only, Sequentials, and Supports. We believe our Manager’s in-depth investment expertise across multiple sectors of the mortgage market, prudent asset selection, and our Manager’s hedging strategy will enable us to minimize convexity costs and result in attractive relative financing costs.

Personnel of our Manager have a long history in the securitized products industry. Prior to joining our Manager, Seer Capital Management LP’s Co-CIOs built and ran Deutsche Bank Securities’ Global Securitization Group from 2000-2008. This group was one of the most largest securitization firms on Wall Street and was noted for navigating the collapse of the subprime mortgage market. Industry accolades received include International Financing Review’s Best Securitization House 2007, International Financing Review’s CDO House of the Year 2007, International Financing Review’s Structured Finance House of the Year 2005, Securitization News’ CDO Structure of the Year 2005, International Financing Review’s Securitization House of the Year in 2004, International Financing Review’s North American Securitization Deal of the Year 2003, Euromoney’s World’s Best Asset-Backed Securitization House 2003, and International Financing Review’s North American Securitization Deal of the Year 2002. Prior to joining Deutsche Bank Securities, the Co-CIOs ran Credit Suisse’s industry leading securitization group. Industry awards received at Credit Suisse include International Financing Review’s Americas Securitization House of the Year 1999 and Euromoney’s Best Underwriter of Asset-Backed Securities 1999. We believe that the experience of our Manager gives us and advantage in deal sourcing, trade evaluation and risk management.

Seer Capital Management LP manages the Offshore Fund and the Onshore Fund, which invest in the Fund. The Fund invests in Non-Agency RMBS, CMBS and ABS.

The Offshore Fund first issued Class B shares on May 1, 2009 and has generated annual net returns for Class B investors as follows:

2009 (May 1 through December 31)	17.1%
2010	28.6%
2011	2.8%
2012	%

The Offshore Fund first issued Class A-2 interests on March 1, 2011 and has generated annual net returns for Class A-2 investors as follows:

2011 (March 1 through December 31)	(5.0)%
2012	%

The Onshore Fund commenced operations in April 2010. The Onshore Fund first issued Class A interests on April 1, 2010 and has generated annual net returns for Class A investors as follows:

2010 (April 1 through December 31)	14.7%
2011	2.1%
2012	%

Class A investors are charged a 1.5% management fee per year and a 20% incentive fee. Class A-2 investors are charged a 2.0% management fee per year and a 20% incentive fee. Class B investors are charged a 1.0% management fee per year and a 10% incentive fee. The Fund also has Class C interests outstanding which are held or beneficially owned exclusively by current and former employees of Seer Capital Management LP. Class C interests are not subject to any management fee or incentive fee.

Seer Capital Management LP has an investment allocation policy in place that is designed to treat all of its client accounts fairly and equitably with the goal of providing all clients with the best execution under the circumstances for transactions in fixed-income securities. See “Conflict of Interests - Investment Allocation Policy.”

Opportunistic and Flexible Investment Strategy

Our Manager intends to actively manage our portfolio of target assets, utilizing its expertise in Agency RMBS, Non-Agency RMBS, whole loans, CMBS and ABS, and anticipates diversity in sources of return. We believe our flexible investment strategy, coupled with our Manager’s expertise across our target asset classes, will enable us to opportunistically adjust the composition of our portfolio in response to changing market conditions and achieve attractive risk-adjusted returns in a variety of market cycles and economic environments. Our Manager intends to opportunistically invest across our target assets by applying its investment analysis to determine fundamental value via individual security level credit analysis, comparative analysis of assets, and asset classes across the portfolio and for potential acquisition or sales, evaluating and exploiting supply and demand imbalances, dislocations, and trends, and analysis of the macro-economic environment and its impact on our target assets along with industry specific trends.

Deep Sourcing Relationships and Extensive Strategic Relationships and Experience of our Manager

Our Manager and its affiliates have extensive long-term relationships with financial intermediaries, including primary dealers, investment banks, brokerage firms, repurchase agreement counterparties, leading mortgage originators, mortgage special servicers and REO managers, and commercial banks. We expect our Manager and its affiliates to take advantage of their broad network of relationships to identify opportunities for us to acquire our target assets.

Our Manager expects to transact with bulge bracket broker-dealers for new issue and secondary securities in the RMBS, CMBS, ABS, and whole residential mortgage loan markets. Our Manager expects to transact with regional broker-dealers in RMBS, CMBS, and ABS. Our Manager expects to transact with asset originators and in government mandated auctions for the FDIC-directed disposal of failed institutions in order to acquire certain RMBS, CMBS, ABS, and whole residential mortgage loans. Our Manager may transact with small and regional banks in order to acquire orphaned whole residential mortgage loan portfolios.

Disciplined Investment Analysis

Our Manager’s investment process is both bottom-up, with scenario analysis, and top-down, with stress-testing. Our Manager performs micro analysis using a suite of proprietary and third party systems, hyper-granular modeling, quantitative overlay, document review, on-site due diligence, surveillance, issuer/servicer strengths, and scenario analysis before investing in target assets. Our Manager believes that macro analysis including the examination of interest rates, credit spreads, asset prices, residential property markets, commercial property markets, unemployment, fiscal policy, and monetary policy variables is critical before deploying capital. Additionally, our Manager overlays ROE requirements, relative value, supply and demand technicals, and dealer positioning before making final decisions to execute. Risk management processes include but are not limited to concentration limits, stress testing, hedging, liquidity evaluation, and leverage.

We will seek to maximize our risk-adjusted returns through a disciplined approach, relying on rigorous quantitative analysis and fundamental research. Our Manager’s investment process for Agency RMBS includes (i) applying our Manager’s prepayment models to calculate the ability and incentive of mortgage borrowers to refinance, based on, among other inputs, prevailing mortgage rates, underwriting guidelines, empirical and anticipated servicer behavior, and government policy forecasts surrounding the introduction of refinancing or modification initiatives to a subset of the Agency RMBS universe; (ii) analyzing home price modeling at the state, metropolitan statistical area, county and zip code level; (iii) applying our Manager’s default rate models to project residential loan defaults; (iv) analysis of government monetary and fiscal policy; and (v) analysis of tax, accounting, legal, or deal structure that may influence returns. Our Manager has significant expertise in prepayment forecasting and security selection in the Agency MBS market. With nearly 100% of the Agency MBS universe trading at a premium dollar price, our Manager believes prepayment forecasting and asset selection is critical to producing stable returns. By forecasting prepayments, our Manager can properly evaluate Agency MBS cash-flows to identify, acquire, and hedge Agency MBS, TBAs, CMOs, Excess MSRs, and mortgage derivatives that meet our investment criteria. Our Manager takes a value-oriented approach to managing Agency RMBS. Using that approach, our Manager seeks to optimize yield while adjusting for prepayment and interest rate risk. From a macroeconomic perspective, our Manager examines current and forward interest rates, the shape of the yield curve, growth and inflation expectations, regional and local property trends, local employment conditions, and government refinancing and loan modification initiatives.

Our Manager’s investment analysis for Non-Agency RMBS includes: (i) Applying our Manager’s models to calculate loss severity to project the costs of foreclosing and liquidating loans, the loan to value ratio, or the LTV, of the loan and the cumulative amount of home price appreciation or depreciation since the loan was originated; (ii) analyzing home price modeling at the state, metropolitan statistical area, county and zip code level. Our Manager has developed a custom, proprietary Home Price Increase Matrix that analyzes and forecasts home prices at a granular level to properly account for regional and balance differences. The result is a Home Price Increase Matrix that is composed of approximately 1,400 unique geographic and tier combinations; (iii) Applying our Manager’s default rate models to project residential loan defaults. Our Manager’s custom Severity Calibration model accounts for severity contributors including appraisal error, foreclosure sale discount, legal costs, property sale expenses, taxes, insurance, and other disposition costs; (iv) empirical and anticipated servicer behavior regarding prepayments of principal and advances of principal and/or interest on delinquent loans; (v) analysis of government monetary and fiscal policy; (vi) applying our Manager’s prepayment models that to calculate the ability and incentive of mortgage borrowers to refinance; (vii) cash flow analysis including priority of payments, subordination levels, capital structure position, deal triggers, non-Agency RMBS coupon structure; and (viii) analysis of tax, accounting, legal, and other transaction items that may influence returns. We expect our Manager to use its analytical and portfolio management modeling tools and processes to seek to generate positive net interest margins for our target assets.

Our Manager’s investment process for CMBS involves evaluating transactions based on (i) the structure of the security or loan; (ii) the potential for defaults and ultimate recoveries based on the cash flows and values of the underlying properties, including property net cash flow, underlying rent rolls, current and predicted capitalization rates, and loan to value ratios; (iii) cash flow modeling utilizing tools such as TREPP; (iv) special servicer analysis, including evaluation of past special servicer behavior and discussions with special servicers of anticipated property resolution processes; (v) the market and metropolitan statistical area dynamics, including analysis of trends by industry and property type and (vi) utilization of comparisons with third-party valuation services such as Morningstar.

Our Manager’s investment analysis for ABS involves (i) evaluating collateral quality characteristics; (ii) developing predicted collateral performance scenarios including charge-offs, severity, loss seasoning curves and voluntary prepayments, based on vintage performance history and other inputs; (iii) estimating sensitivity of performance to changes in macro-economic conditions and projecting timing of collateral cash flows; (iv) assessing the strength of the issuer and the servicer based on reviews of their business strategy, corporate structure, diversity of funding sources, capitalization, and performance history; and (v) analysis of bond structure, including cash flow waterfall and associated features, credit enhancement, triggers and associated legal, tax and regulatory analysis.

Absence of a Legacy Portfolio

We do not have any existing assets or legacy portfolio, which we believe is a competitive advantage relative to our competitors because we do not have a legacy portfolio of lower-return or problem assets that could potentially dilute the attractive returns that we believe are available in the current environment. In addition, not managing a legacy portfolio may also enable us to compete aggressively for attractive target assets. The absence of a legacy portfolio affords our Manager a clean slate to (i) focus exclusively on acquiring and hedging assets that are likely to perform well on a going-forward basis and (ii) not be encumbered with monitoring costs of a liquidating, hedging, and restructuring a portfolio of deteriorated or otherwise impaired assets that could be a drag on returns.

Alignment of our Manager’s Interests

We have taken steps to structure our relationship with our Manager so that our interests and those of our Manager are closely aligned. Certain executives and other employees of our Manager and its affiliates have agreed to purchase in the concurrent private placement, at the initial public offering price per share, shares of common stock. Our Manager and these individuals have agreed to a      day lock-up with respect to the shares that they purchase in the concurrent private placement. We believe that the significant investment by certain executives and other employees of our Manager and its affiliates make in our company will align their interests with ours and create an incentive to maximize returns for our stockholders.

Our Financing Strategy

We intend to use conservative amounts of leverage as part of our financing strategy. Our financing sources include the net proceeds of this offering and the concurrent private placement and borrowings in the form of repurchase agreements, warehouse facilities, securitizations, re-securitizations, bank credit facilities (including term loans and revolving facilities), and public and private equity and debt issuances, in addition to transaction or asset specific funding arrangements made for specific assets.

We intend to borrow to increase potential returns to our stockholders and we do not speculate on changes in interest rates. The amount of leverage we employ for target assets will depend upon the availability of funding and our Manager’s assessment of the credit, liquidity, price volatility and other risks of our target assets as well as risks to our financing counterparties. We intend to initially finance our RMBS with repurchase agreements. Over time, as market conditions change, in addition to these financings, we may use other forms of leverage, including warehouse facilities, securitizations, re-securitizations, bank credit facilities (including term loans and revolving facilities), and public and private equity and debt issuances, in addition to transaction or asset-specific funding arrangements. We may, however, be limited or restricted in the amount of leverage we may employ by the terms and provisions of our financings or other agreements that we may enter into in the future, and we may be subject to margin calls as a result of our financing activity. Additionally, we may use other forms of borrowing over time as market conditions change.

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Repurchase Agreements. We may use repurchase agreements to finance our assets. Repurchase agreements effectively allow us to borrow against loans and securities that we own. Under these agreements, we will sell our loans and securities to a counterparty and agree to repurchase the same loans and securities from the counterparty at a price equal to the original sales price plus an interest factor. During the term of the repurchase agreement, we earn the principal and interest on the related loans and securities and pay interest to the counterparty. We intend to maintain formal relationships with multiple counterparties to obtain repurchase agreement financing on favorable terms. For a description of risks related to repurchase agreements, see “Risk Factors—Risks related to financing and hedging.”

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Re-securitization. We may engage in transactions with RMBS or CMBS in which we would acquire RMBS or CMBS and would further enhance the return of these securities by re-securitizing them and selling all or a portion of the senior securities issued by the new securitization trust while retaining a portion of the rated or unrated tranches. We would expect to purchase the residential MBS in the secondary markets.

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Securitization. Based on management’s assessment of market conditions, we may also acquire residential mortgage loans for our portfolio with the intention of securitizing them and retaining all or a part of the securitized assets in our portfolio. To facilitate the securitization, we may create subordinate certificates, which would provide a specified amount of credit enhancement, which we intend to retain in our portfolio. To the extent that we securitize residential mortgage loans, we anticipate that we will often hold the most junior certificates associated with a securitization. As a holder of the most junior certificates, we are more exposed to losses on the portfolio investments because the equity interest we retain in the issuing entity would be subordinate to the more senior notes issued to investors and we would, therefore, absorb all of the losses sustained with respect to a securitized pool of assets before the owners of the notes experience any losses. We might be subject to the 100% prohibited transaction tax if we were to securitize mortgage loans in a manner that was treated as a sale of the loans for federal income tax purposes (such as a securitization using a REMIC structure). Therefore, in order to avoid the prohibited transactions tax, we may limit the structures we utilize for our securitization transactions, even though such structures might otherwise be beneficial to us.

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Warehouse Facilities. We may use warehouse facilities as a source of short-term financing for our assets. Warehouse facilities are typically lines of credit from commercial and investment banks that can be drawn upon to fund the acquisition of assets. Warehouse facilities are typically collateralized loans made to investors who invest in loans and securities that in turn pledge the resulting loans and securities to the warehouse lender. Third party custodians, usually large banks, typically hold the loans and securities funded with the warehouse facility borrowings, including the loans, securities, notes, mortgages and other important loan documentation, for the benefit of the lender who is deemed to own the loans and securities and, if there is a default under the warehouse line, for the benefit of the warehouse lender. For a description of risks related to warehouse facilities, see “Risk Factors—Risks related to our financing and hedging.”

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Bank Credit Facilities. We may use bank credit facilities (including term loans and revolving facilities) to finance our assets. These financings may be collateralized or non-collateralized and may involve one or more lenders. Credit facilities typically have maturities ranging from two to five years and may accrue interest at either fixed or floating rates. For a description of risks related to bank credit facilities, see “Risk Factors—Risks Related to Our Business.”

Our Interest Rate Hedging and Risk Management Strategy

Subject to qualifying and maintaining our qualification as a REIT, we plan to engage in a variety of interest rate risk management techniques that seek to mitigate the impact of interest rate changes on the values of, and returns on, some of our assets, and help us achieve our risk management objective. We intend to utilize derivative financial instruments, including but not limited to, puts and calls on securities or indices of securities, futures, interest rate swaps, interest rate caps, interest rate swaptions, exchange-traded derivatives, U.S. Treasury securities and options on U.S. Treasury securities, and interest rate floors to hedge all or a portion of the interest rate risk associated with the borrowing costs associated with our investment portfolio. In particular, we may hedge our exposure to potential interest rate mismatches between the interest that we earn on our target assets and our costs of financing caused by fluctuations in short-term interest rates. The main purpose of our interest rate hedging strategy will be to enhance risk-adjusted returns and, where possible, to lock in, on a long-term basis, a favorable spread between the yield on our target assets and the cost of our financing. We will rely on our Manager’s expertise to manage these risks on our behalf. We intend to execute a portion of our hedging strategy through a domestic TRS, which will be subject to federal, state and, if applicable, local income tax. See “Risk Factors—Risks Relating to Financing and Hedging—Failure to obtain and maintain an exemption from being regulated as a commodity pool operator could subject us to additional regulation and compliance requirements and may result in fines and other penalties which could materially adversely affect our business and financial condition.”

Our Manager believes that hedging the embedded prepayment option and the changing effective duration of Non-Agency RMBS is essential to achieving a stable leveraged return profile. Our Manager believes that many of the financial models that predict prepayments and value mortgages have historically underestimated the changing nature of the refinancing process. These models have underestimated prepayments during periods of time when yields are falling or the availability of credit is increasing, and overestimated prepayments when rates are stable to rising or credit is tightening. Our Manager intends to structure its Agency RMBS hedging strategy based on a conservative approach to the convexity (the measure of the sensitivity of the duration of a bond to changes in interest rates) of the mortgage market.

Risk management is a component of our strategy to deliver consistent risk-adjusted returns to our stockholders. Because we intend to acquire primarily fixed income securities, losses from credit defaults, interest rate volatility or other risks can meaningfully reduce or eliminate our distributions to stockholders. In order to minimize the risks to us, we expect to employ security-specific risk measurement and management processes. Our risk management tools include software and services licensed or purchased from third parties, in addition to proprietary analytical methods developed by our Manager. There can be no guarantee that these tools will protect us from market risks.

Our Manager’s use of leverage is closely monitored. Our Manager determines the maximum leverage on any given position based on the seniority of the bond in the deal’s capital structure, historical price volatility, liquidity of the bond, stability of the underlying collateral performance. Our Manager maintains a contingent reserve for each asset financed, updated daily. This calculation is based on an estimated maximum 30-day price change in a stressed market.

Our Manager uses a consistent risk management process to evaluate expected returns and variance profiles across a variety of scenarios. Our Manager aims to identify key variables using custom analytics. Then, our Manager aggregates and enriches multiple industry data sources into a single collateral database. From the database, our Manager has developed predictive loan level models to determine default, severity, prepayment, and servicing advances for each loan in the future. Our Manager has developed a custom Home Price Increase Matrix and calculates loan level recoveries using original property value, Home Price Increase value at liquidation, and other statistically-based adjustments for appraisal error and other variables. Our Manager drives cash flows through Intex to evaluate the structure and return profiles of the various scenarios. Next, our Manager runs a variety of base case, stress, and extreme scenarios to see a large return surface. Finally, our Manager tracks projections versus actual performance and re-calibrates their models to improve analytical methods.

Our Manager uses a proprietary risk system known as “Spyglass.” This risk management system is designed for the unique characteristics of securitized products in our Target Asset Class. Our Manager utilizes Spyglass for Trade Capture in order to book and reconcile our Manager’s positions with external counterparties and exchanges. Also Spyglass provides Summary Level Risk Reports by classifiers including but not limited to Asset Class, Sector, Deal Type, and Coupon. This enables our Manager to make informed decisions around portfolio concentration and diversification risk. Additionally, Spyglass is used to conduct Stress Testing across extreme scenarios in order examine the risk profile of our Manager’s portfolio under adverse conditions.

Investment Guidelines

Our board of directors has adopted a set of investment guidelines that set out our target asset classes and other criteria to be used by our Manager to evaluate specific assets as well as our overall portfolio composition. Our Manager will make determinations as to the percentage of our assets that will be invested in each of our target asset classes. Our Manager’s Investment Committee will review our compliance with the investment guidelines periodically and our board of directors will receive an investment report at each quarter-end in conjunction with its review of our quarterly results. Our board also will review our investment portfolio and related compliance with our policies and procedures and investment guidelines at each regularly scheduled board of directors meeting.

Our board of directors has adopted the following guidelines for our assets and borrowings:

•	No acquisition shall be made that would cause us to fail to qualify as a REIT for federal income tax purposes; and

•	No acquisition shall be made that would cause us to be required to register as an investment company under the 1940 Act.

These investment guidelines may be changed from time to time by a majority of our board of directors without the approval of our stockholders. To the extent that our board of directors approves changes to these investment guidelines that constitute material information to our stockholders, it is anticipated that our stockholders will be informed of such changes through disclosure in our periodic reports and other filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Our board of directors has also adopted a separate set of policies and procedures to govern our relationships with our Manager and its affiliates. See “Our management—Conflicts of Interest.” We have also adopted detailed compliance policies to govern our interaction with our Manager when our Manager is in receipt of material non-public information.

Policies With Respect To Certain Other Activities

If our board of directors determines that additional funding is required, we may raise such funds through additional offerings of equity or debt securities or the retention of cash flow (subject to provisions in the concerning distribution requirements and the taxability of undistributed REIT taxable income) or a combination of these methods. In the event that our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to issue additional common stock or preferred stock in any manner and on such terms and for such consideration as it deems appropriate, at any time.

We may choose to repurchase or otherwise reacquire our shares and may engage in such activities in the future. We may also make loans to third parties, including, to joint ventures in which we participate. We may, but do not intend to, underwrite securities of other issuers or invest in the securities of other issuers for the purpose of exercising control.

In addition, we may borrow money to finance the acquisition of assets. If and to the extent available at the relevant time, we expect to use traditional forms of financing, such as repurchase agreements, warehouse facilities and bank credit facilities (including term loans and revolving facilities). We also may utilize structured financing techniques, such as securitizations, to create attractively priced non-recourse financing at an all-in borrowing cost that is lower than that provided by traditional sources of financing and that provide long-term, floating rate financing. Our investment guidelines and our portfolio and leverage will periodically reviewed by our board of directors as part of their oversight of our Manager.

We may, subject to gross income and asset tests necessary for REIT qualification, acquire securities of other REITs, other entities engaged in real estate activities or securities of other issuers.

Our board of directors may change any of these policies at any time without prior notice to you or a vote of our stockholders.

Operating and Regulatory Structure

REIT Qualification

We will elect and intend to qualify to be taxed as a REIT commencing with our taxable year ending December 31, 2013. Our qualification as a REIT, and maintenance of such qualification, will depend on our ability to meet, on a continuing basis, various complex requirements under the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our capital stock. We believe that we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and we intend to operate in a manner that will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2013.

As a REIT, we generally will not be subject to federal income tax on our net taxable income that we currently distribute to our stockholders, but taxable income generated by any domestic TRS that we may form or acquire will be subject to federal, state and local income tax. We intend to form a domestic TRS that will execute a portion of our hedging strategy. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute annually at least 90% of their net taxable income (excluding capital gains) to their stockholders. If we failed to qualify as a REIT in any calendar year and did not qualify for certain statutory relief provisions, our income would be subject to federal income tax, and we would likely be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we failed to qualify. Even if we qualify as a REIT, we may still be subject to certain federal, state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income.

1940 Act Exemption

We intend to operate our business through one or more subsidiaries in a manner such that we are not subject to regulation under the 1940 Act. Under Section 3(a)(1) of the 1940 Act, a company is deemed to be an “investment company” if:

•	it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis, or the 40% Test. “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company for private funds under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The 40% Test limits the types of businesses in which we may engage either directly or through our subsidiaries. We will hold our assets through various subsidiaries, including subsidiaries that rely on the exemption provided by Section 3(c)(5)(C) under the 1940 Act and the exemptions provided by Section 3(c)(7) and 3(c)(1) of the 1940 Act. Section 3(c)(5)(C) of the 1940 Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exemption generally means that at least 55% of each such subsidiaries’ portfolio must be composed of qualifying assets and at least 80% of its portfolio must be composed of qualifying assets and real estate-related assets under the 1940 Act. Qualifying assets for this purpose include mortgage loans and other assets, such as whole pool Agency RMBS, that are considered the functional equivalent of mortgage loans for the purposes of the 1940 Act. Specifically, we expect each of our subsidiaries relying on Section 3(c)(5)(C) to invest at least 55% of its assets in mortgage loans, MBS that represent the entire ownership in a pool of mortgage loans and other interests in real estate that constitute qualifying assets in accordance with Securities and Exchange Commission (or the SEC) staff guidance and approximately an additional 25% of its assets in other types of real estate-related assets. Seer Whole Pool LLC will rely on Section 3(c)(5)(c). At least 55% of its assets will be whole pool agency certificates or other qualifying assets. It will treat its investment in Seer MBS LLC as real estate-related asset because Seer MBS LLC will invest in real estate-related assets and assets incidental thereto.

If we organize special purpose subsidiaries in the future, to the extent permitted by SEC regulations and other guidance, we may organize some of these subsidiaries such that they may rely on the 1940 Act exemption provided to certain structured financing vehicles by Rule 3a-7 under the 1940 Act. Any such subsidiary would need to be structured to comply with any guidance that may be issued by the Division of Investment Management of the SEC on the restrictions contained in Rule 3a-7. In general, Rule 3a-7 exempts from the 1940 Act issuers that limit their activities as follows:

•

the issuer issues securities the payment of which depends primarily on the cash flow from “eligible assets,” which include many of the types of assets that we may acquire with such funding, that by their terms convert into cash within a finite time period;

•

the securities sold are fixed income securities rated investment grade by at least one rating agency (fixed income securities which are unrated or rated below investment grade may be sold to institutional accredited investors and any securities may be sold to “qualified institutional buyers” and to persons involved in the organization or operation of the issuer);

•

the issuer acquires and disposes of eligible assets (1) only in accordance with the agreements pursuant to which the securities are issued, (2) so that the acquisition or disposition does not result in a downgrading of the issuer’s fixed income securities and (3) the eligible assets are not acquired or disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes; and

•

unless the issuer is issuing only commercial paper, the issuer appoints an independent trustee, takes reasonable steps to transfer to the trustee an ownership or perfected security interest in the eligible assets, and meets rating agency requirements for commingling of cash flows.

In addition, in certain circumstances, compliance with Rule 3a-7 may also require that the indenture governing the subsidiary’s securities include additional limitations on the types of assets the subsidiary may sell or acquire out of the proceeds of assets that mature, are refinanced or otherwise sold, on the period of time during which such transactions may occur, and on the level of transactions that may occur. In light of the requirements of Rule 3a-7, our ability to manage assets held in a special purpose subsidiary that complies with Rule 3a-7 will be limited and we may not be able to purchase or sell assets owned by that subsidiary when we would otherwise desire to do so, which could lead to losses.

We will treat our direct investments in majority-owned subsidiaries, such as Seer ABS LLC, that rely on the exemption provided by Section 3(c)(7) or Section 3(c)(1) of the 1940 Act as “investment securities” and will keep the value of these securities below 40% of our total assets on an unconsolidated basis. Any subsidiaries we may form in the future may not be majority-owned or wholly-owned by us or might rely on the exemptions provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act, in which case we would treat securities that we own and that were issued by these types of subsidiaries as “investment securities” and be required to keep the value of these securities below 40% of our total assets on an unconsolidated basis.

During all or a portion of our first year of operation as we ramp our investment portfolio, we will rely on the transient investment company exemption provided by Rule 3a-2 under the 1940 Act. This rule requires us to operate in a manner designed to allow us to rely on a permanent exemption as promptly as practicable and in any event within a year.

If we or any of our subsidiaries fail to operate in manner that will not require us to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), and portfolio composition, including restrictions with respect to diversification and industry concentration and other matters. Regulation under the 1940 Act will, accordingly, limit our ability to achieve our business strategy.

Licensing

We may be required to be licensed to purchase and sell previously originated residential mortgage loans in certain jurisdictions in which we expect to conduct our business. Our failure to obtain or maintain licenses will restrict our investment options with respect to residential mortgage loans. We may consummate this offering and the concurrent private placement even if we have not yet obtained such licenses. Once we are fully licensed to purchase and sell mortgage loans in each of the states in which we become licensed, we may acquire previously originated residential loans in those states. The state of New York, which is the jurisdiction in which our principal place of business is located, does not require us to be licensed to purchase and sell residential mortgage loans, and we believe that in the jurisdictions that require us to be licensed most of such licenses are generally easily and inexpensively obtainable within a few months following application for the license.

Competition

In acquiring our target assets, we will compete with a variety of institutional investors, including other REITs, public and private funds, commercial and investment banks, money managers, hedge funds, commercial finance and insurance companies and other financial institutions. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. A number of other REITs have recently raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for opportunities to acquire assets. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us, such as funding under programs established by the U.S. government to the extent that we are not eligible to participate in such programs. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of assets and establish more relationships than us. Furthermore, competition for assets of the types and classes which we will seek to acquire may lead to the price of such assets increasing, which may further limit our ability to generate desired risk-adjusted returns for our stockholders. We may also compete for opportunities to acquire assets with other clients of our Manager and its affiliates. See “Our Management—Conflicts of Interest.”

In the face of this competition, we expect to have access to our Manager’s professionals and their industry expertise, which may provide us with a competitive advantage and help us assess investment risks and determine appropriate pricing for certain potential assets. We expect that these relationships will enable us to compete more effectively for attractive opportunities to acquire our target assets. In addition, we believe that current market conditions may have adversely affected the financial condition of certain competitors. Thus, not having a legacy portfolio may also enable us to compete more effectively for attractive opportunities. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. For additional information concerning these competitive risks, see “Risk Factors—Risks Related To Our Business—We operate in a highly competitive market and competition may limit our ability to acquire desirable assets.”

Staffing

We will be managed by our Manager pursuant to the management agreement between our Manager and us. All of our officers are employees of our Manager or its affiliates. We will have no employees upon completion of this offering. See “Our Manager and the Management Agreement—Management Agreement.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such an extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We could remain an “emerging growth company” for up to five years, of until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Legal Proceedings

Neither we nor our Manager is currently subject to any legal proceedings which it considers to be material.

OUR MANAGER AND THE MANAGEMENT AGREEMENT

General

We will be externally advised and managed by our Manager. All of our officers and two of our directors are employees of our Manager or its affiliates. Our Manager does not serve us exclusively and, other than a dedicated chief financial officer, is not obligated to dedicate any of its personnel to us, nor is our Manager or its personnel, other than our chief financial officer, obligated to dedicate any specific portion of its or their time to our business. We expect that our executive officers and other personnel of our Manager and Seer Capital Management LP will devote such portion of their time as is necessary to enable us to effectively operate our business. Our Manager will be entitled to receive a management fee and the reimbursement of certain expenses pursuant to the management agreement. The executive offices of our Manager are located at 489 Fifth Avenue, 17th Floor, New York, New York 10017, and the telephone number of our Manager’s executive offices is (212) 850-9000.

Executive Officers And Key Personnel Of Our Manager

The following table sets forth certain information with respect to each of the executive officers and certain other key personnel of our Manager:

Executive officer	Age	Position held with our Manager
Philip N. Weingord	51	CEO, Managing Principal
Richard B. D’Albert	48	Principal, Co-Chief Investment Officer
Anthony S. Barkan	46	Principal, Portfolio Manager
Michael G. Lamont	45	Principal, Portfolio Manager
J. Christopher Schoen	46	Principal, Portfolio Manager
Richard R. Kim	38	Chief Operating Officer
Karen Weaver	51	Head of Market Strategy and Research
David O’Brien	37	Managing Director
Jared Work	30	Managing Director

Biographical Information

Set forth below is biographical information for the executive officers and other key personnel of our Manager.

Philip N. Weingord is the Managing Principal and Chief Executive Officer of Seer Capital Management LP, which he founded in 2008. He has overall management responsibility for Seer Capital Management LP, including all investment decisions, strategic planning, and business development for the firm. He is the Chairman of the Investment Committee. He was previously with Deutsche Bank Securities Inc. from 2000 to 2008, most recently as Head of Global Markets Americas. His responsibilities included the oversight for all Fixed Income and Derivatives business in the United States. Prior to this appointment, Mr. Weingord was Head of Global Securitized Products, which included Asset-Backed Securities, CLO/CDOs and Mortgage-Backed Securities. Mr. Weingord was on the Board of Directors of Deutsche Bank Securities, Inc. from 2004 to 2008 and a member of the Deutsche Bank Securities Inc. Global Markets Executive Committee from 2001 to 2008. Prior to joining Deutsche Bank Securities Inc. in March 2000, Mr. Weingord was Co-Head of Asset Backed Securities at Credit Suisse First Boston, which he joined in 1986. From 1984 to 1986 he worked as a computer systems consultant for American Management Systems. Mr. Weingord received a B.S. in Computer Science from SUNY-Albany.

Richard B. D’Albert is a Principal and the Co-Chief Investment Officer of Seer Capital Management LP. He has primary responsibility for formulating investment strategy for Seer Capital Management LP, and supervises the investor relations and risk functions. He is a member of the Investment Committee and the Chairman of the Compliance and Risk Committees. From 2006 to 2008, Mr. D’Albert was Global Head of Structured Credit at Deutsche Bank Securities Inc., which included the Securitized Products Group, the CLO/CDO Group, ABS Correlation Trading and Longevity Derivatives. Prior to that, from 2004 until 2006, Mr. D’Albert was Global Co-head of Deutsche Bank Securities’ Securitized Products Group which included Credit and Conduit Products, Special Situations, and ABS Trading. From 2002 through 2004, he headed the Securitized Products Group for the Americas. He was a member of the Global Credit Trading Management Committee at Deutsche Bank Securities Inc. from 2004 to 2008. Prior to joining Deutsche Bank Securities Inc. in 2000, he was a Managing Director at Credit Suisse First Boston. He is a former member of the Management Committee and is on the Board of the American Securitization Forum. Mr. D’Albert received a B.A. from Williams College.

Anthony S. Barkan is a Principal and Portfolio Manager at Seer Capital Management LP, focused on the commercial mortgage markets and short-term cash management. He is a member of the Investment Committee. He was most recently the Head of Sailfish Structured Investment Management, which managed Sailfish Structured Investment Management’s issuance of managed structured investments. Subsequently, Mr. Barkan managed a profitable ABS, MBS and corporate credit portfolio and assisted in the unwind of the distressed securitized products portfolios of the Sailfish hedge fund. Prior to forming Sailfish Structured Investment Management in 2006, Mr. Barkan created a fixed-income platform at Harbert Management Corporation, building a team of 10 for trading, research and operations. Harbert Management Corporation’s investment strategy focused on MBS, ABS, CDO and corporate credit markets. From 2001 through 2003, Mr. Barkan ran the structured credit business (including the RMBS, ABS, CDO, CMBS and corporate correlation sectors) at the Clinton Group, where Mr. Barkan led a 14-person team that managed over $850 million in hedge fund capital, six CDOs, $3 billion in bank portfolio allocations and almost $20 billion in gross long and short positions. Prior to joining the Clinton Group, Mr. Barkan was the Senior Portfolio Manager for MBS and ABS at Forstmann-Leff (later Pareto Partners) and worked as a trader at Salomon Brothers, Goldman Sachs’ J. Aron Group and ED&F Man. Mr. Barkan received a B.A. from Princeton.

J. Christopher Schoen is a Principal and Portfolio Manager at Seer Capital Management LP, focused on Non-Agency RMBS, whole residential mortgage loans and non-performing loan packages. He is a member of the Investment Committee. He is a member of the Investment and Compliance Committees. He most recently co-headed the Mortgage Trading Group at Credit Suisse from 2000 to 2008 with specific responsibilities for Sub-Prime, Second Lien, HELOC, Reverse, and Scratch and Dent Mortgages, as well as oversight of the Loan Financing Group. The Mortgage Trading Group was responsible for the purchase of loans (bidding, due diligence, and settlement) and the disposition of loans through either securitization or whole loan sale. Additionally, Mr. Schoen was the capital markets link for SPS (the Credit Suisse non-performing loan servicer) and Lime (a Credit Suisse-owned mortgage originator). Prior to starting at Credit Suisse/DLJ in May of 2000, beginning in 1988, Mr. Schoen worked at Smith Barney, PaineWebber, Prudential Securities and Deloitte and Touche in similar capacities, including the securitization of tax liens, sub-prime and non-prime auto loans, credit card and lease receivables. Mr. Schoen received a B.A. from Hampden-Sydney College.

Michael G. Lamont is a Principal and Portfolio Manager at Seer Capital Management LP, concentrating on investments in ABS, CLOs, and principal finance. He is a member of the Investment and Compliance Committees. He co-headed the CLO/CDO Group at Deutsche Bank from 2004 to 2008, with responsibility for structuring and distributing client CLOs/CDOs and proprietary balance sheet products. Prior to joining Deutsche Bank Securities in 2000, Mr. Lamont worked at Credit Suisse First Boston in the Asset Finance Group structuring balance sheet CDOs and manufactured housing and aircraft securitizations. Mr. Lamont has also worked as a trader for the Kessler Asher Group at the CBOE. Mr. Lamont received an M.S. in Statistics from New York University, a J.D. from Harvard Law School and a B.A. from Rice University.

Richard R. Kim is the Chief Operating Officer of Seer Capital Management LP and is responsible for all aspects of operations, including accounting, regulatory matters, trading and technology. He is a member of the Investment, Compliance and Risk Committees. From 2000 to 2008, Mr. Kim was a Managing Director in Deutsche Bank Securities’ Credit Structuring and Global CDO business groups. As part of the Credit Structuring group, his responsibilities encompassed structuring and marketing distressed structured product investment funds, bank balance sheet CLOs and other esoteric asset classes. As a senior member of the Global CDO Group, his primary focus was structuring and risk management of cash ABS CDO product. Prior to joining Deutsche Bank in April 2000, Mr. Kim worked at Credit Suisse First Boston in the Asset Finance Group. Mr. Kim received a B.A. degree in Economics from Dartmouth College.

Karen Weaver, CFA is the Head of Market Strategy and Research at Seer Capital Management LP. She creates internal research to formulate its view on housing and future developments in the mortgage markets, develops investment strategy in conjunction with its mortgage investing team, and prepares external research for Seer clients. She is a member of the Investment Committee. Ms. Weaver was one of the first analysts to forecast the subprime crisis and its impact on home prices, the economy and the financial system. Prior to joining Seer Capital Management LP, Ms. Weaver was Managing Director and the Global Head of Securitization Research at Deutsche Bank Securities Inc. in New York from 2000 to 2010. While at Deutsche Bank she also was the Regional Head for the firm’s equity, fixed income and economics research. Ms. Weaver joined Deutsche Bank from Credit Suisse First Boston (CSFB) in 2000, where she ran ABS, MBS, CMBS and CDO research. Prior to joining CSFB, Ms. Weaver was a portfolio manager specializing in securitization, and was an equity investor in the first non-government mortgage securitization. Ms. Weaver received a Bachelor’s in Business Administration and MBA from Temple University. She is also a Chartered Financial Analyst. Ms. Weaver and her teams have earned many industry accolades, including first place rankings in Institutional Investor, Global Investor, Euromoney and Credit Magazine.

David O’Brien is a Managing Director at Seer Capital Management LP focused on the Non-Agency RMBS markets. Mr. O’Brien was most recently a trader focusing on Non-Agency mortgage credit at Carlyle Blue Wave Partners. Prior to that, he traded MBS at Amaranth Advisors. Mr. O’Brien previously worked at Morgan Stanley, Credit Suisse, and Deutsche Bank Securities Inc. where he performed a variety of structuring roles for a range of assets in the securitized product universe. Mr. O’Brien received a B.S. degree in Finance from Boston College.

Jared Work is a Managing Director at Seer Capital Management LP focused on the Agency RMBS markets. Mr. Work was most recently focused on trading Agency MBS and MBS Options at Barclays Capital from April 2011 to July 2012. Mr. Work was previously employed at Morgan Stanley from May 2009 to January 2011, Citigroup Global Markets Inc. from November 2008 to April 2009, and Lehman Brothers from July 2004 to September 2008 where he performed trading roles for a range of Agency MBS assets in the securitized products universe. Mr. Work received a B.S. in Economics from the Wharton School at the University of Pennsylvania.

Any waiver of the code of business conduct and ethics for our executive officers or directors may be made only by our audit committee, and will be promptly disclosed as required by law or stock exchange regulations.

Management Agreement

We will be externally managed and advised by our Manager, a wholly-owned subsidiary of Seer Capital Management LP. We expect to benefit from the personnel, infrastructure, relationships and experience of our Manager to enhance the growth of our business. All of our officers and two of our directors are employees of our Manager. Our Manager does not serve us exclusively and, other than a dedicated chief financial officer, is not obligated to dedicate any of its personnel to us, nor is our Manager or its personnel, other than our chief financial officer, obligated to dedicate any specific portion of its or their time to our business. We expect that our executive officers and other personnel of our Manager and Seer Capital Management LP will devote such portion of their time as is necessary to enable us to effectively operate our business.

Concurrently with the completion of this offering and the concurrent private placement, we will enter into a management agreement with our Manager. Pursuant to the management agreement, our Manager will implement our business strategy and perform certain services for us, subject to oversight by our board of directors, including the requirement that our Manager manage our business affairs in conformity with the investment guidelines and other policies that are approved by our board of directors.

Management Services

Our Manager will be responsible for (1) the selection, purchase and sale of our portfolio investments, (2) our financing activities, and (3) providing us with investment advisory services. Our Manager will be responsible for our day-to-day operations and will perform (or will cause to be performed) such services and activities relating to our assets and operations as may be appropriate, which may include, without limitation, the following:

•

serving as our consultant with respect to the periodic review of the investment guidelines and other parameters for our investments, financing activities and operations, which review will occur no less often than annually, any modification to which will be approved by a majority of our independent directors;

•

investigating, analyzing and selecting possible investment opportunities and acquiring, financing, retaining, selling, restructuring or disposing of investments consistent with the investment guidelines;

•

with respect to prospective purchases, sales or exchanges of investments, conducting negotiations on our behalf with sellers, purchasers and brokers and, if applicable, their respective agents and representatives;

•

negotiating, entering into and executing, on our behalf, repurchase agreements, interest rate agreements, swap agreements, brokerage agreements, re-securitizations, securitizations, warehouse facilities and other agreements and instruments required for us to conduct our business;

•

engaging and supervising, on our behalf and at our expense, independent contractors that provide investment banking, securities brokerage, mortgage brokerage, other financial services, due diligence services, underwriting review services, legal and accounting services, custodial services and all other services (including transfer agent and registrar services) as may be required relating to our operations or investments (or potential investments);

•	coordinating and managing operations of any joint venture or co-investment interests held by us and conducting all matters with the joint venture or co-investment partners;

•	providing executive and administrative personnel, office space and office services required in rendering services to us;

•

administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by our Manager and our board of directors, including, without limitation, the collection of revenues and the payment of our debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

•

communicating on our behalf with the holders of any of our equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading exchanges or markets and to maintain effective relations with such holders;

•	counseling us in connection with policy decisions to be made by our board of directors;

•

evaluating and recommending to our board of directors hedging strategies and engaging in hedging activities on our behalf, consistent with our qualification as a REIT and with our investment guidelines;

•

counseling us regarding our qualification as a REIT and monitoring compliance with the various REIT qualification tests and other rules set out in the Code and U.S. Treasury regulations thereunder and using commercially reasonable efforts to cause us to qualify for taxation as a REIT;

•

counseling us regarding the maintenance of our exemption from the status of an investment company required to register under the 1940 Act, monitoring compliance with the requirements for maintaining such exemption and using commercially reasonable efforts to cause us to maintain such exemption from such status;

•	furnishing reports and statistical and economic research to us regarding our activities and services performed for us;

•

monitoring the operating performance of our investments and providing periodic reports with respect thereto to our board of directors, including comparative information with respect to such operating performance and budgeted or projected operating results;

•

investing and reinvesting any moneys and securities of ours (including investing in short-term investments pending investment in other investments, payment of fees, costs and expenses, or payments of dividends or distributions to our stockholders and partners) and advising us as to our capital structure and capital raising;

•

causing us to retain qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures and systems, internal controls and other compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Code applicable to REITs and, if applicable, TRSs, and to conduct quarterly compliance reviews with respect thereto;

•	assisting us in qualifying to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

•

assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including assisting in the preparation of all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act or the Securities Act, or by the NYSE or other stock exchange requirements, as applicable;

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assisting us in taking all necessary action to enable us to make required tax filings and reports, including soliciting information from stockholders to the extent required by the provisions of the Code applicable to REITs;

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placing, or arranging for the placement of, all orders pursuant to our Manager’s investment determinations for us either directly with the issuer or with a broker or dealer (including any affiliated broker or dealer);

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handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which we may be involved or to which we may be subject arising out of our day-to-day operations (other than with our Manager or its supervised affiliates), subject to such limitations or parameters as may be imposed from time to time by the board of directors;

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using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be commercially reasonable or commercially customary and within any budgeted parameters or expense guidelines set by our board of directors from time to time;

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advising us with respect to and structuring long-term financing vehicles for our investment portfolio, and offering and selling securities publicly or privately in connection with any such structured financing, in each case consistent with our investment guidelines;

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serving as our consultant with respect to decisions regarding any of our financings, hedging activities or borrowings undertaken by us, including (1) assisting us in developing criteria for debt and equity financing that is specifically tailored to our investment objectives, and (2) advising us with respect to obtaining appropriate financing for our investments;

•	providing us with portfolio management;

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arranging marketing materials, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote our business;

•	maintaining our website;

•

performing such other services as may be required from time to time for management and other activities relating to our assets and business as our board of directors shall reasonably request or our Manager shall deem appropriate under the particular circumstances; and

•	using commercially reasonable efforts to cause us to comply with all applicable laws.

Liability and indemnification

Pursuant to the management agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations, including as set forth in our investment guidelines. Our Manager maintains a contractual as opposed to a fiduciary relationship with us, although our officers who are also employees of our Manager will have a duty to us under Maryland law as our officers. Under the terms of the management agreement, our Manager, and its affiliates and their officers, stockholders, members, managers, directors and personnel and any person providing sub-advisory services to our Manager will not be liable to us, our directors or our stockholders for acts or omissions performed in accordance with and pursuant to the management agreement, except because of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement, as determined by a final non-appealable order of a court of competent jurisdiction. We have agreed to indemnify our Manager and its officers, stockholders, members, managers, directors and personnel, any person controlling or controlled by our Manager and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of such parties not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the management agreement. Our Manager has agreed to indemnify us, our directors and officers, personnel, agents and any persons controlling or controlled by us with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Manager constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the management agreement or any claims by our Manager’s personnel relating to the terms and conditions of their employment by our Manager. Our Manager will not be liable for trade errors that may result from ordinary negligence, such as errors in the investment decision making process (such as a transaction that was effected in violation of our investment guidelines) or in the trade process (such as a buy order that was entered instead of a sell order, or the wrong purchase or sale of security, or a transaction in which a security was purchased or sold in an amount or at a price other than the correct amount or price) or acts or omissions made or taken in accordance with written advice provided by specialized, reputable, professional consultants selected, engaged or retained by our Manager, or its affiliates with commercially reasonable care, including without limitation counsel, accountants, investment bankers, financial advisers and appraisers (absent bad faith, gross negligence, willful misconduct or fraud). Notwithstanding the foregoing, our Manager carries errors and omissions and other customary insurance and will name us as an insured under those policies upon the completion of this offering and the concurrent private placement.

Management team

Pursuant to the terms of the management agreement our Manager is required to provide us with our management team, which may include a chief executive officer and a president, or similar positions, along with appropriate support personnel to provide the management services to be provided by our Manager to us. Other than our financial officer, none of the officers or employees of our Manager will be dedicated exclusively to us.

Because our management agreement provides that our Manager is responsible for managing our affairs, all of our officers who are employees of our Manager do not receive cash compensation from us for serving as our executive officers. Instead we will pay our Manager the fees described in “—Management fee and expense reimbursements.”

Our Manager is required to refrain from any action that, in its sole judgment made in good faith, (1) is not in compliance with the investment guidelines, (2) would adversely and materially affect our qualification as a REIT under the Code or our status as an entity exempted or excluded from investment company status under the 1940 Act or (3) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or of any exchange on which our securities may be listed or that would otherwise not be permitted by our certificate of incorporation or bylaws. If our Manager is ordered to take any action by our board of directors, our Manager will promptly notify our board of directors if it is our Manager’s judgment that such action would adversely and materially affect such status or violate any such law, rule or regulation or our certificate of incorporation or bylaws. Neither our Manager nor any affiliate of our Manager will be liable to us, our board of directors or our stockholders, for any act or omission by our Manager or any of its affiliates, except as provided in the management agreement.

Term and Termination

The management agreement may be amended, supplemented or modified by agreement between us and our Manager. The initial term of the management agreement expires on the third anniversary of the closing of this offering and will be automatically renewed for a one-year term each anniversary date thereafter unless previously terminated as described below. Our independent directors will review our Manager’s performance and any fees payable to our Manager annually and, following the initial term, the management agreement may be terminated annually upon the affirmative vote of at least two-thirds of our independent directors, based upon (1) our Manager’s unsatisfactory performance that is materially detrimental to us or (2) our determination that any fees payable to our Manager are not fair, subject to our Manager’s right to prevent such termination due to unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. We will provide our Manager 180 days prior notice of any such termination. Unless terminated for cause, we will pay our Manager a termination fee equal to three times the average annual management fee earned by our Manager during the prior 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination.

We may also terminate the management agreement at any time, including during the initial term, without the payment of any termination fee, with 30 days prior written notice from our board of directors for cause, which will be determined by a majority of our independent directors, which is defined as:

•

our Manager’s continued material breach of any provision of the management agreement (including our Manager’s failure to comply with our investment guidelines) following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

•	our Manager’s fraud, misappropriation of funds, or embezzlement against us;

•	our Manager’s gross negligence in the performance of its duties under the management agreement;

•

the occurrence of certain events with respect to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

•	our Manager is convicted (including a plea of nolo contendere) of a felony; or

•	the dissolution of our Manager.

Our Manager may assign the management agreement in its entirety or delegate certain of its duties under the management agreement to any of its supervised affiliates without the approval of our independent directors if such assignment or delegation does not require our approval under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Under the Advisers Act, the management agreement shall terminate without the payment of any termination fee in the event that the Manager assigns the management agreement, in whole or in part, unless such assignment is consented to in writing by us with the consent of a majority of our independent directors.

Our Manager may terminate the management agreement if we become required to register as an investment company under the 1940 Act, with such termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee. Our Manager may decline to renew the management agreement by providing us with 180 days written notice, in which case we would not be required to pay a termination fee. In addition, if we default in the performance of any material term of the agreement and the default continues for a period of 30 days after written notice to us, our Manager may terminate the management agreement upon 60 days’ written notice. If the management agreement is terminated by our Manager upon our breach, we would be required to pay our Manager the termination fee described above.

We may not assign our rights or responsibilities under the management agreement without the prior written consent of our Manager, except in the case of assignment to another REIT or other organization that is our successor (by merger, consolidation, purchase of assets or other transaction), in which case such successor organization will be bound under the management agreement and by the terms of such assignment in the same manner as we are bound under the management agreement.

Management fee and expense reimbursement

We do not expect to maintain a separate office or to directly employ personnel other than the chief financial officer we anticipate hiring in the future and support staff for the chief financial officer. Instead, we will rely on the facilities and resources of our Manager to manage our day-to-day operations.

Management fee

Our Manager will be entitled to a management fee in an amount equal to 1.5% per annum, calculated and payable quarterly in arrears, of our stockholders’ equity. For purposes of calculating the management fee, our “stockholders’ equity” means the sum of the net proceeds from any issuances of our equity securities since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus our retained earnings, calculated in accordance with US GAAP, at the end of the most recently completed fiscal quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less any amount that we pay for repurchases of our shares of common stock, excluding any unrealized gains, losses or other non-cash items that have impacted stockholder’s equity as reported in our financial statements prepared in accordance with US GAAP, regardless of whether such items are included in other comprehensive income or loss, or in net income, and excluding one-time events pursuant to changes in US GAAP and certain other non-cash charges after discussions between our Manager and our independent directors and after approval by a majority of our independent directors. However, if our stockholders’ equity for any given quarter is negative based on the calculation described above, our Manager will not be entitled to receive any management fee for that quarter. Based upon our sale of             shares of common stock in this offering (which assumes no exercise of the underwriters’ over-allotment option) and             shares of common stock in the concurrent private placement, the management fee payable to our Manager for the 12-month period beginning on             , 2013 (assuming no additional equity is issued within this 12-month period) will be approximately $ million. Our Manager will use the proceeds from its management fee in part to pay compensation to its officers and personnel who, notwithstanding that certain of them also are our officers, receive no cash compensation directly from us. The management fee is payable independent of the performance of our portfolio.

The management fee of our Manager shall be calculated and delivered to us within 30 days after the end of each quarter. We are obligated to pay the management fee in cash within five business days after delivery to us of the written statement of our Manager setting forth the computation of the management fee for such quarter.

As a component of our Manager’s compensation, we will issue stock-based compensation to our Manager under our Manager Equity Plan. See “Management—Equity incentive plans—Manager Equity Plan.”

Reimbursement of Expenses

We will be required to reimburse our Manager for the expenses described below. Expense reimbursements to our Manager are made in cash on a monthly basis following the end of each month. Our reimbursement obligation is not subject to any dollar limitation. Because our Manager’s personnel perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, our Manager is paid or reimbursed for the documented cost of performing such tasks, provided that such costs and reimbursements are in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis.

We also pay all operating expenses, except those specifically required to be borne by our Manager under the management agreement. The expenses required to be paid by us include, but are not limited to:

•	expenses in connection with the issuance and transaction costs incident to the acquisition, disposition and financing of our investments;

•

costs of legal, tax, accounting, consulting, auditing, administrative and other similar services rendered for us by providers retained by our Manager or, if provided by our Manager’s personnel, in amounts that are no greater than those that would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis;

•	the compensation and expenses of our directors (excluding those directors who are officers of our Manager) and the cost of liability insurance to indemnify our directors and officers;

•

costs associated with the establishment and maintenance of any of our credit facilities, other financing arrangements or other indebtedness of ours (including commitment fees, accounting fees, legal fees, closing and other similar costs) or any of our securities offerings;

•

expenses connected with communications to holders of our securities and other bookkeeping and clerical work necessary in maintaining relations with holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the SEC, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our securities on any exchange, the fees payable by us to any such exchange in connection with its listing, costs of preparing, printing and mailing our annual report to our stockholders and proxy materials with respect to any meeting of our stockholders;

•	costs associated with any computer software or hardware, electronic equipment or purchased information technology services from third-party vendors that is used for us;

•

expenses incurred by directors, officers, personnel and agents of our Manager for travel on our behalf, and other out-of-pocket expenses incurred by directors, officers, personnel and agents of our Manager in connection with the purchase, financing, refinancing, sale or other disposition of an investment or establishment and maintenance of any of our repurchase agreements, securitizations or any of our securities offerings;

•	costs and expenses incurred with respect to market information systems and publications, research publications and materials, and settlement, clearing and custodial fees and expenses;

•	compensation and expenses of our custodian and transfer agent, if any;

•	the costs of maintaining compliance with all U.S. federal, state and local rules and regulations or any other regulatory agency;

•	all taxes and license fees;

•	all insurance costs incurred in connection with the operation of our business, except for the costs attributable to the insurance that our Manager elects to carry for itself and its personnel;

•	costs and expenses incurred in contracting with third parties, including affiliates of our Manager, for the servicing and special servicing of our assets;

•

all other costs and expenses relating to our business and investment operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of investments, including appraisal, reporting, audit and legal fees;

•

expenses relating to any office(s) or office facilities, including but not limited to disaster backup recovery sites and facilities, maintained for us or our investments separate from the office or offices of our Manager;

•

expenses connected with the payments of interest, dividends or distributions in cash or any other form authorized or caused to be made by our board of directors to or on account of holders of our securities, including, without limitation, in connection with any dividend reinvestment plan;

•	expenses related to litigation and other legal matters involving us, including the fees and expenses of outside counsel;

•

any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise) against us or against any trustee, director, partner, member or officer of us in his capacity as such for which we are required to indemnify such trustee, director, partner, member or officer by any court or governmental agency; and

•

all other expenses actually incurred by our Manager (except as otherwise specified in the management agreement) that are reasonably necessary for the performance by our Manager of its duties and functions under the management agreement.

We will not reimburse our Manager or its affiliates for the salaries and other compensation of its personnel.

In addition, we may be required to pay our pro rata portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of our Manager and its affiliates required for our operations.

Conflicts of Interest Policy

To avoid any actual or perceived conflicts of interest with our Manager, the management agreement provides that (i) an investment in any security structured or managed by our Manager or (ii) any sale of our assets to our Manager and its affiliates will require the proper approval of our board of directors, including a majority of our independent directors. Our independent directors expect to establish parameters within which our Manager and its affiliates may act as our counterparty and provide broker dealer and lending services to us in order to enable transactions to occur in an orderly and timely manner.

Licensing

The management agreement will include terms governing our use of the “Seer Capital” name and logo.

Grants of equity compensation to our Manager, its personnel and affiliates and to our officers and directors

Under our equity incentive plans, the plan administrator is authorized to approve grants of equity-based awards to our Manager and to our officers and directors. Future equity awards may be made to our officers or directors and to our Manager under our equity incentive plans. See “Management—Equity incentive plans.”

Historical Performance of Seer Capital Management LP

Seer Capital Management LP manages the Offshore Fund and the Onshore Fund, which invest in the Fund. The Fund invests in Non-Agency RMBS, CMBS and ABS.

The Offshore Fund first issued Class B shares on May 1, 2009 and has generated annual net returns for Class B investors as follows:

2009 (May 1 through December 31)	17.1%
2010	28.6%
2011	2.8%
2012	%

The Offshore Fund first issued Class A-2 interests on March 1, 2011 and has generated annual net returns for Class A-2 investors as follows:

2011 (March 1 through December 31)	(5.0)%
2012	%

The Onshore Fund commenced operations in April 2010. The Onshore Fund first issued Class A interests on April 1, 2010 and has generated annual net returns for Class A investors as follows:

2010 (April 1 through December 31)	14.7%
2011	2.1%
2012	%

Class A investors are charged a 1.5% management fee per year and a 20% incentive fee. Class A-2 investors are charged a 2.0% management fee per year and a 20% incentive fee. Class B investors are charged a 1.0% management fee per year and a 10% incentive fee. The Fund also has Class C interests outstanding which are held or beneficially owned exclusively by current and former employees of Seer Capital Management LP. Class C interests are not subject to any management fee or incentive fee.

OUR MANAGEMENT

Our Directors, Director Nominees And Officers

Upon completion of the offering and the concurrent private placement, our board of directors will be comprised of five members. We currently have two directors. In connection with the closing of this offering and the concurrent private placement, we expect that our board of directors will increase the size of our board to five directors and elect the director nominees listed below. Our board of directors has determined that our director nominees satisfy the listing standards for independence of the NYSE. Upon completion of this offering, a majority of our board of directors will be “independent,” as determined by the requirements of the NYSE. Our bylaws provide that a majority of the entire board of directors may at any time increase or decrease the number of directors. However the number of directors may never be less than the minimum number required by the MGCL, or unless our bylaws are amended, nor more than 15.

The following sets forth certain information with respect to our directors, director nominees and officers and other key personnel:

Officer	Age	Position held with our company
Philip N. Weingord	51	Chief Executive Officer and Chairman
Michael G. Lamont	45	President, Chief Financial Officer, Treasurer and Director
		Independent Director Nominee
		Independent Director Nominee
		Independent Director Nominee

Biographical Information

Directors, director nominees and officers

For biographical information on Messrs. Weingord, and Lamont, see “Our Manager and the Management Agreement—Executive Officers and Key Personnel of Our Manager.” Additional biographical information of Key Personnel of our Company is outlined below.

Executive And Director Compensation

Compensation of directors

We will pay a $         annual director’s fee to each of our independent directors. In addition, we will pay an annual fee of $ to the chair of the audit committee of our board of directors and an annual fee of $         to each of the chairs of the compensation committee and the nominating and corporate governance committee of our board of directors. We will also reimburse all members of our board of directors for their travel expenses incurred in connection with their attendance at full board and committee meetings.

Our independent directors will also be eligible to receive restricted common stock, options and other stock-based awards under our Equity Plan. In addition, each of our independent directors will receive         shares of restricted common stock upon completion of this offering and the concurrent private placement, which will fully vest on         .

We will pay director’s fees only to those directors who are independent under the NYSE listing standards. We have not made any payments to our independent director nominees since our inception.

Executive compensation

Because our management agreement provides that our Manager is responsible for managing our affairs, our officers, who are employees of our Manager, do not receive cash compensation from us for serving as our officers. In their capacities as officers or personnel of our Manager or its affiliates, they will devote such portion of their time to our affairs as is necessary to enable us to effectively operate our business. However, we will pay the compensation of our chief financial officer and any additional personnel hired by our Manager or us who are dedicated exclusively to our affairs. We expect that our chief financial officer will be dedicated exclusively to our affairs, and our Manager or we may in the future hire additional personnel that may be dedicated exclusively to our affairs.

Except for certain equity grants, our Manager will compensate each of our officers. We will pay our Manager a management fee and our Manager will use the proceeds from the management fee in part to pay compensation to its officers and personnel. We will adopt an Equity Plan and Manager Equity Plan to provide incentive compensation to our officers, our non-employee directors, our Manager’s personnel and other service providers to encourage their efforts toward our continued success, long-term growth and profitability and to attract, reward and retain key personnel. See “—Equity Incentive Plans” for a detailed description of our equity incentive plans.

Corporate Governance—Board Of Directors And Committees

Our business is managed by our Manager, subject to the supervision and oversight of our board of directors, which has established investment guidelines for our Manager to follow in its day-to-day management of our business. Upon completion of this offering and the concurrent private placement, a majority of our board of directors will be “independent,” as determined by the requirements of the NYSE. Our directors keep informed about our business by attendance at meetings of our board and its committees and through supplemental reports and communications. Our independent directors meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Upon completion of this offering and the concurrent private placement, our board of directors will form an audit committee, a compensation committee and a nominating and corporate governance committee and adopt charters for each of these committees. Each of these committees will have three directors and will be composed exclusively of independent directors, as defined by the listing standards of the NYSE. Moreover, the compensation committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Internal Revenue Code, qualify as outside directors for purposes of Section 162(m) of the Internal Revenue Code.

Audit committee

The audit committee will be composed of Messrs.                 ,                  and                 , each of whom will be an independent director and “financially literate” under the rules of the NYSE. Mr.                  will chair our audit committee and serve as our audit committee financial expert, as that term is defined by the SEC. The audit committee will be responsible for engaging independent certified public accountants, preparing audit committee reports, reviewing with the independent certified public accountants the plans and results of the audit engagement, approving professional services provided by the independent certified public accountants, reviewing the independence of the independent certified public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Compensation committee

The compensation committee will be composed of Messrs.                 ,                  and                 , each of whom will be an independent director. Mr.                  will chair our compensation committee. The principal functions of the compensation committee will be to (1) evaluate the performance of our officers, (2) review the compensation payable to our officers, (3) evaluate the performance of our Manager, (4) review the compensation and fees payable to our Manager under the management agreement, (5) prepare compensation committee reports and (6) administer the issuance of any common stock issued to the personnel of our Manager who provide services to us.

Nominating and corporate governance committee

The nominating and corporate governance committee will be composed of Messrs.                 ,                  and                 , each of whom will be an independent director. Mr.                  will chair our nominating and corporate governance committee. The nominating and corporate governance committee will be responsible for seeking, considering and recommending to the board qualified candidates for election as directors and will approve and recommend to the full board of directors the appointment of each of our officers.

It also will periodically prepare and submit to the board of directors for adoption the committee’s selection criteria for director nominees. It will review and make recommendations on matters involving general operation of the board and our corporate governance and will annually recommend to the board of directors nominees for each committee of the board. In addition, the committee will annually facilitate the assessment of the board of directors’ performance as a whole and of the individual directors and report thereon to the board.

Investment Committee

Our Manager has an Investment Committee that will oversee our asset acquisition and financing strategies as well as compliance with our investment guidelines. The Investment Committee will be composed of Philip Weingord, the Chairman of the Committee, and Richard D’Albert, Anthony Barkan, Michael Lamont, J. Christopher Schoen, Karen Weaver, and Richard Kim. For biographical information on the members of the Investment Committee, see “—Biographical Information” and “Our Management—Biographical Information.” The Investment Committee will meet as frequently as it believes is necessary.

Code Of Business Conduct And Ethics

Our board of directors will establish a code of business conduct and ethics that applies to our officers and directors and to our Manager’s officers, directors and personnel when such individuals are acting for or on our behalf. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our directors or officers may be made only by our board of directors or one of our board committees and will be promptly disclosed as required by law or stock exchange regulations.

Compensation Committee Interlocks and Insider Participation

We have not paid, and do not intend to pay, any of our executive officers any cash or equity-based compensation. Rather, we will pay our Manager a management fee pursuant to the management agreement, the terms of which are described in “Our Manager — Our Management Agreement.” Any amendments to the management agreement that would change the terms of our Manager’s compensation would have to be approved by the compensation committee of our board of directors, which will consist solely of our independent directors. None of our executive officers is a member of the compensation committee of our board of directors. No member of the compensation committee of our board of directors is an executive officer or a member of the Board of Directors (or bodies performing similar functions) of our Manager.

Executive Compensation

We have not paid, and we do not intend to pay, any cash or non-cash equity compensation to any of our officers and we do not currently intend to adopt any policies with respect thereto. Our management agreement provides that our Manager will provide us with a management team, including our chief executive officer, president, chief financial officer, treasurer, secretary or similar positions. Our Manager will determine the levels of base salary and cash incentive compensation that may be earned by our officers, each of whom is an employee of our Manager, based on the time required for the performance of the duties of our Manager under the management agreement and such other factors as our Manager may determine to be appropriate. Our Manager will also determine whether and to what extent our officers will be provided with pension, long-term or deferred compensation and other employee benefits plans and programs. Compensation paid to our officers will be paid by our Manager. The fees that we pay our Manager under the management agreement will, through the distributions of our Manager’s income to its members, including certain employees of our Manager be one of the sources of funds that our Manager will use to compensate our officers.

Equity Incentive Plans

Prior to the completion of this offering and the concurrent private placement, we will adopt two equity incentive plans under which our directors and officers and our Manager and its employees, respectively, will be eligible to receive common stock-based awards. The aggregate number of shares that may be made subject to awards under these equity incentive plans will be equal to % of the total number of issued and outstanding shares of our common stock (on a fully diluted basis) at the time of each award (other than any shares issued or subject to awards made pursuant to one of our equity incentive plans). Therefore, if we sell shares of our common stock in this offering, the number of shares of common stock initially reserved for issuance will be shares.

Equity Plan

Prior to the completion of this offering and the concurrent private placement, we will adopt the Seer Mortgage Capital, Inc. Equity Plan, or the Equity Plan, which will provide for the issuance of equity-based awards, including incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock awards and other awards based on our common stock to our directors and officers. Incentive stock options may be granted only to our employees. Shares of common stock to be issued to our independent directors in respect of their annual fees paid in restricted stock will be issued under this plan.

The Equity Plan will be administered by our board of directors, which may delegate its authority to the compensation committee of our board of directors. The plan administrator will have the full authority to (1) grant awards; (2) determine the persons to whom and the time or times at which awards will be granted; (3) determine the type and number of awards to be granted, the number of shares of common stock to which an award may relate and the terms, conditions, restrictions and performance criteria relating to any award; (4) determine whether, to what extent, and under what and interpret the Equity Plan and any award; (7) prescribe, amend and rescind rules and regulations relating to the Equity Plan; (8) determine the terms and provisions of the award agreements; and (9) make all other determinations deemed necessary or advisable for the administration of the Equity Plan. In connection with this authority, the plan administrator may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse. Except as provided below with respect to equitable adjustments, the plan administrator may not take any action that would have the effect of reducing the exercise or purchase price of any award granted under the Equity Plan without first obtaining the consent of our stockholders.

The maximum number of shares that may be made subject to awards under the Equity Plan will be equal to             % percent of the number of shares of our common stock (on a fully diluted basis) at the time of each award (other than any shares issued or subject to awards made pursuant to one of our equity incentive plans), less any shares of common stock issued or subject to awards granted under our Manager Equity Plan. To the extent required to comply with the requirements of Section 162(m) of the Internal Revenue Code, the aggregate number of shares of our common stock subject to awards awarded to any one participant during any calendar year may not, subject to adjustment, exceed the total number of shares of common stock reserved for issuance under our two equity incentive plans. All shares of common stock reserved for issuance under the Equity Plan may be made subject to awards of incentive stock options. If any shares subject to an award granted under the Equity Plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares to the participant, or if shares of our common stock are surrendered or withheld by us as payment of either the exercise price of an award and/or withholding taxes in respect of an award, the shares of common stock with respect to such award will again be available for awards under the Equity Plan.

Upon the exercise of any award granted in tandem with any other award, the related award will be cancelled to the extent of the number of shares of common stock as to which the award is exercised and, notwithstanding the foregoing, that number of shares will no longer be available for awards under the Equity Plan.

In the event that the plan administrator determines that any dividend or other distribution (whether in the form of cash, common stock, or other property), recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants under the Equity Plan, then the plan administrator will make equitable changes or adjustments to: (i) the number and kind of shares of common stock or other property (including cash) that may thereafter be issued in connection with awards; (ii) the number and kind of shares of common stock or other property (including cash) issued or issuable in respect of outstanding awards; (iii) the exercise price, base price or purchase price relating to any award and (iv) the performance criteria, if any, applicable to outstanding awards. In addition, the plan administrator may determine that any equitable adjustment may be accomplished by making a payment to the award holder, in the form of cash or other property (including but not limited to shares of our common stock).

Each stock option and stock appreciation right granted under the Equity Plan will have a term of no longer than 10 years, and will have an exercise price that is no less than 100% of the fair market value of our common stock on the date of grant of the award. No stock option and stock appreciation right may be exercised unless (1) the participant is then providing services to us and (2) the participant has continuously maintained such relationship since the date of grant; provided, that the award agreement may contain provisions extending the exercisability of stock options or stock appreciation rights, in the event of specified terminations of service, to a date not later than the expiration date of such stock option stock appreciation right. The exercise price for stock option may generally be paid in cash or by an exchange of common stock previously owned by the participant, through a “broker cashless exercise” procedure approved by the plan administrator or a combination of the above, in any case in an amount having a combined value equal to such exercise price. The other terms of stock options and stock appreciation rights granted by us under the Equity Plan will be determined by the plan administrator. Stock appreciation rights may be granted alone or in tandem with another award.

The plan administrator will determine the terms and conditions of each grant of restricted stock or restricted stock units under the Equity Plan. Restricted stock units confer on the participant the right to receive cash, common stock or other property, as determined by the plan administrator, having a value equal to the number of shares of our common stock that are subject to the award. Unless otherwise determined by the plan administrator, holders of restricted stock will have all of the rights of a stockholder including, without limitation, the right to vote restricted stock and the right to receive dividends and distributions thereon. Unless otherwise determined by the plan administrator, (1) dividends and distributions paid on awards of restricted stock will be paid at the dividend or distribution payment date, provided that such payments may be deferred to such date as determined by the plan administrator, and in any event will be payable in cash or in shares of common stock having a fair market value equal to the amount of such dividends and distributions and (2) common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend or distribution, will be subject to restrictions and a risk of forfeiture to the same extent as the awards of restricted stock to which such dividend or distribution relates. The plan administrator is authorized to grant to holders of restricted stock units the right to receive dividend equivalents and distribution equivalents for the period prior to settlement of the restricted stock unit. Dividend equivalents or distribution equivalents may be paid currently or credited to an account for the holder of restricted stock units, may be settled in cash or common stock, and may be subject to such conditions, restrictions and contingencies as the plan administrator may establish. Unless otherwise determined by the plan administrator, any such dividend equivalents or distribution equivalents will be paid or credited, as applicable, on the dividend or distribution payment date to the holders of restricted stock units as though each such restricted stock unit were a share of outstanding common stock. Upon termination of service to us during the applicable restriction period, awards of restricted stock and restricted stock units and any accrued but unpaid dividends or distributions or, in the case of restricted stock units, dividend equivalents and distribution equivalents, that are then subject to restrictions will be forfeited; provided, that the plan administrator may provide or may determine in any individual case, that restrictions or forfeiture conditions relating to awards of restricted stock and restricted stock units will be waived in whole or in part in the event of a termination.

The plan administrator may determine to make grants of our common stock that are not subject to any restrictions or a substantial risk of forfeiture or to grant other stock-based awards to eligible participants, the terms and conditions of which will be determined by the plan administrator at the time of grant.

The Equity Plan will automatically expire on the 10th anniversary of the date on which it was adopted. Our board of directors may terminate, amend, modify or suspend the Equity Plan at any time, subject to stockholder approval as required by law or stock exchange rules. The plan administrator may amend the terms of any outstanding award under the Equity Plan at any time. No amendment or termination of the Equity Plan or any outstanding award may adversely affect any of the rights of an award holder without the holder’s consent.

Prior to the completion of this offering and the concurrent private placement, we will not issue any equity-based compensation under the Equity Plan. Effective as of the completion of this offering and concurrent private placement, we will grant awards of an aggregate of shares of our restricted common stock under the Equity Plan to our three independent directors, as set forth in the table below. With respect to the grants to our independent directors, each grant will vest in full on the first anniversary of the grant date, provided that such director continues to serve on our board of directors as of the applicable vesting date. The grantees will be entitled to receive dividends and distributions that become payable on the shares during the restricted period. If the grantee’s services to us terminate for any reason prior to the date on which the shares become vested, any unvested shares will be immediately forfeited, except that if the grantee’s service is terminated other than for Cause (as defined in the Equity Plan) or because such individual retires, dies or becomes disabled, any then unvested shares of restricted stock will become immediately vested.

Name of Grantee and Title	Number of Shares of Restricted Stock

Manager Equity Plan

Prior to the completion of this offering and the concurrent private placement, we will adopt the Seer Mortgage Capital, Inc. Manager Equity Plan, or the Manager Equity Plan, which will provide for the issuance of equity-based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock awards and other awards based on our common stock to our Manager, employees of our Manager and affiliates of our Manager, who may or may not be eligible to be granted awards under our Equity Plan, or entities owned by our Manager, its executives and employees.

The Manager Equity Plan will be administered by our board of directors, which may delegate its authority to the compensation committee of our board of directors. The plan administrator will have the full authority (1) grant awards; (2) determine the persons to whom and the time or times at which awards will be granted; (3) determine the type and number of awards to be granted, the number of shares of common stock to which an award may relate and the terms, conditions, restrictions and performance criteria relating to any award; (4) determine whether, to what extent, and under what circumstances an award may be settled, cancelled, forfeited, exchanged, or surrendered; (5) make adjustments in the terms and conditions of awards; (6) construe and interpret the Manager Equity Plan and any award; (7) prescribe, amend and rescind rules and regulations relating to the Manager Equity Plan; (8) determine the terms and provisions of the award agreements; and (9) make all other determinations deemed necessary or advisable for the administration of the Manager Equity Plan. In connection with this authority, the plan administrator may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse.

Our Manager may make awards to its directors, officers, employees, advisors or consultants, or those of its affiliates, which are in the form of or based on the shares of our common stock acquired by our Manager under the Manager Equity Plan, in which case, our Manager will make all determinations concerning the eligible persons who may receive such awards, which form the awards will take, and the terms and conditions of the awards.

Except as provided below with respect to equitable adjustments, the plan administrator may not take any action that would have the effect of reducing the exercise or purchase price of any award granted under the Manager Equity Plan without first obtaining the consent of our stockholders.

The maximum number of shares that may be made subject to awards under the Manager Equity Plan will be equal to % percent of the number of shares of our common stock (on a fully diluted basis) at the time of each award (other than any shares issued or subject to awards made pursuant to one of our equity incentive plans), less any shares of common stock issued or subject to awards granted under our Equity Plan. To the extent required to comply with the requirements of Section 162(m) of the Internal Revenue Code, the aggregate number of shares of our common stock subject to awards awarded to any one participant during any calendar year may not, subject to adjustment, exceed the total number of shares of common stock reserved for issuance under our two equity incentive plans. All shares of common stock reserved for issuance under the Manager Equity Plan may be made subject to awards of incentive stock options. If any shares subject to an award granted under the Manager Equity Plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares to our Manager, or if shares of our common stock are surrendered or withheld by us as payment of the exercise price of an award, the shares of common stock with respect to such award will again be available for awards under the Manager Equity Plan. Upon the exercise of any award granted in tandem with any other award, the related award will be cancelled to the extent of the number of shares of common stock as to which the award is exercised and, notwithstanding the foregoing, that number of shares will no longer be available for award under the Manager Equity Plan.

In the event that the plan administrator determines that any dividend or other distribution (whether in the form of cash, common stock, or other property), recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants under the Manager Equity Plan, then the plan administrator will make equitable changes or adjustments to: (i) the number and kind of shares of common stock or other property (including cash) that may thereafter be issued in connection with awards; (ii) the number and kind of shares of common stock or other property (including cash) issued or issuable in respect of outstanding awards; (iii) the exercise price, base price or purchase price relating to any award and (iv) the performance criteria, if any, applicable to outstanding awards. In addition, the plan administrator may determine that any equitable adjustment may be accomplished by making a payment to the award holder, in the form of cash or other property (including but not limited to shares of our common stock).

Each stock option and stock appreciation right granted under the Manager Equity Plan will have a term of no longer than 10 years, and will have an exercise price that is no less than 100% of the fair market value of our common stock on the date of grant of the award. The exercise price for stock option may generally be paid in cash or by an exchange of common stock previously owned by the participant, through a “broker cashless exercise” procedure approved by the plan administrator or a combination of the above, in any case in an amount having a combined value equal to such exercise price. The other terms of stock options and stock appreciation rights granted under the Manager Equity Plan will be determined by the plan administrator. Stock appreciation rights may be granted alone or in tandem with another award.

The plan administrator will determine the terms and conditions of each grant of restricted stock or restricted stock units under the Manager Equity Plan. Restricted stock units confer on the participant the right to receive cash, common stock or other property, as determined by the plan administrator, having a value equal to the number of shares of our common stock that are subject to the award. Unless otherwise determined by the plan administrator, holders of restricted stock will have all of the rights of a stockholder including, without limitation, the right to vote restricted stock and the right to receive dividends and distributions thereon. Unless otherwise determined by the plan administrator, (1) dividends and distributions paid on awards of restricted stock will be paid at the dividend or distribution payment date, provided that such payments may be deferred to such date as determined by the plan administrator, and in any event will be payable in cash or in shares of common stock having a fair market value equal to the amount of such dividends and distributions and (2) common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend or distribution, will be subject to restrictions and a risk of forfeiture to the same extent as the awards of restricted stock to which such dividend or distribution relates. The plan administrator is authorized to grant to holders of restricted stock units the right to receive dividend equivalents and distribution equivalents for the period prior to settlement of the restricted stock unit. Dividend equivalents or distribution equivalents may be paid currently or credited to an account for the holder of restricted stock units, may be settled in cash or common stock, and may be subject to such conditions, restrictions and contingencies as the plan administrator may establish. Unless otherwise determined by the plan administrator, any such dividend equivalents or distribution equivalents will be paid or credited, as applicable, on the dividend or distribution payment date to the holders of restricted stock units as though each such restricted stock unit were a share of outstanding common stock.

The plan administrator may determine to make grants of our common stock that are not subject to any restrictions or a substantial risk of forfeiture or to grant other stock-based awards to our Manager, the terms and conditions of which will be determined by the plan administrator at the time of grant.

If the management agreement with our Manager (1) is terminated by us for cause or (2) expires following our Manager’s issuance of a termination notice for a termination without cause (as described herein under “Our Manager and the management agreement—Management agreement—Term and termination”), all unvested awards then held by our Manager and all accrued and unpaid dividends or dividend equivalents related to such awards will be immediately cancelled and forfeited without consideration. If the management agreement expires or is terminated for any other reason, any award then held by our Manager that was not previously vested will become fully vested and/or payable, and any performance conditions imposed with respect to such award will be deemed to be fully achieved. Unless otherwise determined by the plan administrator, all unvested awards then held by a holder who is not our Manager and who ceases to provide services to our Manager will be immediately cancelled and forfeited without consideration. The terms of award agreements will set forth the terms under which a stock option or stock appreciation right may remain exercisable following such a termination of service with our Manager.

The Manager Equity Plan will automatically expire on the 10th anniversary of the date on which it was adopted. Our board of directors may terminate, amend, modify or suspend the Manager Equity Plan at any time, subject to stockholder approval as required by law or stock exchange rules. The plan administrator may amend the terms of any outstanding award under the Manager Equity Plan at any time. No amendment or termination of the Manager Equity Plan or any outstanding award may adversely affect any of the rights of an award holder without the holder’s consent.

Prior to the completion of this offering and the concurrent private placement, we will not issue any equity-based compensation under the Manager Equity Plan. Effective as of the completion of this offering and the concurrent private placement, we will grant to our Manager a number of shares of our restricted common stock that is equal to 0.5% of the aggregate number of shares of common stock sold in this offering (without giving effect to any exercise by the underwriters of their over-allotment option) and the concurrent private placement. Therefore, we will grant to our Manager shares of restricted common stock. One-third of these shares will vest on each of the first, second and third anniversaries of the grant date.

Limited Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Conflicts Of Interest

Dependence on our Manager and Seer Capital Management LP

We are dependent on our Manager for our day-to-day management. All of our officers and two of our directors are officers of our Manager and are employees of Seer Capital Management LP. Seer Capital Management LP does not serve us exclusively and, other than our chief financial officer, is not obligated to dedicate any of its personnel to us. Because Seer Capital Management LP serves other clients in addition to us, it is difficult to estimate the amount of time Seer Capital Management LP or its personnel will allocate to our business. The obligations of Seer Capital Management LP and its officers and personnel to engage in other business activities may reduce the time our Manager and its officers and personnel spend managing us.

Management Agreement and Fees

Our management agreement with our Manager was negotiated between related parties and its terms, including fees and other amounts payable, may not be as favorable to us as if it had been negotiated at arm’s length with an unaffiliated third party. We have agreed to pay our Manager a management fee that is not tied to our performance. The management fee may not sufficiently incentivize our Manager to generate attractive risk-adjusted returns for us. This could hurt both our ability to make distributions to our stockholders and the market price of our common stock.

Investment Allocation Policy

Seer Capital Management LP has an investment allocation policy in place that is designed to treat all of its client accounts fairly and equitably with the goal of providing all clients with the best execution under the circumstances for transactions in fixed-income securities. Our Manager will operate under this policy. Seer Capital Management LP’s investment allocation policy provides that no single client is intentionally favored over another and the procedures associated with this policy require Seer Capital Management LP’s investment management department to allocate trades in a fair and equitable manner. When possible, in order to minimize transaction costs and seek best execution for all client accounts, transactions may be bunched or blocked together. According to our Manager’s investment allocation policy, investments may be allocated with consideration to the following prime determinants: investment objectives and strategies, existing portfolio composition, cash availability and position sizing.

Seer Capital Management LP periodically reviews its client accounts, including ours, to identify situations where a potential conflict may exist, and when appropriate, may design specific procedures to address these situations. The investment allocation policy may be amended by Seer Capital Management LP at any time without our or our Manager’s consent. To the extent that Seer Capital Management LP’s or our business changes in such a way as to give rise to conflicts not currently addressed by Seer Capital Management LP’s investment allocation policy, Seer Capital Management LP may need to refine its investment allocation policy to address such situation. Our independent directors will review Seer Capital Management LP’s compliance with its investment allocation policy and the conflicts or potential conflicts of interest surrounding Seer Capital Management LP and our Manager. In addition, to avoid any actual or perceived conflicts of interest with Seer Capital Management LP and our Manager, prior to an acquisition of any security structured or issued by an entity managed by Seer Capital Management LP or any of its affiliates or the purchase or sale of any asset from or to an entity managed by Seer Capital Management LP or any of its affiliates, such transaction must be approved by our board of directors, including a majority of our independent directors.

Other Clients of Seer Capital Management LP

We do not have any agreement or understanding with Seer Capital Management LP or our Manager that would give us any priority over any other client of Seer Capital Management LP or our Manager in opportunities to invest in any class of our target assets. Accordingly, we may compete for investment opportunities in these asset classes directly with other investment portfolios managed by Seer Capital Management LP or our Manager. As discussed further below, the Fund and the Master Fund, which are investment portfolios managed by Seer Capital Management LP also invest primarily in real estate or real estate-related assets, including our target assets and a substantial number of investment portfolios managed by Seer Capital Management LP have exposure to our target assets. In addition, Seer Capital Management LP and our Manager may in the future have additional clients that may compete with us for investment opportunities in our potential our target assets.

Other Business Activities of our Affiliates

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us. However, subject to Seer Capital Management LP’s investment allocation policy, our code of conduct contains a conflicts of interest policy that prohibits our directors, officers and personnel, as well as employees of Seer Capital Management LP and our Manager who provide services to us, from trading in securitized products for their personal accounts.

PRINCIPAL STOCKHOLDERS

Immediately prior to the completion of this offering and the concurrent private placement, there will be 100 shares of common stock outstanding and one stockholder of record. At that time, we will have no other shares of capital stock outstanding. The following table sets forth certain information, prior to and after this offering, regarding the ownership of each class of our capital stock by:

•	each of our directors and director nominees;

•	each of our executive officers;

•	each holder of 5% or more of each class of our capital stock; and

•	all of our directors, director nominees and executive officers as a group.

Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power. Except as indicated in the footnotes to the table below, the business address of the persons listed below is the address of our principal executive office, 489 Fifth Avenue, 17th Floor, New York, New York 10017.

	Beneficial Interest of our Common Stock(1)
	Immediately prior to this offering		Immediately after this offering (2)
Name and address	Shares owned	Percentage	Shares owned	Percentage
Philip N. Weingord	100	100%
Michael G. Lamont	–	–
Seer Capital Management LP (3)
All Directors, Director Nominees and Officers as a Group	100	–

(1)	In accordance with SEC rules, each listed person’s beneficial ownership includes:
•	all shares the investor actually owns beneficially or of record;
•	all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and
•	all shares the investor has the right to acquire within 60 days (such as shares of restricted common stock that are currently vested or which are scheduled to vest within 60 days).
(2)	Assumes issuance of shares offered hereby, shares of common stock sold to members of our management team and affiliates of our Manager in the concurrent private placement and shares of restricted common stock to be granted to our officers, our independent directors and personnel of our Manager pursuant to our equity incentive plans. Does not reflect shares of common stock reserved for issuance upon exercise of the underwriters’ overallotment option in full and shares of restricted common stock to be granted under our equity incentive plans to our officers and our Manager’s personnel upon exercise of the underwriters’ overallotment option in full.
(3)	We will repurchase the 100 shares currently owned by Philip N. Weingord acquired in connection with our formation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

Prior to the completion of this offering and the concurrent private placement, we will enter into a management agreement with our Manager, pursuant to which our Manager will provide the day-to-day management of our operations. The management agreement requires our Manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. The management agreement has an initial three-year term and will be renewed for one-year terms thereafter unless terminated by either us or our Manager. Our Manager is entitled to receive a termination fee from us, under certain circumstances. We are also obligated to reimburse certain expenses incurred by our Manager. Our Manager is entitled to receive from us a base management fee and an incentive fee that is based on our performance. See “Our Manager and the Management Agreement—Management Agreement.”

Our officers also are employees of our Manager and its affiliates. As a result, the management agreement between us and our Manager was negotiated between related parties, and its terms, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated with unaffiliated third parties. See “Our Management—Conflicts of Interest” and “Risk Factors —Risks Associated with Our Management and Our Relationship with Our Manager —There are conflicts of interest in our relationship with our Manager and its affiliates, which could result in decisions that are not in the best interests of our stockholders.”

Restricted Common Stock And Other Equity-Based Awards

Prior to the completion of this offering and the concurrent private placement, we will adopt two equity incentive plans under which our directors and officers and our Manager and its employees, respectively, will be eligible to receive common stock-based awards. The aggregate number of shares that may be made subject to awards under these equity incentive plans will be equal to % of the total number of issued and outstanding shares of our common stock (on a fully diluted basis) at the time of each award (other than any shares issued or subject to awards made pursuant to one of our equity incentive plans). Therefore, if we sell shares of our common stock, the number of shares of common stock initially reserved for issuance will be         shares.

Concurrently with the completion of this offering, we will issue and sell in a private placement an aggregate of         shares of our common stock at $         per share certain executives and other employees of our Manager and its affiliates. No placement agent fee or underwriting discount or commission will be payable with respect to these shares.

Registration rights

We will enter into a registration rights agreement our Manager pursuant to which we will agree to register the resale of the shares of common stock and any shares of common stock that we will or may grant to our Manager under the Manager Equity Plan, which we collectively refer to as the registrable shares. The registration rights agreement also requires us to file a “shelf registration statement” for the remaining registrable shares as soon as practicable after we become eligible to use Form S-3 and we must maintain the effectiveness of this shelf registration statement until all the registrable shares have been sold under the shelf registration statement or sold pursuant to Rule 144 under the Securities Act. At any time prior to the filing of this shelf registration statement, if we propose to file a registration statement providing for a public offering, the holders of registrable shares may also request to have their shares included on this registration statement pursuant to the registration rights agreement.

Limitations on liability and indemnification of officers and directors

Our charter authorizes us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter also permits our company to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Our bylaws provide that we will indemnify our present and former directors and officers to the fullest extent permitted by Maryland law. In addition, we intend to enter into indemnification agreements with each of our current directors and executive officers. We will also maintain director and officer liability insurance under which our directors and officers will be insured, subject to the limits of the insurance policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers.

Related Person Transaction Policies

Our Board of Directors has adopted a policy providing that any investment transaction between our Manager or any of its affiliates and us or any of our subsidiaries requires the prior approval of a majority of our independent directors.

Our board of directors has also adopted a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person would need to promptly disclose to our Secretary any related person transaction and all material facts about the transaction. Our Secretary would then assess and promptly communicate that information to the compensation committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, that committee will decide whether or not to approve such transaction and will generally approve only those transactions that are in, or are not inconsistent with, our best interest. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to the compensation and corporate governance committee of our board of directors, which will evaluate all options available, including ratification, revision, termination or rescission of such transaction. Our policy requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

In addition, our code of business conduct and ethics, which will be approved by our board of directors and will be provided to all of our directors, officers and the persons who provide services to us pursuant to the management agreement, requires that all such persons avoid any situations or relationships that involve actual or potential conflicts of interest, or perceived conflicts of interest, between an individual’s personal interests and our interests. Pursuant to our code of business conduct and ethics, each of these persons must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to their supervisor or our Secretary. If a conflict is determined to exist, the person must disengage from the conflict situation or terminate his provision of services to us. Our chief executive officer, president, chief financial officer and certain other persons who may be designated by our board of directors or its audit committee, whom we collectively refer to as our financial executives, must consult with our Secretary with respect to any proposed actions or arrangements that are not clearly consistent with our code of business conduct and ethics.

In the event that a financial executive wishes to engage in a proposed action or arrangement that is not consistent with our code of business conduct and ethics, the executive must obtain a waiver of the relevant provisions of our code of business conduct and ethics in advance from our audit committee.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following description is a summary of certain material provisions of Maryland law and of our charter and bylaws, as they will be in effect upon the commencement of this offering. Certain provisions of Maryland law and in our charter and bylaws may have the effect of delaying, deferring or preventing a takeover of our company (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices). This summary is not complete and is qualified in its entirety by the specific language of Maryland law and of our charter and bylaws, copies of which are filed as an exhibit to the registration statement of which this prospectus forms a part.

Our Board of Directors

Our charter and bylaws provide that the number of directors constituting our full board of directors will be not less than the minimum number required by Maryland law, which is one, nor, unless our bylaws are amended, more than 11. We expect to have five directors at the closing of this offering. Our charter provides that from the time we become eligible, which we expect to be upon the closing of this offering, we elect to be subject to provisions of Subtitle 8 of Title 3 of the MGCL requiring any and all vacancies on our board of directors to be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors constitute less than a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies.

Our charter provides that a director may be removed with or without cause but only upon the affirmative vote of two-thirds of the votes entitled to be cast in the election of directors. Because of our board’s exclusive power to fill vacant directorships once we become subject to Subtitle 8 of Title 3 of the MGCL, stockholders will be precluded from filling the vacancies created by any removal with their own nominees.

Pursuant to our charter, each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors. Directors are elected by a plurality of the votes cast.

Amendment to Charter and Bylaws

Generally, our charter may be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter. As permitted by the MGCL, our charter contains a provision permitting our directors, without any action by our stockholders, to amend the charter to increase or decrease the aggregate number of shares of our stock or the number of shares of any class or series that we have authority to issue. Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and make new bylaws.

Dissolution

Our dissolution must be declared advisable by a majority of our board of directors and approved by the affirmative vote of the holders of not less than a majority of all the votes entitled to be cast on the matter.

Business Combinations

Maryland law prohibits certain “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or transfer of equity securities, liquidation plan or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person or entity who beneficially owns, directly or indirectly, 10% or more of the voting power of a corporation’s outstanding voting stock; or

•

an affiliate or associate of a corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of then-outstanding voting stock of the corporation.

A person is not an interested stockholder if the board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

After the five-year prohibition, any business combination between the corporation and an interested stockholder or an affiliate of an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then-outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination has first been approved by our board of directors, including a majority of our directors who are not affiliated or associated with such other person. This resolution, however, may be altered or repealed in whole or in part at any time and we may opt back into the business combination provisions of the MGCL. If this resolution is repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to those shares, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by our officers or by our directors who are also our employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock currently owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting and making an “acquiring person statement” as described in the MGCL. If no request for a meeting is made, we may present the question at any stockholders meeting.

If voting rights of control shares are not approved at the stockholders meeting or if the acquiring person does not deliver an “acquiring person statement”, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by our charter or bylaws.

Our bylaws contain a provision providing that our capital stock is not subject to the control share acquisition statute. As a result, any and all acquisitions by any person of our capital stock will not be affected by the control share acquisitions statute. Unless our bylaws are amended to modify or eliminate this provision, the control share acquisition statute will continue to have no effect on acquisitions of our capital stock.

Maryland Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

In our charter, we have elected, at such time as we have a class of securities registered under the Exchange Act and have at least three independent directors, that vacancies on the board be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8 of Title 3 of the MGCL, we already (i) require a two-thirds vote for the removal of any director from the board, (ii) vest in the board the exclusive power to fix the number of directorships and (iii) provide that, unless called by the chairman of our board of directors (or co-chairmen of our board of directors), our chief executive officer, our president or our board of directors, a special meeting of stockholders may only be called by our secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting. We have not elected to create a classified board.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the ultimate entitlement to indemnification to any present or former director or officer, or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee, and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permits our company to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

In addition, we intend to enter into indemnification agreements with each of our current directors and executive officers. We will also maintain director and officer liability insurance under which our directors and officers will be insured, subject to the limits of the insurance policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders will be held each year at a date and time determined by our board of directors. Our bylaws provide that special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors (or co-chairmen if there is more than one), our chief executive officer, our president or, in the case of a stockholder requested special meeting, by our secretary upon the written request of the holders of common stock entitled to cast not less than a majority of all votes entitled to be cast at such meeting who have complied with the procedures set forth in our bylaws. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only:

•	pursuant to our notice of the meeting;

•	by our board of directors; or

•

by a stockholder who was a stockholder of record both at the time the stockholder provides the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting on the election of each individual so nominated or such other business and who has complied with the advance notice procedures of the bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only:

•	by our board of directors; or

•

provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who was a stockholder of record both at the time the stockholder provides the notice required by our bylaws and at the time of the special meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

Generally, in accordance with our bylaws, a stockholder seeking to nominate a director or bring other business before our annual meeting of stockholders must deliver a notice to our secretary not later than 5:00 p.m., Eastern Time, on the 120th day, nor earlier than the 150th day, prior to the first anniversary of the date of the proxy statement, for the prior year’s annual meeting of stockholders (for purposes of our 2013 annual meeting, notice by a stockholder to be timely must be delivered not earlier than the 150th day prior to the date of such annual meeting of stockholders and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting of stockholders or the 10th day following the day on which public announcement of the date of the annual meeting of stockholders is first made by us). For a stockholder seeking to nominate a candidate for our board of directors, the notice must describe various matters regarding the nominee, including name, address, occupation and number of shares held, and other specified matters. For a stockholder seeking to propose other business, the notice must include a description of the proposed business, the reasons for the proposal and other specified matters. Stockholders seeking to nominate candidates for director or propose business at a meeting must comply with these advance notice requirements. Our bylaws further provide that stockholders seeking to include a proposal in a proxy statement prepared by our company must comply with Rule 14a-8 under the Exchange Act.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. Although our bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, our bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Anti-takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

The supermajority vote required to remove directors, our election to be subject to the provision of Subtitle 8 (generally vesting in our board of directors the exclusive power to fill vacancies on our board of directors) and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests. Likewise, if our board of directors were to elect to be subject to the provision of Subtitle 8 providing for a classified board, if the resolution opting out of the business combination provisions of the MGCL was repealed or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.

DESCRIPTION OF CAPITAL STOCK

The following description is a summary of the material terms of our stock and certain provisions of our charter and bylaws as they will be in effect upon the commencement of this offering. The summary does not purport to be complete. For more detailed information, please see the MGCL, our charter and our bylaws. Copies of our charter and bylaws are filed as an exhibit to the registration statement of which this prospectus forms a part.

General

Our charter provides that we may issue 450,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this prospectus, 100 shares of our common stock are issued and outstanding, all of which are held by Philip N. Weingord, our Chairman and Chief Executive Officer. No shares of our preferred stock will be outstanding upon the commencement of this offering.

Under Maryland law, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

Subject to the provisions of our charter restricting the transfer and ownership of shares of our capital stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of common stock will entitle the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock, voting as a single class, may elect all of the directors then standing for election. Directors are elected by a plurality of the votes cast.

In accordance with Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by the board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter, unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Other than certain amendments to our charter regarding removal of directors and indemnification and exculpation, which require the affirmative vote of two–thirds of all the votes entitled to be cast on the matter, our charter generally requires the affirmative vote of a majority (instead of two-thirds) of all votes entitled to be cast on the matter to effect the extraordinary actions listed in the first sentence of this paragraph.

Maryland law permits the merger of a 90% or more owned subsidiary with or into its parent without stockholder approval provided (i) the charter of the successor is not amended other than in certain minor respects and (ii) the contract rights of any stock of the successor issued in the merger in exchange for stock of the other corporation are identical to the contract rights of the stock for which it is exchanged. Also, because Maryland law may not require the stockholders of a parent corporation to approve a merger or sale of all or substantially all of the assets of a subsidiary entity, our subsidiaries, if any, may be able to merge or sell all or substantially all of their assets without a vote of our stockholders.

All shares of common stock sold in the offering contemplated by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our shares of common stock are entitled to receive dividends or other distributions if, as and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends or other distributions. They also will be entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights will be subject to the preferential rights of any other class or series of our capital stock and to the provisions of our charter regarding restrictions on transfer and ownership of our capital stock.

Holders of our shares of common stock generally have no appraisal, preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of capital stock contained in our charter, all shares of common stock will have equal dividend, liquidation and other rights.

However, our charter provides that to the extent we incur any tax under the Code as the result of any “excess inclusion income” of ours being allocated to a “disqualified organization” that holds our stock in record name, we will reduce distributions to such stockholder in an amount equal to such tax paid by us that is attributable to such stockholder’s ownership in accordance with applicable Treasury regulations. We do not currently intend to make investments or engage in activities that generate “excess inclusion income,” but our charter does not prevent “disqualified organizations” from owning our common stock. See “Material Federal Income Tax Considerations—Taxation of Our Company” and “—Requirements for Qualification—Taxable Mortgage Pools and Excess Inclusion Income” for a discussion of “disqualified organizations” and “excess inclusion income.”

Power to Reclassify Shares of Our Stock

Our board of directors may classify any unissued shares of preferred stock, and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights or distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be then listed or quoted.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common and Preferred Stock

Our charter authorizes our board of directors, with the approval of a majority of the entire board, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any other class or series of stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our stockholders or otherwise be in their best interests.

Restriction on Ownership and Transfer

In order to qualify as a REIT under the Code for each taxable year beginning after December 31, 2013, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, for our taxable years beginning after December 31, 2013, not more than 50% of the value of our outstanding shares of stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the second half of any calendar year.

Because our board of directors believes it is at present essential for us to qualify as a REIT, among other purposes, our charter provides that, subject to certain exceptions, upon completion of this offering, no person may beneficially or constructively own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, which we refer to as the ownership limit.

Our charter also prohibits any person from (i) beneficially or constructively owning or transferring shares of our capital stock following the completion of this offering if such ownership or transfer would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year) or otherwise cause us to fail to qualify as a REIT, effective upon the completion of this offering, and (ii) transferring shares of our capital stock if such transfer would result in our capital stock being beneficially owned by fewer than 100 persons (determined under the principals of Section 856(a)(5) of the Code).

Our board of directors, in its sole discretion, prospectively or retroactively, may exempt a person from the ownership limit or the other restrictions on ownership and transfer of our stock described in the paragraph above and may establish or increase an excepted holder limit for such person. The person seeking an exemption must provide to our board of directors any such representations, covenants and undertakings as our board of directors may deem appropriate in order to conclude that granting the exemption and/or establishing or increasing an excepted holder limit, as the case may be, will not cause us to fail to qualify as a REIT. Our board of directors may not grant an exemption to any person if that exemption would result in our failing to qualify as a REIT. Our board of directors may also require a ruling from the IRS or an opinion of counsel, in either case in the form and substance satisfactory to our board of directors, in order to determine or ensure our qualification as a REIT. The foregoing restrictions on transfer and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, or that compliance with the restrictions on transfer and ownership is no longer required for us to qualify as a REIT.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our stock, or who is the intended transferee of shares of our stock which are transferred to the trust (as described below), must give written notice immediately to us or, in the case of a proposed or attempted transaction, to give at least 15 days prior written notice, must provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT.

Any attempted transfer of our stock that, if effective, would result in a violation of any of the foregoing restrictions on ownership and transfer of our stock, will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to one or more charitable trusts for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in our charter) prior to the date of the transfer. If, for any reason, the transfer to the trust would not be effective to prevent the violation of the foregoing restrictions, our charter provides that the purported transfer in violation of the restrictions will be void ab initio. Shares of our stock held in the trust will be deemed to be issued and outstanding. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust.

The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee must sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares (net of any commissions and other expenses). Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions paid to the purported transferee and owed by the proposed transferee to the trustee. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares will be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount the proposed transferee was entitled to receive, the excess must be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we accept, or our designee accepts, the offer, which we may reduce by the amount of dividends and other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and any dividends or other distributions held by the trustee shall be paid to the charitable beneficiary. If shares of our stock are certificated, all such certificates will bear a legend referring to the restrictions described above (or a declaration that we will furnish information about restrictions on ownership and transferability to a stockholder on request and without charge).

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of our stock, including shares of common stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our stock which the owner beneficially owns and a description of the manner in which the shares are held. Each owner must also provide to us such additional information as we may request in order to determine the effect, if any, of the beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each owner of our stock must, upon demand, provide to us such information as we may request, in good faith, in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limit. These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our securities or might otherwise be in the best interests of our stock holders.

Transfer Agent And Registrar

We expect the transfer agent and registrar for our common stock to be     .

SHARES ELIGIBLE FOR FUTURE SALE

After giving effect to this offering, the concurrent private placement, and the other transactions described in this prospectus, we will have shares of common stock outstanding on a fully diluted basis. Shares of our common stock are newly issued securities for which there is no established trading market. No assurance can be given as to (1) the likelihood that an active market for shares of our common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of shares of common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of the shares of common stock. See “Risk Factors—Risks Related to Our Common Stock.”

For a description of certain restrictions on transfers of shares of our common stock held by certain of our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Securities Convertible Into Shares Of Common Stock

Upon completion of this offering and the concurrent private placement, we will have reserved for issuance up to an aggregate of % of the issued and outstanding shares of our common stock (on a fully diluted basis and including shares to be sold to members of our senior management team and affiliates of our Manager in the concurrent private placement and shares to be sold pursuant to the underwriters’ exercise of their overallotment option) at the time of award, subject to a ceiling of shares, for future awards under our equity incentive plans. In connection with this offering, our board of directors has approved an aggregate of shares of our restricted common stock (or shares if the underwriters exercise their overallotment option in full) to be granted to our officers and our independent director nominees and personnel of our Manager under our equity incentive plans.

Rule 144

After giving effect to this offering, the concurrent private placement and the other transactions described in this prospectus, of our outstanding shares of common stock will be “restricted” securities within the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 promulgated under the Securities Act, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have beneficially owned restricted securities within the meaning of Rule 144 for at least six months, are entitled to sell, upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately the number of shares immediately outstanding after this offering and the concurrent private placement; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-up Agreements

We and our Manager have, and each of our executive officers and directors and each executive officer of our Manager has, agreed with the underwriters to a -day lock-up period (subject to extension in certain circumstances), meaning that, until the end of the -day lock-up period, we and our Manager, and each of our executive officers and directors and each executive officer of our Manager, will not, subject to certain exceptions, sell or transfer any shares of common stock without the prior consent of Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., which are acting as the representatives of the underwriters in this offering.

Specifically, pursuant to these agreements, these persons and entities, with limited exceptions, may not, without the prior written consent of the representatives, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such persons or entities in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registration Rights

We will enter into a registration rights agreement with our Manager pursuant to which we will agree to register the resale of the shares of common stock issued in the concurrent private placement and any shares of common stock that we will or may grant to our Manager under the Manager Equity Plan, which we collectively refer to as the registrable shares. The registration rights agreement also requires us to file a “shelf registration statement” for the remaining registrable shares as soon as practicable after we become eligible to use Form S-3 and we must maintain the effectiveness of this shelf registration statement until all the registrable shares have been sold under the shelf registration statement or sold pursuant to Rule 144 under the Securities Act. At any time prior to the filing of our shelf registration statement, if we propose to file a registration statement providing for a public offering, the holders of registrable shares may also request to have their shares included on this registration statement pursuant to the registration rights agreement.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material federal income tax considerations that you, as a stockholder, may consider relevant. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, regulated investment companies, REITs, subchapter S corporations, tax-exempt organizations (except to the extent discussed in “—Taxation of U.S. Holders—Taxation of Tax-Exempt Stockholders” below), partnerships, financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “—Taxation of Non-U.S. Holders” below) and other persons subject to special tax rules. This summary assumes that stockholders hold shares as capital assets for federal income tax purposes, which generally means property held for investment.

The statements in this section and the opinion of Hunton & Williams LLP are based on the current federal income tax laws. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is for general information only and is not tax advice. We urge you to consult your tax advisor regarding the specific tax consequences to you of the purchase, ownership and sale of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale and election, and regarding potential changes in applicable tax laws.

Taxation of Our Company

We currently have in effect an election to be taxed as a pass-through entity under subchapter S of the Code, but intend to revoke our S election prior to the initial closing of this offering. We intend to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our short taxable year ending on December 31, 2013. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, Hunton & Williams LLP is expected to render an opinion that, commencing with our short taxable year ending on December 31, 2013, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the federal income tax laws, and our proposed method of operation will enable us to satisfy the requirements for qualification and taxation as a REIT for our taxable year ending December 31, 2013 and subsequent taxable years. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the IRS or any court and will speak as of the date issued. In addition, Hunton & Williams LLP’s opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Hunton & Williams LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions discussed below, which could require us to pay an excise or penalty tax (which could be material) in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on our net taxable income that we currently distribute to our stockholders, but taxable income generated by any domestic TRSs that we form will be subject to regular federal, state and local corporate income tax. However, we will be subject to federal tax in the following circumstances:

•

We will pay federal income tax on our net taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference, including any deductions of net operating losses, that we do not distribute or allocate to stockholders.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure, or foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•

We will pay a 100% tax on net income earned from sales or other dispositions of property other than foreclosure property that we hold primarily for sale to customers in the ordinary course of business.

•

If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” but nonetheless continue to qualify as a REIT because we meet other requirements, we will be subject to a 100% tax on:

•	the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied, in either case, by

•	a fraction intended to reflect our profitability.

•

If we fail to satisfy the asset tests (other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described below under “—Asset Tests”), as long as the failure was due to reasonable cause and not to willful neglect, we dispose of the assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identify such failure and we file a schedule with the IRS describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the non-qualifying assets during the period in which we failed to satisfy such asset tests.

•

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification.”

•

If we fail to distribute during a calendar year at least the sum of: (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year and (iii) any undistributed taxable income from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on transactions between us and a TRS that are not conducted on an arm’s-length basis.

•

If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•

the amount of gain that we would have recognized if we had sold the asset at the time we acquired it, assuming that the C corporation will not elect in lieu of this treatment to an immediate tax when the asset is acquired.

•

If we own a residual interest in a real estate mortgage investment conduit, or REMIC, we will be taxable at the highest corporate rate on the portion of any excess inclusion income that we derive from the REMIC residual interests equal to the percentage of our stock that is held in record name by “disqualified organizations.” Although the law is unclear, IRS guidance indicates that similar rules may apply to a REIT that owns an equity interest in a taxable mortgage pool. To the extent that we own a REMIC residual interest or a taxable mortgage pool through a TRS, we will not be subject to this tax. A “disqualified organization” includes (i) the United States; (ii) any state or political subdivision of the United States; (iii) any foreign government; (iv) any international organization; (v) any agency or instrumentality of any of the foregoing; (vi) any other tax-exempt organization (other than a farmer’s cooperative described in section 521 of the Code) that is exempt from income taxation and is not subject to taxation under the unrelated business taxable income provisions of the Code; and (vii) any rural electrical or telephone cooperative. We do not currently intend to hold REMIC residual interests or engage in financing activities that may result in treatment of us or a portion of our assets as a taxable mortgage pool. Under our charter, we will reduce distributions to a “disqualified organization” by the amount of tax paid by us that is attributable to such stockholder’s ownership. Treasury Regulations provide that such a reduction in distributions does not give rise to a preferential dividend that could adversely affect our compliance with the distribution requirement. See “—Distribution Requirements.” For a discussion of “excess inclusion income,” see “—Requirements for Qualification—Taxable Mortgage Pools and Excess Inclusion Income.”

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, any domestic TRS in which we own an interest will be subject to federal, state and local corporate income tax on its taxable income. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

A REIT is a corporation, trust or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5.	At least 100 persons are beneficial owners (determined without reference to any rules of attribution) of its shares or ownership certificates.

6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

7.	It elects to be taxed as a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Requirements 5 and 6 will apply to us beginning with our 2014 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual” generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, however, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter will provide restrictions regarding the transfer and ownership of shares of our capital stock. See “Description of Capital Stock—Restriction on Ownership and Transfer.” We believe that we will issue sufficient stock with sufficient diversity of ownership to allow us to satisfy requirements 5 and 6 above. The restrictions in our charter are intended (among other things) to assist us in satisfying requirements 5 and 6 described above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. In addition, we must satisfy all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification and use a calendar year for federal income tax purposes. We intend to comply with these requirements.

Qualified REIT Subsidiaries

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, other than a TRS, all of the capital stock of which is owned, directly or indirectly, by the REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiary that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships

An unincorporated domestic entity, such as a limited liability company, that has a single owner generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. For purposes of the 10% value test (see “—Asset Tests”), our proportionate share will be based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share will be based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

In the event that a disregarded subsidiary of ours ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation with respect to which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities will automatically be treated as a TRS. However, an entity will not qualify as a TRS if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary unless we and such corporation elect to treat such corporation as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, a domestic TRS would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as non-qualifying hedging income or inventory sales).

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of federal income taxation. First, a TRS may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or a TRS, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.

We intend to form a domestic corporate subsidiary that will elect to be a TRS and that will earn income from hedging transactions that would be non-qualifying income if earned directly by us, and we may form or invest in other domestic or foreign TRSs in the future. For example, we expect that our domestic TRS will earn income from derivative transactions that are used to hedge credit risk rather than interest rate risk related to our borrowings. Our domestic TRSs will be fully subject to corporate income tax on their taxable income. To the extent that our TRSs pay any taxes, they will have less cash available for distribution to us. If dividends are paid by domestic TRSs to us, then the dividends we designate and pay to our stockholders who are taxed at individual rates, up to the amount of dividends that we receive from such entities, generally will be eligible to be taxed at the reduced 20% maximum federal rate applicable to qualified dividend income. See “—Taxation of U.S. Holders—Taxation of Taxable U.S. Holders on Distributions on Common Stock.” Our ownership of a foreign TRS in the future would present additional issues related to the qualification of the income from such a foreign TRS for purposes of the REIT gross income tests.

Taxable Mortgage Pools and Excess Inclusion Income

An entity, or a portion of an entity, may be classified as a taxable mortgage pool under the Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under applicable Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are not considered to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool. A taxable mortgage pool generally is treated as a corporation for federal income tax purposes; it cannot be included in any consolidated federal corporate income tax return. However, if a REIT is a taxable mortgage pool, or if a REIT owns a qualified REIT subsidiary that is a taxable mortgage pool, then a portion of the REIT’s income will be treated as “excess inclusion income” and a portion of the dividends the REIT pays to its stockholders will be considered to be excess inclusion income. Similarly, a portion of the income from a REMIC residual interest may be treated as excess inclusion income. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income, or UBTI, in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of federal income tax withholding at the maximum rate (30%), without reduction under any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders. IRS guidance indicates that a REIT’s excess inclusion income will be allocated among its stockholders in proportion to its dividends paid. However, the manner in which excess inclusion income would be allocated to dividends attributable to a tax year that are not paid until a subsequent tax year or to dividends attributable to a portion of a tax year when no excess inclusion income-generating assets were held or how such income is to be reported to stockholders is not clear under current law. Although the law is unclear, the IRS has taken the position that a REIT is taxable at the highest corporate tax rate on the portion of any excess inclusion income that it derives from an equity interest in a taxable mortgage pool equal to the percentage of its stock that is held in record name by “disqualified organizations” (as defined above under “—Taxation of Our Company”). Similar rules apply if we own a residual interest in a REMIC. Under our charter, we will reduce distributions to a “disqualified organization” by the amount of tax paid by us that is attributable to such stockholder’s ownership. Treasury Regulations provide that such a reduction in distributions does not give rise to a preferential dividend that could adversely affect our compliance with the distribution requirement. See “—Distribution Requirements.” To the extent that capital stock owned by “disqualified organizations” is held by a broker or other nominee, the broker/dealer or other nominees would be liable for a tax at the highest corporate tax rate on the portion of our excess inclusion income allocable to the capital stock held by the broker/dealer or other nominee on behalf of the “disqualified organizations.” A regulated investment company or other pass-through entity owning our capital stock will be subject to tax at the highest corporate tax rate on any excess inclusion income allocated to its record name owners that are “disqualified organizations.” We do not currently intend to hold REMIC residual interests or engage in financing activities that may result in treatment of us or a portion of our assets as a taxable mortgage pool.

Gross Income Tests

We must satisfy two gross income tests annually to qualify as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by a mortgage on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	income and gain derived from foreclosure property (as described below);

•

income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC; and

•

income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test (except for income derived from the temporary investment of new capital), other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these. Gross income from servicing loans for third parties is not qualifying income for purposes of either gross income test. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. Income and gain from “qualified liability hedges,” as defined in “—Hedging Transactions,” will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “—Foreign Currency Gain.” Finally, gross income attributable to cancellation of indebtedness, or COD, income will be excluded from both the numerator and the denominator for purposes of both of the gross income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Dividends

Our share of any dividends received from any corporation (including dividends from any domestic TRS we may form, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Interest

The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•

an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or the REIT.

Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if the loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of (i) the date the REIT agreed to originate or acquire the loan or (ii) as discussed below, in the event of a “significant modification,” the date we modified the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. IRS Revenue Procedure 2011-16 provides that the IRS will treat distressed mortgage loans acquired by a REIT that are secured by real property and other property as producing, in part, non-qualifying income for the 75% gross income test. Specifically, IRS Revenue Procedure 2011-16 indicates that interest income on such a mortgage loan will be treated as qualifying income based on the ratio of: (i) the fair market value of the real property securing the debt determined as of the date the REIT committed to acquire the loan; and (ii) the face amount of the loan (and not the purchase price or current value of the loan). The face amount of a distressed mortgage loan will typically exceed the fair market value of the real property securing the mortgage loan on the date the REIT commits to acquire the loan. To the extent that we invest in distressed mortgage loans, we intend to do so in a manner consistent with the requirements for qualification as a REIT.

Initially, we intend to invest primarily in Agency RMBS that are pass-through certificates, and we may also invest in Agency RMBS that are CMOs, Non-Agency RMBS, whole residential mortgage loans, CMBS, ABS and Excess MSRs. Other than income from derivative instruments, as described below, we expect that all of the income of our Agency RMBS, Agency RMBS that are CMOs, Non-Agency RMBS, whole residential mortgage loans, CMBS and Excess MSRs will be qualifying income for purposes of the 95% gross income test. We expect that the Agency RMBS that are pass-through certificates will be treated as interests in a grantor trust for federal income tax purposes. Consequently, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. Although the IRS has ruled generally that the interest income from Agency RMBS is qualifying income for purposes of the 75% gross income test, it is not clear how this guidance would apply to secondary market purchases of Agency RMBS at a time when the loan-to-value ratio of one or more of the mortgage loans backing the Agency RMBS is greater than 100%. We expect that substantially all of our income from Agency RMBS will be qualifying income for the 75% gross income test. We expect that any Agency RMBS that are CMOs, Non-Agency RMBS, and CMBS will generally be treated as interests in REMICs for federal income tax purposes. Income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% gross income test. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest rate swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holders of the related REMIC securities. Interest income from whole residential mortgage loans will be qualifying income for purposes of the 75% gross income test to the extent that the loan is secured by real property, as discussed above. We expect that the interest income from investments in ABS and any Non-Agency RMBS and CMBS that are not interests in a REMIC will not be qualifying income for the 75% gross income test.

We intend to invest in Excess MSRs. In a private letter ruling to another taxpayer, the IRS ruled substantially to the effect that interest received in respect of Excess MSRs will be considered interest on obligations secured by mortgages on real property for purposes of the 75% gross income test. Private letter rulings cannot be relied upon by persons other than the taxpayer to which they were issued. Nonetheless, we intend to treat income from our Excess MSRs that have terms consistent with those described in the private letter ruling as qualifying income for purposes of the 75% gross income test. In the event that such income were determined not to be qualifying for the 75% gross income test, we could be subject to a penalty tax or we could fail to qualify as a REIT if such income together with our non-qualifying income for the 75% gross income test exceeds 25% of our gross income for any taxable year.

We intend to purchase Agency RMBS through TBAs and may recognize income or gains on the disposition of TBAs through dollar roll transactions or otherwise. The law is unclear with respect to the qualification of gains from dispositions of TBAs as gains from the sale of real property (including interests in real property and interests in mortgages on real property) or other qualifying income for purposes of the 75% gross income test. Until we receive a favorable private letter ruling from the IRS or we receive an opinion of counsel to the effect that income and gain from the disposition of TBAs should be treated as qualifying income for purposes of the 75% gross income test, we will limit our gains from dispositions of TBAs and any non-qualifying income to no more than 25% of our gross income for each calendar year. Accordingly, our ability to dispose of TBAs, through dollar roll transactions or otherwise, could be limited. Moreover, even if we are advised by counsel that income and gains from dispositions of TBAs should be treated as qualifying income, it is possible that the IRS could successfully take the position that such income is not qualifying income. In the event that such income were determined not to be qualifying for the 75% gross income test, we could be subject to a penalty tax or we could fail to qualify as a REIT if such income and any non-qualifying income exceeds 25% of our gross income. See “—Failure to Qualify.”

We may modify the term of any whole residential mortgage loans we acquire. Under the Code, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. IRS Revenue Procedure 2011-16 provides a safe harbor pursuant to which we will not be required to redetermine the fair market value of the real property securing a loan for purposes of the gross income and asset tests in connection with a loan modification that is (i) occasioned by a borrower default or (ii) made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. To the extent we significantly modify loans in a manner that does not qualify for that safe harbor, we will be required to redetermine the value of the real property securing the loan at the time it was significantly modified, which could result in a portion of the interest income on the loan being treated as non-qualifying income for purposes of the 75% gross income test. In determining the value of the real property securing such a loan, we generally will not obtain third-party appraisals but rather will rely on internal valuations.

ABS

We may invest in ABS. Our ABS investments will generally be treated as debt instruments for federal income tax purposes that will produce qualifying income for the 95% gross income test, but not the 75% gross income test.

Sale and Repurchase Agreements

We intend to enter into sale and repurchase agreements under which we would nominally sell certain of our mortgage assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets in exchange for a purchase price that reflects a financing charge. We believe that we would be treated for purposes of the REIT gross income and asset test (see “—Asset Tests” below) as the owner of the mortgage assets that are the subject of any such repurchase agreement notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the mortgage assets during the term of the sale and repurchase agreement, in which case our ability to qualify as a REIT could be adversely affected.

Hedging Transactions

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into puts and calls on securities or indices of securities, futures, interest rate swaps, interest rate caps, interest rate swaptions, exchange traded derivatives, U.S. Treasury securities and options on U.S. Treasury securities, and interest rate floors, options to purchase these items, and forward contracts. Income and gain from a “qualified liability hedge” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “qualified liability hedge” includes any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. A “qualified liability hedge” also includes any transaction entered into primarily to manage risk of currency fluctuations with respect to any item of income or gain that is qualifying income for purposes of the 75% or 95% gross income test (or any property which generates such income or gain). We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. To the extent that we hedge for other purposes, or to the extent that a portion of the hedged assets are not treated as “real estate assets” (as described below under “—Asset Tests”) or we enter into derivative transactions that are not qualified liability hedges, the income from those transactions will likely be treated as non-qualifying income for purposes of both gross income tests. Any hedging contracts with respect to our assets that were not acquired, or that we do not carry, with financings will not be treated as qualified liability hedges. In addition, income from hedging transactions that hedge credit risk rather than interest rate risk will not be treated as qualified liability hedges. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We expect to conduct some or all of our hedging activities (including hedging activities relating to credit risk) through a domestic TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries.

Fee Income

We may earn income from fees in certain circumstances. Fee income generally will be qualifying income for purposes of both the 75% and 95% gross income tests if it is received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees, including certain amounts received in connection with mortgage servicing rights, generally are not qualifying income for purposes of either gross income test. Any fees earned by a TRS will not be included for purposes of the gross income tests.

COD Income

From time-to-time, we may recognize COD income in connection with repurchasing our debt at a discount. COD income is excluded from gross income for purposes of both the 75% and 95% gross income tests. Any COD income that we recognize would be subject to the distribution requirements, subject to certain rules that apply to excess non-cash income, or we will incur corporate income tax and a 4% nondeductible excise tax with respect to any COD income.

Foreign Currency Gain

Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Rents from Real Property

We do intend to acquire any real property, but we may acquire real property or an interest therein in the future. To the extent that we acquire real property or an interest therein, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•

First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded, however, from rents from real property solely by reason of being based on fixed percentages of receipts or sales.

•

Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS, at least 90% of the property is leased to unrelated tenants, the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to an increase in rent due to a modification of a lease with a “controlled TRS” (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant.

•

Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•

Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. We may, however, provide services directly to tenants if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS, which may provide customary and non-customary services to tenants without tainting our rental income from the related properties.

Prohibited Transactions

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Any such income will be excluded from the application of the 75% and 95% gross income tests. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. No assurance, however, can be given that the IRS will not successfully assert a contrary position, in which case we would be subject to the prohibited transaction tax on the sale of those assets.

Foreclosure Property

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. Gross income from foreclosure property will qualify, however, under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•

that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered, however, to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the U.S. Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•

on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•

on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•

which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Failure to Satisfy Gross Income Tests

If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we are entitled to qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, a schedule of the sources of our income is filed with the IRS in accordance with regulations prescribed by the Secretary of the U.S. Treasury.

We cannot with certainty predict whether any failure to meet these tests will qualify for the relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (i) the amount by which we fail the 75% gross income test, or (ii) the excess of 95% of our gross income over the amount of gross income attributable to sources that qualify under the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables and certain investments in money market funds;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	stock in other REITs;

•

investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term; and

•

regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consist of assets that are qualifying real estate-related assets under the federal income tax laws, determined as if we held such assets, we will be treated as holding directly our proportionate share of the assets of such REMIC.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets (the “5% asset test”).

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or 10% of the value of any one issuer’s outstanding securities (the “10% vote test” and the “10% value test,” respectively).

Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test (the “25% securities test”).

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans or mortgage-backed securities that constitute real estate assets, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” does not include:

•

“straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any “controlled TRS” hold non-”straight” debt securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•

a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than twelve months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;

•	any loan to an individual or an estate;

•	any “section 467 rental agreement,” other than an agreement with a related party tenant;

•	any obligation to pay “rents from real property”;

•	certain securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity;

•	any security (including debt securities) issued by another REIT;

•

any debt instrument of an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and certain debt securities issued by that partnership; or

•

any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

Initially, we intend to invest in Agency RMBS that are pass-through certificates in entities treated as grantor trusts for federal income tax purposes. We will be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. Although the IRS has ruled generally that Agency RMBS that are pass-through certificates are real estate assets for purposes of the 75% asset test, it is not clear how this guidance would apply to secondary market purchases of Agency RMBS that are pass-through certificates at a time when a portion of one or more mortgage loans backing the Agency RMBS are not treated as real estate assets as a result of the loans not being treated as fully secured by real property. We will also invest in Agency RMBS that are CMOs, Non-Agency RMBS, whole residential mortgage loans, CMBS, and ABS. We expect that our investments in Agency RMBS that are CMOs, Non-Agency RMBS and CMBS will generally be treated as interests in REMICs for federal income tax purposes. Such interests will generally qualify as real estate assets, and income derived from REMIC interests will generally be treated as qualifying income for purposes of the REIT income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest qualifies for purposes of the REIT asset and income tests. To the extent any of our investments in Agency RMBS are not treated as real estate assets, we expect such Agency RMBS will be treated as government securities because they are issued or guaranteed as to principal or interest by the United States or by a person controlled or supervised by and acting as an instrumentality of the government of the United States pursuant to authority granted by the U.S. Congress of the United States. Our investments in ABS and Non-Agency RMBS or CMBS that are not interests in a REMIC will not be treated as qualifying assets for purposes of the 75% asset test and will be subject to the 5% asset test, the 10% value test, and the 25% securities test described above.

We intend to invest in Excess MSRs. In a private letter ruling to another taxpayer, the IRS ruled substantially to the effect that Excess MSRs represent interests in mortgages on real property and thus are qualifying “real estate assets” for purposes of the 75% asset test. Private letter rulings cannot be relied upon by persons other than the taxpayer to which they were issued. Nonetheless, we intend to treat Excess MSRs that have terms consistent with those described in the private letter ruling as “real estate assets” for purposes of the 75% asset test. In the event that such assets were determined not to be qualifying for the 75% asset test, we could be subject to a penalty tax or we could fail to qualify as a REIT if the value of our Excess MSRs and any non-qualifying assets exceeds 25% of our total assets at the end of any calendar quarter.

As discussed above, we may invest directly in whole residential mortgage loans. As discussed above under “—Gross Income Tests,” under the applicable Treasury regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of (i) the date we agreed to acquire or originate the loan or (ii) in the event of a significant modification, the date we modified the loan, then a portion of the interest income from such a loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. Although the law is not entirely clear, a portion of the loan will also likely be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the 10% value test and the 5% asset test. IRS Revenue Procedure 2011-16 provides a safe harbor under which the IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of (i) the fair market value of the real property securing the loan determined as of the date the REIT committed to acquire the loan or (ii) the fair market value of the loan on the date of the relevant quarterly REIT asset testing date. Under the safe harbor, when the current value of a distressed mortgage loan exceeds the fair market value of the real property that secures the loan, determined as of the date we committed to acquire or originate the loan, the excess will be treated as a non-qualifying asset. Accordingly, under the safe harbor, an increasing portion of a distressed mortgage loan will be treated as a non-qualifying asset as the value of the distressed mortgage loan increases. To the extent we invest in whole residential mortgage loans, we intend to do so in a manner consistent with qualifying and maintaining our qualification as a REIT.

We intend to enter into sale and repurchase agreements under which we will nominally sell certain of our assets to a counterparty and simultaneously entered into an agreement to repurchase the sold assets in exchange for a purchase price that reflects a financing charge. Based on positions the IRS has taken in analogous situations, we believe that we are treated for REIT asset and income test purposes as the owner of the assets that are the subject of such agreements notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own our assets subject to sale and repurchase agreements during the term of such agreements, in which case we could fail to qualify as a REIT.

We intend to purchase Agency RMBS through TBAs. The law is unclear with respect to the qualification of TBAs as real estate assets or Government securities for purposes of the 75% asset test. Until we receive a favorable private letter ruling from the IRS or we receive an opinion from counsel to the effect that TBAs should be treated as qualifying assets for purposes of the 75% asset test, we will limit our investment in TBAs and any non-qualifying assets to no more than 25% of our assets at the end of any calendar quarter and will limit our investments in TBAs with a single counterparty to no more than 5% of our assets at the end of any calendar quarter. Accordingly, our ability to purchase Agency RMBS through TBAs could be limited. Moreover, even if we are advised by counsel that TBAs should be treated as qualifying assets, it is possible that the IRS could successfully take the position that such assets are not qualifying assets. In the event that such assets were determined not to be qualifying for the 75% asset test, we could be subject to a penalty tax or we could fail to qualify as a REIT if the value of our TBAs and any non-qualifying assets exceeds 25% of our total assets at the end of any calendar quarter or if the value of our investments in TBAs with a single counterparty exceeds 5% of our assets at the end of any calendar quarter. See “—Failure to Qualify.”

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. No assurance, however, can be given that we will be successful in this effort. In this regard, to determine our compliance with these requirements, we will have to value our investment in our assets to ensure compliance with the asset tests. Although we will seek to be prudent in making these estimates, no assurances can be given that the IRS might not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and, thus, would fail to qualify as a REIT.

If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification so long as:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•

the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the 5% asset test, the 10% vote test or the 10% value test described above at the end of any calendar quarter, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure, (ii) file a schedule with the IRS describing the assets that caused such failure in accordance with regulations promulgated by the Secretary of the U.S. Treasury and (iii) pay a tax equal to the greater of $50,000 or 35% of the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests. If the IRS were to determine that we failed the 5% asset test or 75% asset test because TBAs are not qualifying assets, it is possible that the IRS would not consider our position taken with respect to such assets, and accordingly our failure to satisfy the 5% asset test or 75% asset test, to be due to reasonable cause and not due to willful neglect. If the IRS were to successfully assert these positions, we would fail to qualify as a REIT. See “—Failure to Qualify.” Accordingly, it is not possible to state whether we would be entitled to the benefit of these relief provisions with regard to this issue or in any other circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT.

We believe that the Agency RMBS, Non-Agency RMBS, whole residential mortgage loans, CMBS, ABS, Excess MSRs and other assets that we will hold will satisfy the foregoing asset test requirements. We will monitor the status of our assets and our future acquisition of assets to ensure that we comply with those requirements, but we cannot assure you that we will be successful in this effort. No independent appraisals will be obtained to support our estimates of and conclusions as to the value of our assets and securities, or in many cases, the real estate collateral for the whole residential mortgage loans we acquire and the mortgage loans that support our Agency RMBS, Non-Agency RMBS and CMBS. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, no assurance can be given that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

We must make such distributions in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (ii) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (i) are taxable to the stockholders in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro-rata among all outstanding shares of stock within a particular class and (ii) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

We may elect to retain and pay income tax on the net long-term capital gain we recognize in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the REIT distribution requirements and the 4% nondeductible excise tax described above. We intend to make timely distributions in the future sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of cash, including distributions from our subsidiaries, and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Possible examples of those timing differences include the following:

•	Because we may deduct capital losses only to the extent of our capital gains, we may have taxable income that exceeds our economic income.

•

We will recognize taxable income in advance of the related cash flow with respect to our investments that are deemed to have original issue discount. We generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account credit losses until they are actually incurred.

•

We intend to acquire investments that are treated as having “market discount” for federal income tax purposes, because the investments are debt instruments that we intend to acquire for an amount less than their principal amount. Under the market discount rules, we may be required to treat portions of gains on sale of market discount bonds as ordinary income and may be required to include some amounts of principal payments received on market discount bonds as ordinary income. The recognition of market discount upon receipt of principal payments results in an acceleration of the recognition of taxable income to periods prior to the receipt of the related income. Further, to the extent that such an investment does not fully amortize according to its terms, we may never receive the economic income attributable to previously recognized market discount.

•

If we acquire whole residential mortgage loans for an amount less than their principal amount and modify those loans in a manner that is treated as “significant” for tax purposes, we would be treated for tax purposes as exchanging the original loan for the modified loan. We would recognize gain, without the receipt of any cash, from that deemed exchange in an amount equal to the difference between the adjusted issue price of the modified loan (which will generally be the face amount of the modified loan) and our adjusted tax basis in the original loan.

Although several types of non-cash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds, sell assets or make taxable distributions of our capital stock or debt securities.

We may satisfy the 90% distribution test with taxable distributions of our stock or debt securities. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. Those rulings may be relied upon only by taxpayers whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/stock dividends, but that revenue procedure does not apply to our 2013 and future taxable years. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and stock. We have no current intention to make a taxable dividend payable in cash and our stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest and a penalty to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction, and stockholders taxed at individual rates might be eligible for the reduced federal income tax rate of 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of U.S. Holders

The term “U.S. holder” means a holder of our common stock that, for federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized under the laws of the United States, any of its States or the District of Columbia;

•	an estate whose income is subject to federal income taxation regardless of its source; or

•

any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our common stock by the partnership.

Taxation of U.S. Holders on Distributions on Common Stock

As long as we qualify as a REIT, a taxable U.S. holder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. holder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. holder generally will not qualify for the 20% tax rate for “qualified dividend income.” The maximum tax rate for qualified dividend income received by taxpayers taxed at individual rates is 20%. Qualified dividend income generally includes dividends paid to U.S. holders taxed at individual rates by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (see “—Taxation of Our Company” above), our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 39.6%. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from certain non-REIT corporations (e.g., dividends from any domestic TRSs), (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income) and (iii) attributable to income in the prior taxable year from the sales of “built-in gain” property acquired by us from C corporations in carryover basis transactions (less the amount of corporate tax on such income). In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. holder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock become ex-dividend. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us.

A U.S. holder generally will take into account distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. holder has held our common stock. A corporate U.S. holder may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

A U.S. holder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. holder’s common stock. Instead, the distribution will reduce the adjusted basis of such common stock. A U.S. holder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. holder’s adjusted basis in his or her stock as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, assuming the shares of stock are a capital asset in the hands of the U.S. holder. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. holder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. holder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year, as described in “—Distribution Requirements.”

Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

We may recognize taxable income in excess of our economic income, known as phantom income, in the first years that we hold certain investments, and experience an offsetting excess of economic income over our taxable income in later years. As a result, U.S. holders at times may be required to pay federal income tax on distributions that economically represent a return of capital rather than a dividend. These distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for federal income tax purposes. Taking into account the time value of money, this acceleration of federal income tax liabilities may reduce a U.S. holder’s after-tax return on his or her investment to an amount less than the after-tax return on an investment with an identical before-tax rate of return that did not generate phantom income. For example, if an investor with a 30% tax rate purchases a taxable bond with an annual interest rate of 10% on its face value, the investor’s before-tax return on the investment would be 10% and the investor’s after-tax return would be 7%. However, if the same investor purchased our common stock at a time when the before-tax rate of return was 10%, the investor’s after-tax rate of return on such stock might be somewhat less than 7% as a result of our phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable stockholder will decrease. We will consider the potential effects of phantom income on our taxable stockholders in managing our investments.

If excess inclusion income from a taxable mortgage pool or REMIC residual interest is allocated to any U.S. holder that income will be taxable in the hands of the U.S. holder and would not be offset by any net operating losses of the U.S. holder that would otherwise be available. See “—Requirements for Qualification—Taxable Mortgage Pools and Excess Inclusion Income.” As required by IRS guidance, we intend to notify our stockholders if a portion of a dividend paid by us is attributable to excess inclusion income.

Taxation of U.S. Holders on the Disposition of Common Stock

In general, a U.S. holder in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. holder has held such common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. holder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis. A holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. holder less tax deemed paid by it and reduced by any returns of capital. However, a U.S. holder must treat any loss upon a sale or exchange of common stock held by such holder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. holder treats as long-term capital gain. All or a portion of any loss that a U.S. holder realizes upon a taxable disposition of our common may be disallowed if the U.S. holder purchases other common stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The maximum tax rate on long-term capital gain applicable to U.S. holders taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on gain from the sale of our common stock.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we will designate whether such a distribution is taxable to U.S. holders taxed at individual rates at a 20% or 25% rate. The highest marginal individual income tax rate currently is 39.6%. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Withholding

We will report to U.S. holders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a U.S. holder may be subject to backup withholding at a rate of 28% with respect to distributions unless such holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A U.S. holder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. holder’s income tax liability. For taxable years beginning after December 31, 2013, a U.S. withholding tax at a 30% rate will be imposed on dividends received by U.S. holders who own our common stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for taxable years beginning after December 31, 2016, on proceeds from the sale of our common stock by U.S. holders who own our common stock through foreign accounts or foreign intermediaries. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. holders who fail to certify their non-foreign status to us. We will not pay any additional amounts in respect of amounts withheld.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. They are subject, however, to taxation on their UBTI. While many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI so long as our stock is not otherwise used in an unrelated trade or business. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. In addition, our dividends that are attributable to excess inclusion income will constitute UBTI in the hands of most tax-exempt stockholders. See “—Requirements for Qualification—Taxable Mortgage Pools and Excess Inclusion Income.” Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Furthermore, a tax-exempt stockholder’s share of any excess inclusion income that we recognize would be subject to tax as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

•	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;

•

we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•	Either:

•	one pension trust owns more than 25% of the value of our stock; or

•	A group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Holders

The term “non-U.S. holder” means a holder of our common stock that is not a U.S. holder or a partnership (or entity treated as a partnership for federal income tax purposes). The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign holders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their tax advisors to determine the impact of federal, state and local income tax laws on ownership of our common stock, including any reporting requirements.

A non-U.S. holder that receives a distribution that is not attributable to gain from our sale or exchange of “United States real property interests,” as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. Our dividends that are attributable to excess inclusion income will be subject to the 30% withholding tax, without reduction for any otherwise applicable income tax treaty. See “—Requirements for Qualification—Taxable Mortgage Pools and Excess Inclusion Income.” However, if a distribution is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. holders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. holder. In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our common stock. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution that we do not designate as a capital gain distribution or retained capital gain and is paid to a non-U.S. holder unless either:

•	a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us, or

•	the non-U.S. holder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

However, reduced treaty rates are not available to the extent that the income allocated to the non-U.S. holder is excess inclusion income.

A non-U.S. holder will not incur tax on a distribution on our common stock in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that common stock. A non-U.S. holder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of our common stock, if the non-U.S. holder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. holder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For taxable years beginning after December 31, 2013, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to certain non-U.S. holders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for taxable years beginning after December 31, 2016, on proceeds from the sale of our common stock received by certain non-U.S. holders. If payment of withholding taxes is required, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit or such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

For any year in which we qualify as a REIT, a non-U.S. holder may incur tax on distributions that are attributable to gain from our sale or exchange of “United States real property interests” under special provisions of the federal income tax laws known as “FIRPTA.” The term “United States real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. The term “United States real property interests” generally does not include mortgage loans or MBS such as Agency RMBS, Non-Agency RMBS and CMBS. As a result, we do not anticipate that we will generate material amounts of gain that would be subject to FIRPTA. Under the FIRPTA rules, a non-U.S. holder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. holder. A non-U.S. holder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. holders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate holder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Unless a non-U.S. holder qualifies for the exception described in the next paragraph, we must withhold 35% of any such distribution that we could designate as a capital gain dividend. A non-U.S. holder may receive a credit against such holder’s tax liability for the amount we withhold.

Capital gain distributions on our common stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as (i) our common stock is “regularly traded” on an established securities market in the United States and (ii) the non-U.S. holder does not own more than 5% of our common stock during the one-year period preceding the distribution date. As a result, non-U.S. holders generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be treated as regularly traded on an established securities market following this offering.

A non-U.S. holder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock as long as we are not a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are United States real property interests, then the REIT will be a United States real property holding corporation. We do not anticipate that we will be a United States real property holding corporation based on our investment strategy. However, it is possible that we could become a United States real property holding corporation in the future. In the unlikely event that at least 50% of the assets we hold were determined to be United States real property interests, gains from the sale of our common stock by a non-U.S. holder could be subject to a FIRPTA tax. However, even if that event were to occur, a non-U.S. holder generally would not incur tax under FIRPTA on gain from the sale of our common stock if we were a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. holders. We cannot assure you that this test will be met.

If our common stock is regularly traded on an established securities market in the United States, an additional exception to the tax under FIRPTA will be available, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. holder sells our common stock. Under that exception, the gain from such a sale by such a non-U.S. holder will not be subject to tax under FIRPTA if:

•	our common stock is considered regularly traded under applicable U.S. Treasury regulations on an established securities market, such as the New York Stock Exchange; and

•	the non-U.S. holder owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period.

As noted above, we anticipate that our common stock will be treated as being regularly traded on an established securities market following this offering.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. holder would be taxed on that gain in the same manner as U.S. holders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. holder generally will incur tax on gain not subject to FIRPTA if:

•

the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain; or

•

the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains.

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in statutory changes as well as revisions to regulations and interpretations. Additionally, several of the tax considerations described herein are currently under review and are subject to change. You are urged to consult with your own tax advisor regarding the effect of potential changes to the federal tax laws on an investment in our common stock.

State, Local and Foreign Taxes

We and/or our stockholders may be subject to taxation by various states, localities or foreign jurisdictions, including those in which we or a stockholder transacts business, owns property or resides. We may own properties located in numerous jurisdictions and may be required to file tax returns in some or all of those jurisdictions. The state, local and foreign tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their tax advisors regarding the effect of state, local and foreign income and other tax laws upon an investment in our common stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten initial public offering in which Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. are acting as representatives of the underwriters. We and our Manager have entered into an underwriting agreement with Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., acting as representatives of the underwriters named below, with respect to the common stock being offered hereby. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of shares of our common stock set forth opposite its name below:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option we describe below. We have granted to the underwriters a 30-day option to purchase up to             additional shares from us at the initial public offering price less the underwriting discount and commissions. The option may be exercised only to cover any over-allotments, if any. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and the satisfaction of other conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents.

The underwriters propose to offer shares of our common stock directly to the public at the initial public offering price per share shown on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price per share. After this offering, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of our common stock offered in this offering.

The following table shows the per share and total underwriting discount and commissions that our Manager will pay to the underwriters at closing and the proceeds (before expenses) that we will receive from the sale of our common stock in this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No Exercise	Full Exercise
Underwriting discount per share	$	$
Total underwriting discount	$	$
Proceeds to us (before expenses)	$	$

We estimate that the total expenses of this offering (exclusive of the underwriting discount and commissions) and the private placement will be approximately $             million. Our Manager has agreed to pay the underwriting discounts and commissions in connection with this offering and our organizational costs and other costs in connection with this offering and the concurrent private placement.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We and our Manager have agreed to indemnify the underwriters, their affiliates, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and if we are unable to provide this indemnification to contribute to payments that the underwriters may be required to make in respect of these liabilities.

We and our Manager, and each of our executive officers and directors and each executive officer of our Manager, have agreed to, for a period of                 days after the date of the prospectus, without the prior written consent of the representatives, directly or indirectly, not to (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether such transaction described in clauses (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or (iv) publicly announce an intention to effect any transaction specified in clauses (i), (ii) or (iii) above.

The restrictions contained in the preceding paragraph shall not apply to (i) any grants made by us pursuant to the Incentive Plan (or the filing of a registration statement on Form S-8 to register shares of our common stock issuable under such plan), or (ii) transfers of shares of our common stock or any security convertible into shares of our common stock by any of our directors, executive officers, or any director or executive officer of our Manager as a bona fide gift, or by will or intestate succession to such director, executive officer or stockholder’s family or to a trust, the beneficiaries of which are exclusively such director, executive officer or stockholder or members of such director, executive officer or stockholder’s family; provided that in the case of any transfer or distribution pursuant to clause (ii), each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made during the restricted period.

Subject to official notice of issuance, our common stock has been approved for listing on the NYSE under the symbol “SEER.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by the NYSE.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives. In determining the initial public offering price, we and the representatives consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded shares of the common stock of generally comparable companies; and

•	other factors deemed relevant by the representatives and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•

Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

The underwriters and their affiliates may in the future engage in investment banking, lending and other commercial dealings in the ordinary course of business with us. They would receive customary fees and commissions for these services.

Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. have in the past provided             , another investment advisory client of our Manager, with investment banking, lending and financial advisory services in exchange for customary fees. They may also perform these services for us in the future.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

Certain legal matters relating to this offering including the validity of the shares being offered by this prospectus and certain tax matters, will be passed upon for us by Hunton & Williams LLP and Venable LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Clifford Chance US LLP. As to certain matters of Maryland law, Clifford Chance US LLP and Hunton & Williams LLP may rely on the opinion of Venable LLP.

EXPERTS

The financial statement included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of

Seer Mortgage Capital, Inc.

We have audited the accompanying balance sheet of Seer Mortgage Capital, Inc. (a Maryland corporation in the Development Stage) (collectively, the “Company”) as of October 31, 2012. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seer Mortgage Capital, Inc. as of October 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

January 10, 2013

Seer Mortgage Capital, Inc.

(A Development Stage Company)

Balance Sheet

October 31, 2012

Assets
Cash	$2,100

Total assets	$2,100

Stockholder’s Equity:
Common stock, $0.01 par value per share; 1,000 shares authorized; 100 shares issued and outstanding	$1
Additional paid in capital	2,099

Total stockholder’s equity	$2,100

The accompanying notes are an integral part of this financial statement.

NOTE 1: THE COMPANY

Seer Mortgage Capital, Inc. (the “Company”) was formed on July 20, 2009. The Company is a Maryland corporation focused on acquiring, financing and managing primarily residential mortgage assets and residential mortgage-related assets, including Agency RMBS, Non-Agency RMBS, whole residential mortgage loans, Excess MSRs, and other residential mortgage assets, as well as CMBS and other ABS. The Company intends to finance investments in its target assets primarily through the use of repurchase agreements. The Company intends to qualify as a REIT for federal income tax purposes beginning with the taxable year ending December 31 of the year in which the Company satisfies the minimum offering requirement.

The Company sold 100 shares of common stock to an officer of the Company on October 1, 2012, for $20.00 per share. The Company has not commenced operations and, therefore, it is in the development stage. Subject to certain restrictions and limitations, the Company will be externally managed by the Manager pursuant to a management agreement.

The Manager is directly owned and controlled by Seer Capital Management LP (“Seer Capital”). The Manager is considered to be a related party and will receive compensation and fees for services related to the Company’s initial public offering and for the investment and management of the Company’s assets. The compensation levels during the offering, acquisition and operational stages of the Company are based on percentages of proceeds from the Company’s initial public offering and the cost of originating or acquiring the Company’s investments.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The balance sheet has been prepared by management in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position are included. The Company has not begun operations and therefore does not present a statement of operations or statement of cash flows. In the opinion of the Manager, all adjustments considered necessary for a fair presentation of the Company’s financial position have been included and are of a normal and recurring nature.

Development Stage Company and Organization and Offering Costs

The Company complies with the reporting requirements of development stage enterprises. The Company expects to incur organizational, accounting and offering costs in pursuit of the Company’s financing. The offering and organization costs, which are primarily being incurred by the Manager, will be paid or reimbursed by the Company with offering proceeds. There can be no assurance that the Company’s plans will be successful.

Use of Estimates

The preparation of the balance sheet in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Investments

FASB ASC 320-10, Debt and Equity Securities, requires that, at the time of purchase, the Company designate a security as either held-to-maturity, available for sale, or AFS, or trading depending on its ability and intent to hold such security to maturity. Securities AFS are reported at fair value, while securities held-to-maturity are reported at amortized cost. All assets classified as AFS will be reported at fair value, with unrealized gains and losses excluded from net income or loss and reported as a separate component of stockholders’ equity. The Company may also elect the fair value option for all of Agency and Non-Agency RMBS at the date of purchase, which will permit it to measure these securities at estimated fair value with the change in estimated fair value included as a component of earnings.

For an AFS security, where its fair value has declined below its amortized cost basis, the Company will evaluate the security for other-than-temporary impairment, or OTTI. If the Company either (1) intends to sell the impaired security, (2) will more likely than not be required to the sell the impaired security before it recovers in value or (3) do not expect to recover the impaired security’s amortized cost basis even if the Company does not intend to sell the security, then the impairment is deemed an OTTI and the Company will record the entire difference between the security’s fair value and its amortized cost in net income or loss. Conversely, if one of these three conditions are met, the Company will analyze the expected cash flows, or cost recovery of the security, to determine what, if any, OTTI is recognized through the Company’s net income or loss. This analysis will include an assessment of any changes in the regulatory and/or economic environment that might affect the performance of the security.

If the Company concludes through its analysis that there has been no significant adverse change in its cash flow assumptions for the security, then the impairment is deemed temporary in nature and the associated difference between the security’s fair value and its amortized cost basis is recorded as an unrealized loss through other comprehensive income or loss, a component of stockholders’ equity. Alternatively, if the Company concludes that there has been a significant adverse change in its cash flow assumptions for the security, then the impairment is deemed an OTTI and the Company will perform an additional analysis to determine what portion of OTTI, if any, should be recorded through net income or loss. This analysis entails discounting the security’s cash flows to a present value using the prior period yield for the security to determine an “expected recoverable value.” The difference between this expected recoverable value and the amortized cost basis of the security is deemed to be the “credit” component of the OTTI that is recorded in the Company’s net income or loss. The amortized cost of the security is then adjusted to the expected recoverable value, and the difference between this expected recoverable value and the fair value is deemed to be the “non-credit” component of the OTTI that is recorded to other comprehensive income or loss. Future amortization and accretion for the security is computed based upon the new amortized cost basis.

Revenue Recognition

The Company’s interest income on its Agency and Non-Agency RMBS is accrued based on the actual coupon rate and the outstanding principal balance of such securities. Premiums and discounts are amortized or accreted into interest income over the lives of the securities using the effective yield method, as adjusted for actual prepayments. The Company estimates prepayments for its Agency interest-only securities, which represent its right to receive a specified portion of the contractual interest flows of specific Agency and CMO securities. As a result, if prepayments increase (or are expected to increase), the Company will accelerate the rate of amortization on the premiums. Conversely, if prepayments decrease (or are expected to decrease), the Company will decelerate the rate of amortization on the premiums. The Company’s interest income on its Non-Agency RMBS securities rated below AA, including unrated securities, is recognized in accordance with estimated cash flows. Cash flows from a security are estimated by applying assumptions used to determine the fair value of such security and the excess of the future cash flows over the investment are recognized as interest income under the effective yield method. The Company reviews and, if appropriate, makes adjustments to its cash flow projections at least quarterly and monitors these projections based on input and analysis received from external sources, internal models and the judgment of its management about interest rates, prepayment rates, the timing and amount of credit losses and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in interest income recognized on, or the carrying value of, such securities.

For Non-Agency RMBS purchased at a discount, the Company accounts for differences between contractual cash flows and cash flows expected to be collected from its initial investment in debt securities acquired if those differences are attributable, at least in part, to credit quality. The Company must limit the yield that may be accreted (accretable yield) to the excess of an estimate of undiscounted expected principal, interest and other cash flows (cash flows expected at acquisition to be collected) over the initial investment. The excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference or designated credit reserve) is not recognized as an adjustment of yield, loss accrual or valuation allowance. Subsequent increases in cash flows expected to be collected is recognized prospectively through adjustment of the yield over the remaining life of the security. Decreases in cash flows expected to be collected are recognized as an impairment.

Derivative Instruments

The Company will apply the provisions of FASB ASC 815, Derivatives and Hedging, which requires an entity to recognize all derivatives as either assets or liabilities in the balance sheets and to measure those instruments at fair value.

Derivatives will be used for hedging purposes rather than speculation. The Company will rely on internal models corroborated by quotations from a third-party to determine these fair values. If the Company’s hedging activities do not achieve their desired results, the Company’s reported earnings may be adversely affected. If the Company finances the purchase of RMBS with repurchase agreements with the same counterparty from which the securities are purchased and both transactions are entered into contemporaneously or in contemplation of each other, the transactions are presumed to be part of the same arrangement, or a “Linked Transaction,” unless certain criteria are met. The Company will account for the two components of a Linked Transaction (the RMBS purchase and the related repurchase agreement financing) on a net basis and record a forward purchase (derivative) contract, at fair value, on our balance sheet in the line item “Linked Transactions, net, at fair value.”

Fair Value of Financial Instruments

FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value in accordance with US GAAP and expands financial statement disclosure requirements for fair value measurements. FASB ASC Topic 820 further specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

• Level 1—Valuation techniques in which all significant inputs are quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

• Level 2—Valuation techniques in which significant inputs include quoted prices from active markets or assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices from markets that are not active for assets or liabilities that are identical or similar to the assets or liabilities being measured. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

• Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect our assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company will follow the fair value hierarchy set forth above in order to prioritize the data utilized to measure fair value. The Company will strive to obtain quoted market prices in active markets (Level 1 inputs). If Level 1 inputs are not available, the Company will attempt to obtain Level 2 inputs, observable market prices in inactive markets, or derive the fair value measurement using observable market prices for similar assets or liabilities. When neither Level 1 nor Level 2 inputs are available, the Company will use Level 3 inputs and independent pricing service models to estimate fair value measurements.

A significant portion of the Company’s assets and liabilities are at fair value and, therefore, the Company’s consolidated balance sheet and income statement could be significantly affected by fluctuations in market prices. Although the Company may execute various hedging strategies to mitigate its exposure to changes in fair value, the Company cannot fully eliminate its exposure to volatility caused by fluctuations in market prices. The Company’s assets and liabilities will be subject to valuation adjustment as well as changes in the inputs used to measure fair value.

Repurchase Agreements

The Company will finance the acquisition of its target assets through borrowings under repurchase agreements. Repurchase agreements, other than those treated as Linked Transactions, are treated as collateralized financing transactions and carried at their contractual amounts, including accrued interest, as specified in the respective agreements.

Income Taxes

The Company intends to elect REIT status beginning with the taxable year ending December 31 of the year in which the Company completes its initial public offering. To qualify and maintain the Company’s status as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its ordinary taxable income to stockholders. As a REIT, the Company generally will not be subject to federal income tax on taxable income that the Company distributes to its stockholders. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders, however, the Company believes that it will be organized and operate in such a manner as to qualify and maintain treatment as a REIT and intend to operate in such a manner so that the Company will qualify and remain qualified as a REIT for federal income tax purposes.

Earnings Per Share

Earnings per share is computed in accordance with FASB ASC Topic 260, “Earnings per Share”, by dividing the net income by the weighted average number of common shares outstanding during the respective period.

Subsequent Events

The Company evaluated subsequent events through January 10, 2013.

NOTE 3: Share Based Compensation

The Company will follow FASB ASC 718, Compensation—Stock Compensation. FASB ASC 718 covers a wide range of share-based compensation arrangements, including stock options, restricted stock plans, performance based awards and related other arrangements. FASB ASC 718 requires that compensation cost relating to stock-based payment transactions be recognized in the financial statements at the time of grant or re-measurement date. The costs are measured based on the fair value of the equity or liability instruments issued.

Compensation cost related to restricted common stock to be granted to the Company’s independent directors will be measured at its estimated fair value at the grant date, and will be amortized and expensed over the vesting period on a straight-line basis. Compensation cost related to restricted common stock issued to or at the direction of the Manager will be initially measured at estimated fair value at the grant date, and will be re-measured on subsequent dates to the extent the awards are unvested.

NOTE 4: Related Party Transactions

1.	Management Agreement

Concurrently with the completion of this offering, the Company will enter into a management agreement with the Manager, pursuant to which the Manager will provide the day-to-day management of the Company’s operations. The management agreement requires the Manager to manage the Company’s business affairs in conformity with the policies and the investment guidelines that are approved and monitored by the Company’s board of directors. The management agreement has an initial three-year term and will be renewed for one-year terms thereafter unless terminated by either the Company or the Manager. The Manager is entitled to receive a termination fee from the Company, under certain circumstances. The Company also is obligated to reimburse certain expenses incurred by the Manager. The Manager is entitled to receive from the Company a base management fee based on the Company’s stockholders’ equity.

Shares

Seer Mortgage Capital, Inc.

Common Stock

Prospectus

Deutsche Bank Securities

Citigroup

, 2013

Part II

Information Not Required in Prospectus

ITEM 31.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table shows the fees and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee are estimated.

Securities and Exchange Commission registration fee	$	*
Financial Industry Regulatory Authority, Inc. filing fee	$	*
NYSE listing fee	$	*
Legal fees and expenses (including Blue Sky fees)	$	*
Accounting fees and expenses	$	*
Printing and engraving expenses	$	*
Transfer agent fees and expenses	$	*
Miscellaneous	$	*

Total	$	*

*	To be furnished by amendment.

ITEM 32.	SALES TO SPECIAL PARTIES.

None.

ITEM 33.	RECENT SALES OF UNREGISTERED SECURITIES.

On                         our Manager owned by Philip Weingord according to table X diligence purchased 100 shares of our common stock for a purchase price of $2,000 in a private placement. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

ITEM 34.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, manager or trustee of such corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

We expect to enter into indemnification agreements with each of our directors and officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 35.	TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED.

None of the proceeds will be credited to an account other than the appropriate capital share account.

ITEM 36.	FINANCIAL STATEMENTS AND EXHIBITS.

(a)	Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

(b)	Exhibits. The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit Number	Exhibit description

1.1*	Form of Underwriting Agreement among Seer Mortgage Capital, Inc. and the underwriters named therein

3.1*	Form of Articles of Amendment and Restatement of Seer Mortgage Capital, Inc.

3.2*	Amended and Restated Bylaws of Seer Mortgage Capital, Inc.

4.1*	Specimen Common Stock Certificate of Seer Mortgage Capital, Inc.

5.1*	Opinion of Venable LLP (including consent of such firm)

8.1*	Tax Opinion of Hunton & Williams LLP (including consent of such firm)

10.1*	Form of Management Agreement between Seer Mortgage Capital, Inc. and Seer Capital Management LP

10.2*	Form of Registration Rights Agreement Among Seer Mortgage Capital, Inc. and certain individual holders

10.3*	Form of Seer Mortgage Capital, Inc. Equity Incentive Plan

10.4*	Form of Seer Mortgage Capital, Inc. Manager Equity Incentive Plan

10.5*	Form of Indemnification Agreement between Seer Mortgage Capital, Inc. and a director

10.6*	Form of Restricted Stock Award Agreement

21.1*	Subsidiaries of Seer Mortgage Capital, Inc.

23.1*	Consent of Venable LLP (included in Exhibit 5.1)

23.2*	Consent of Hunton & Williams LLP (included in Exhibit 8.1)

23.3	Consent of Grant Thornton LLP

23.4*	Consent of Philip N. Weingord to being named as a director

23.5*	Consent of Michael G. Lamont to being named as a director

*	To be filed by amendment.
**	Filed previously

ITEM 37.	UNDERTAKINGS.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (or the Securities Act), may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January     , 2013.

Seer Mortgage Capital, Inc.

By:
Name:	Philip N. Weingord
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Michael G. Lamont, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

	Signatures	Title	Date

By:	Philip N. Weingord	Chief Executive Officer and Director (principal executive officer)	January , 2013

By:	Michael G. Lamont	President, Chief Financial Officer, Treasurer and Director (principal financial officer)	January , 2013

Exhibit Index

Exhibit Number	Exhibit description

1.1*	Form of Underwriting Agreement among Seer Mortgage Capital, Inc. and the underwriters named therein

3.1*	Form of Articles of Amendment and Restatement of Seer Mortgage Capital, Inc.

3.2*	Amended and Restated Bylaws of Seer Mortgage Capital, Inc.

4.1*	Specimen Common Stock Certificate of Seer Mortgage Capital, Inc.

5.1*	Opinion of Venable LLP (including consent of such firm)

8.1*	Tax Opinion of Hunton & Williams LLP (including consent of such firm)

10.1*	Form of Management Agreement between Seer Mortgage Capital, Inc. and Seer Capital Management LP

10.2*	Form of Registration Rights Agreement Among Seer Mortgage Capital, Inc. and certain individual holders

10.3*	Form of Seer Mortgage Capital, Inc. Equity Incentive Plan

10.4*	Form of Seer Mortgage Capital, Inc. Manager Equity Incentive Plan

10.5*	Form of Indemnification Agreement between Seer Mortgage Capital, Inc. and a director

10.6*	Form of Restricted Stock Award Agreement

21.1*	Subsidiaries of Seer Mortgage Capital, Inc.

23.1*	Consent of Venable LLP (included in Exhibit 5.1)

23.2*	Consent of Hunton & Williams LLP (included in Exhibit 8.1)

23.3	Consent of Grant Thornton LLP

23.4*	Consent of Philip N. Weingord to being named as a director

23.5*	Consent of Michael G. Lamont to being named as a director

*	To be filed by amendment.
**	Filed previously